# AGREEMENT OF LEASE

## between

## PARK AVENUE PROPERTIES ASSOCIATES LLC

*Landlord*

## and

## KNOX LAWRENCE INTERNATIONAL, LLC

## and

## MIDAS MEDICI GROUP HOLDINGS, INC.

*Tenant*

**Dated:**

**October 1, 2011**

**Premises:**

**Portion of Twentieth (20th) Floor
445 Park Avenue
New York, New York 10022**

**TABLE OF CONTENTS**

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EXHIBIT A    The Demised Premises

EXHIBIT B    Rules and Regulations

EXHIBIT C    Cleaning Specifications

EXHIBIT D    Guaranty of Lease

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## AGREEMENT OF LEASE

AGREEMENT OF LEASE ("Lease") is dated the 1st day of October, 2011 by and between PARK AVENUE PROPERTIES ASSOCIATES LLC, a Delaware limited liability company, having an office at c/o Dakota Realty Group LLC, 445 Park Avenue, New York, New York 10022 ("Landlord") and KNOX LAWRENCE INTERNATIONAL, LLC and MIDAS MEDICI GROUP HOLDINGS, INC., each having an office at 445 Park Avenue, 20th Floor, New York, New York 10022 (collectively "Tenant").

## RECITAL

Landlord, for and in consideration of the rents, covenants and agreements hereinafter reserved and contained on the part of Tenant and its successors and permitted assigns to be paid, kept and performed, does hereby lease, rent and demise unto Tenant, and Tenant does hereby take and hire, upon and subject to the terms, covenants, limitations and conditions hereinafter set forth:

A portion of the Twentieth (20th) floor as illustrated on **Exhibit A** annexed hereto and made a part hereof (the "Demised Premises") in the building known as and located at 445 Park Avenue, New York, New York 10022 (the "Building").

As an appurtenance to the Demised Premises, Tenant shall have the nonexclusive right to use, in common with others, the common areas of the Building and, if the Demised Premises includes less than the entire floor, the common toilets, corridors and elevator lobby on such floor; provided, however, such rights are and at all times shall be subject to (a) the rights of Landlord as herein provided and (b) such Rules and Regulations established by Landlord from time to time pursuant to Section 3.08 hereof.

**TO HAVE AND TO HOLD** the same, subject to the terms, covenants, limitations and conditions of this Lease, unto Tenant for the term (the "Term") commencing on the Commencement Date and expiring on the Term End Date, both dates inclusive, unless this Lease shall sooner terminate pursuant to any term, covenant or condition hereof or pursuant to law (the earlier of such date of expiration or termination is hereinafter referred to as the "Expiration Date").

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

Section 1.01 **Definitions**. For purposes of this Lease, the following terms which are used herein shall have the meanings indicated:

| | |
|---|---|
| "Additional Rent" | As defined in Section 2.03 hereof. |
| "Adjusted Tax Statement" | As defined in Section 21.03 hereof. |
| "Affiliate(s)" | As defined in Section 32.09 hereof. |

| | |
|---|---|
| "Alteration Plans" | As defined in Section 7.01 hereof. |
| "Alterations" | As defined in Section 7.01 hereof. |
| "Applicable Laws" | All present and future (whether or not presently contemplated) laws, orders and regulations of all federal, state, municipal and local governments, departments, commissions and boards and any direction of any public officer pursuant to law, and all orders, rules and regulations of the New York Board of Fire Underwriters, Fire Insurance Rating Organization or any similar body. |
| "Bankruptcy Code" | As defined in Section 13.01 hereof. |
| "Base Operating Expense Amount" | An amount equal to the sum of the Operating Expenses for calendar year 2012. |
| "Base Rent" | As defined in Section 2.01 hereof. |
| "Broker" | Dakota Realty Group, LLC, and Brentler, , Inc. |
| "Building" | As defined in the Recital hereto. |
| "Building Neighborhood" | Manhattan between 50th and 59th Streets on Fifth Avenue, Madison Avenue and Park Avenue. |
| "business days" | All days excluding Saturdays, Sundays, those days observed by the State or Federal government as legal holidays and those days designated as legal holidays by the applicable Building service union employees service contract. |
| "Commencement Date" | October 1, 2011. |
| "Common Area" | The interior and exterior areas and facilities within the Building, which are: (i) the common toilets, corridors, elevator lobby and such other space on each floor that is designated by Landlord as common area, (ii) not leased to a tenant or (iii) by nature not leaseable to a tenant for the purpose of the sale of merchandise or the rendition of services to the general public. |
| "Default Rate" | A rate of interest equal to the lesser of (a) four percent (4%) per annum above the then current prime or base rate charged by Citibank N.A. or its successor, or (b) the then maximum annual rate of interest permitted to be charged to Tenant under the Applicable Laws of the |

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State of New York.

| | |
|---|---|
| "Demised Premises" | As defined in the Recital hereto. |
| "Discount Rate" | Four percent (4%) per annum. |
| "Event of Default" | As defined in Section 16.01 hereof. |
| "ERIF" | The electricity rent inclusion factor of Twelve Thousand Ninety Nine and 15/100 Dollars ($12,099.15) per annum which is in addition to Base Rent. |
| "Expiration Date" | As defined in the Recital hereto. |
| "Force Majeure" | Unavoidable delays including, without limitation, governmental preemption in connection with a national emergency or by reason of any rule, order or regulation of any department or any governmental agency or by reason of the conditions of supply and demand or when services are necessarily interrupted by reason of accident, mechanical breakdown, repairs, routine or extraordinary maintenance, alterations or improvements to the Demised Premises or the Building, act of God, fire, earthquake, floods, explosion, action of the elements, war, hostilities, invasion, insurrection, terrorism, matters of homeland security, riot, mob violence, sabotage, inability to reasonably procure or general shortage of labor, equipment, facilities, materials or supplies in the open market (other than as a result of a failure to pay for same), failure of transportation, strikes, lockouts, actions of labor unions, labor strike, condemnation, requisition, orders of civil or military or naval authorities, or any other cause, whether similar or dissimilar to any of the foregoing, not within the reasonable control of Landlord. The failure to make any payment hereunder including, without limitation, Rent or Additional Rent, shall not be excused by reason of Force Majeure. |
| "Governing Jurisdiction" | The State of New York. |
| "Guaranty" | The Guaranty substantially in the form attached as **Exhibit D** hereto. |
| "Hazardous Material" | As defined in Section 32.18 hereof. |

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| | |
|---|---|
| "Landlord" | As defined in the Preamble hereto. |
| "Landlord's Address" | c/o Dakota Realty Group LLC, 445 Park Avenue, New York, New York 10022, as the same may be changed from time to time by Landlord by ten (10) days written notice of such change to Tenant. |
| "Landlord's Alteration Fee" | As defined in Section 7.01.09 hereof. |
| "Landlord's Indemnitees" | Each of Landlord, the fee owner of the Building, every mortgagee of the Building, the lessor under a sale-leaseback of the Building, the holder of every Superior Lease, the Landlord's Managing Agent, the Landlord's Leasing Agent and the portfolio manager of each thereof and the respective contractors, agents, officers, directors, trustees, direction advisors, managers, partners, shareholders, members, employees, representatives, licensees, invitees and beneficial owners of each of the foregoing. |
| "Landlord's Casualty Notice Delivery Date" | As defined in Section 10.02 hereof. |
| "Landlord's Casualty Repair Notice" | As defined in Section 10.02 hereof. |
| "Landlord's Statement" | As defined in Section 22.01.03. |
| "Landlord's Work" | None. |
| "Landlord's Leasing Agent" | Dakota Realty Group LLC or any other Person that Landlord notifies Tenant will be Landlord's Leasing Agent hereunder. |
| "Landlord's Managing Agent" | Balmer Parc LLC, or any other Person that Landlord hereafter notifies Tenant will be Landlord's Managing Agent. |
| "Late Charge" | Five percent (5%) of any amount not paid by Tenant within ten (10) days after the date for payment as specified herein. |
| "Lease" | As defined in the Preamble hereto. |
| "Lender" | Any (a) current or prospective bank, insurance company or other lending institution, (b) current or prospective holder of a fee interest in a sale leaseback of premises which include the Demised Premises, or |

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|  | (c) current or prospective holder of a Superior Lease. |
|---|---|
| "Lines" | As defined in Section 30.01 hereof. |
| "Line Problems" | As defined in Section 30.03 hereof. |
| "MDF" | As defined in Section 30.01 hereof. |
| "Multiple Defaults" | As defined in Section 16.02 hereof. |
| "Operating Expense Escalation Year" | As defined in Section 22.01.01 hereof. |
| "Operating Expenses" | As defined in Section 22.01.02 hereof. |
| "Ordinary Equipment" | As defined in Section 20.02 hereof. |
| "Owned Person" | An Owned Person is a Person in which more than five percent (5%) of the issued and outstanding stock, membership interests or other equity interests, or more than a five percent (5%) beneficial interest, is owned directly or indirectly by the Tenant or Landlord. |
| "Owning Person" | An Owning Person is a Person owning directly or indirectly more than five percent (5%) of the issued and outstanding stock, membership interests or other equity interests of, or more than a five percent (5%) beneficial interest in, Tenant or Landlord. |
| "Owning Person's Owner" | An Owning Person's Owner is a Person owning directly or indirectly more than five percent (5%) of the issued and outstanding stock, membership interests or other equity interests of, or more than a five percent (5%) beneficial interest in, any Owning Person. |
| "Partnership Tenant" | As defined in Section 32.03 hereof. |
| "Permitted Electrical Load" | Five (5) watts per rentable square foot of space in the Demised Premises exclusive of base building HVAC on a demand load basis. |
| "Permitted Use" | Tenant shall use and occupy the Demised Premises solely for executive and general office use for Tenant's Business and for no other purpose or use. |
| "Person" | An individual, corporation, partnership, limited liability company, joint venture, estate, trust, unincorporated association, any other form of entity, any federal, state, county or municipal government or |

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any bureau, department or agency thereof and/or any fiduciary acting in such capacity on behalf of any of the foregoing.

"Professional Fees"

All fees and expenses of accountants, appraisers, architects, attorneys (the undiscounted fees and expenses actually paid by Landlord to the law firm selected from time to time by Landlord which may be a large national and international Manhattan law firm), real estate brokers, engineers, environmentalists, expert witnesses, consultants, and any other professionals engaged by Landlord in connection with the matter or matters in question. Where in this Lease the term reasonable is used to modify "Professional Fees" it shall mean that the time charges are reasonable and that the scope of services are reasonable but "reasonable" shall not be used to alter the rates of fees and expenses actually paid by Landlord to the law firm selected from time to time by Landlord. Landlord's payment of such fees and expenses shall create a presumption of reasonableness and it shall be Tenant's burden to rebut such presumption.

"Real Estate Tax Base Year"

The Tax Year commencing on July 1, 2011 and expiring on June 30, 2012.

"Real Estate Taxes"

All real estate taxes, assessments, water charges, sewer rentals, county taxes, school taxes, business improvement district taxes, assessments, land charges, or any other governmental charges, whether federal, state, city, county or municipal, and whether general or special, ordinary or extraordinary, foreseen or unforeseen, which may now or hereafter be levied, imposed or assessed against the fee owner of the Building and/or the Building and/or the land upon which the Building stands or upon the leasing of the Demised Premises (excluding ordinary federal, state and local income, franchise, succession, inheritance, capital levy or estate taxes upon the fee owner of the Building or any penalties or interest due to late payment of such taxes unless penalties or interest are payable as a result of the late payment of taxes by Tenant). In the event of a future change in the method of taxation, any franchise, income, profit or any other charge which shall be levied, imposed or assessed against such real property in substitution in whole or

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in part for or in lieu of any tax, assessment or other charge which would otherwise constitute Real Estate Taxes under the foregoing provisions of this definition, shall be deemed to be Real Estate Taxes for the purpose of this Lease.

"Related Entity"                    As defined in Section 12.14 hereof.

"Related Entity Assignment"         As defined in Section 12.14 hereof.

"Related Entity Sublease"           As defined in Section 12.14 hereof.

"Related Person"                    A Related Person is (a) A Person more than five percent (5%) of the issued and outstanding stock, membership interests or other equity interests of which, or more than a five percent (5%) beneficial interest in which, is owned directly or indirectly by an Owning Person's Owner, an Owning Person or an Owned Person, or (b) a Person owning directly or indirectly more than five percent (5%) of the issued and outstanding stock, membership interests or other equity interests of, or more than a five percent (5%) beneficial interest in, any Owned Person.

"Reletting Costs"                   As defined in Subsection 18.01.02 hereof.

"Rent"                              Base Rent plus Additional Rent, including ERIF.

"Rent Commencement Date"            November 1, 2011, subject to adjustment as provided in Section 24.03 hereof.

"Rules and Regulations"             Rules and Regulations annexed hereto as **Exhibit B** and such other and further reasonable Rules and Regulations as Landlord may adopt from time to time in accordance with Section 3.08 hereof.

"Security"                          Three Hundred Twenty Nine Thousand Six Hundred Fifty Eight and 00/100 Dollars ($329,658.00). At the time of the signing and delivery of this Lease, Tenant shall deliver to Landlord, as and for the Security, an irrevocable transferrable letter of credit as required by the provisions of Sections 29.01 and 29.06 hereof.

"Security Depository"               Citibank, N.A., 666 Fifth Avenue, New York, New York 10019 or any other depository in the State of New York provided Landlord notifies Tenant of same.

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| | |
|---|---|
| "Stock Transfer" | As defined in Section 12.14 hereof. |
| "Substantial Completion" or "Substantially Completed" | As defined in Section 7.04. |
| "Superior Lease" | Any lease now in existence or hereafter created which is superior to this Lease. |
| "Tax Statement" | As defined in Section 21.02 hereof. |
| "Tax Year" | The period from July 1 to June 30. |
| "Tenant" | As defined in the Preamble hereto. |
| "Tenant's Business" | Investment banking. |
| "Tenant's Casualty Reminder Notice" | As defined in Section 10.02 hereof. |
| "Tenant's Persons" | Tenant's officers, directors, managers, partners, shareholders, beneficial owners, members, employees, contractors, agents, representatives, licensees, space designers, architects, permitted assignees, permitted subtenants and their respective officers, directors, managers, partners, shareholders, beneficial owners, employees, contractors, agents, representatives, licensees, space designers, architects and representatives. |
| "Tenant's Share" | Tenant's proportionate share shall be deemed to be 1.10%. The foregoing percentage amount is acknowledged to be an approximation only (but not subject to modification) and to have been fairly determined solely for the purpose of computing Tenant's contribution for Rent escalation charges pursuant to this Lease. |
| "Tenant's Tax Payment" | As defined in Section 21.01 hereof. |
| "Term" | As defined in the Recital hereto. |
| "Term End Date" | November 30, 2017. |
| "Transfer Profit" | As defined in Section 12.10 hereof. |

Section 1.02 **Additional Definitions**. All terms of this Lease, which are not defined in Section 1.01 shall have the meanings set forth in this Lease.

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Section 1.03   **Captions.**  Captions and other headings of this Lease are for convenience of reference only and in no way define, limit, prescribe, expand or otherwise alter the scope or intent of this Lease or in any way affect this Lease or any provision hereof.

Section 1.04   **Interpretation.**  Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include another gender as the context requires.  The terms "hereof," "herein" and "herewith" and words of similar import shall be construed to refer to this Lease in its entirety and not to any particular provision unless otherwise stated.  The use herein of the word "including" when following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Section 1.05   **Governing Law.**  This Lease shall be construed and enforced in accordance with and governed by the substantive laws of the Governing Jurisdiction applicable to contracts to be performed entirely within the Governing Jurisdiction as though (if not actually the case) this Lease were to be performed entirely within the Governing Jurisdiction and as though (if not actually the case) all of the parties to this Lease were domiciliaries of the Governing Jurisdiction.

Section 1.06   **Construction.**  All parties to this Lease have been represented by counsel, and this Lease has been the subject of extensive review and negotiation.  This Lease shall be construed without regard to any presumption or rule requiring construction against the party drafting or causing any instrument to be drafted.  It is the intention of all of the parties hereto that each of the provisions of this Lease be interpreted in such a manner as to sustain the enforceability of such provision.  In all cases in which one or more constructions of such provision would result in the determination that such provision is unenforceable, all of the parties hereto intend that construction of the provision that would result in the provision being enforceable shall be deemed to control.

Section 1.07   **Schedules and Exhibits.**  All schedules and exhibits attached to this Lease are incorporated in, and made a part of, this Lease.

## ARTICLE 2
## RENT

Section 2.01   Base Rent.  During the Term, Tenant shall pay to Landlord, in such currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, at the Landlord's Address, an annual base rental, as the same may be adjusted pursuant to the provisions of this Lease ("Base Rent"), as follows:

| | Base Rent |
|---|---|
| | |

| Periods | Annual | Monthly |
|---|---|---|
| October 1, 2011 - September 30, 2012 | $308,616.00 | $25,718.00 |
| October 1, 2012 - September 30, 2013 | $308,616.00 | $25,718.00 |
| October 1, 2013 - September 30, 2014 | $308,616.00 | $25,718.00 |
| October 1, 2014 - September 30, 2015 | $329,658.00 | $27,471.50 |
| October 1, 2015 - September 30, 2016 | $329,658.00 | $27,471.50 |
| October 1, 2016 - September 30, 2017 | $329,658.00 | $27,471.50 |
| October 1, 2017 - November 30, 2017 | $329,658.00 | $27,471.50 |

Section 2.02 **Base Rent Commencement**. The Base Rent shall be payable in equal monthly installments in advance on or before the first day of each calendar month during the Term. Tenant's obligation to pay Base Rent (plus the ERIF amount as provided in Section 20.02 hereof) shall commence on the Rent Commencement Date; provided, however, that if an Event of Default hereunder has occurred and remains uncured after the Commencement Date and prior to the Rent Commencement Date, Tenant's obligation to pay Base Rent shall commence as of the earlier of the Commencement Date or the date the Event of Default occurred. The first monthly installment of Base Rent payable for the first full calendar month immediately following the month in which the Rent Commencement Date occurs (or, if the Rent Commencement Date is the first day of the calendar month, that calendar month), together with an amount equal to one month's ERIF as provided in Section 20.02 plus a letter of credit for the Security, is due and payable by Tenant upon execution of this Lease. In addition, if the Rent Commencement Date is other than the first day of a calendar month, the Base Rent payable for the first calendar month of the Term in which Base Rent is payable hereunder shall be pro rated to reflect the number of days during the calendar month starting with the Rent Commencement Date and ending with the last day of such month and shall be billed by Landlord to, and payable by, Tenant on the Rent Commencement Date.

Section 2.03 **Additional Rent**. In addition to Base Rent, Tenant shall pay all sums, costs, expenses and other amounts which Tenant is obligated to pay to Landlord hereunder other than Base Rent (collectively, "Additional Rent") including, without limitation, the costs and expenses and other amounts paid or incurred by Landlord which are required to be paid by Tenant under any of the provisions of this Lease. Additional Rent shall be due and payable within ten (10) days following Landlord's demand therefor, except to the extent that a different period is specifically provided herein for one or more particular items of Additional Rent. In the event of any non-payment of any Additional Rent, Landlord shall have all of the rights and remedies provided for herein by law and in equity in the event of the non-payment of Base Rent.

Section 2.04 **Rent Obligations**. Subject to Tenant's limited rights as expressly set forth herein (and limited to the time periods and manner expressly set forth herein with respect to

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Tenant's limited right of dispute) to dispute the correctness of any statement, bill or demand furnished by Landlord with respect to any item of Additional Rent provided for in this Lease, Tenant's obligation to make any Tenant's Tax Payment or Tenant's Share of increases in Operating Expenses and any and all other items of Additional Rent as hereinafter provided shall be absolute and not conditioned on the happening of any act, thing or occurrence, including, without limitation, the time or timeliness at or with which a statement, bill or demand is furnished to or made upon Tenant, other than the occurrence of cost increases giving rise to the obligation to make such payments. Landlord's failure during the Term to prepare and deliver any statements or bills required to be delivered to Tenant hereunder, or Landlord's failure to make a demand under any other provisions of this Lease shall not in any way be or be deemed to be a waiver of, or cause Landlord to forfeit or surrender its rights to collect, any Additional Rent which may have become due under this Lease. Tenant's liability for Additional Rent shall continue unabated during the remainder of the Term and shall survive the Expiration Date. In no event shall any adjustment of any payments payable by Tenant in accordance with the provisions of Articles 21 and 22 hereof result in a decrease in Base Rent, nor shall any adjustment of any Additional Rent payable by Tenant pursuant to any provision of this Lease result in a decrease in any other Additional Rent payable by Tenant pursuant to any other provision of this Lease. Subject to the forgoing limitation, nothing herein contained shall affect Tenant's right to receive a credit or refund of any overpayment of Tenant's Tax Payment or Tenant's Share of Operating Expenses to the extent such credit or refund is applicable under the provisions of Sections 21.03 or 22.05 hereof. The payment of each item Additional Rent is an obligation supplemental to and independent of Tenant's obligations to pay Base Rent and any other item of Additional Rent.

Section 2.05  **Payment**. Except to the extent expressly provided to the contrary in this Lease, Base Rent and any Additional Rent shall be paid to Landlord (a) without notice or demand therefor, (b) without abatement, deduction or setoff of any kind whatsoever and (c) without regard to any counterclaim or defense that Tenant may have against Landlord. If Landlord receives from Tenant any payment less than the sum of Base Rent and Additional Rent then due and owing, pursuant to this Lease, Tenant hereby waives its right, if any, to designate the items to which such payment shall be applied. Landlord, in its sole discretion, may apply such payment in whole or in part to any Base Rent, any Additional Rent or to any combination thereof then due and payable hereunder. All payments of Rent to be made by Tenant pursuant to this Lease shall be made by checks drawn upon a United States bank provided the branch of such bank where the checks are drawn is located in the United States. Landlord reserves the right, if it so elects, if Tenant shall default in making any payment of Rent and such default shall continue beyond the expiration of any applicable notice and/or cure period, to require that all future payments of Rent hereunder be in the form of certified check or be by wire transfer. In the event this Lease shall commence on a day other than the first day of a calendar month, or expire on a day other than the last day of a calendar month, the Base Rent and Additional Rent for such month shall be pro rated to reflect the number of days during such calendar month that this Lease is in effect.

Section 2.06  **Apportionments**. Any apportionments or prorations of Rent to be made under this Lease shall be computed on the basis of a three hundred sixty (360) day year, with twelve (12) months of thirty (30) days each.

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# ARTICLE 3
## USE OF THE DEMISED PREMISES

Section 3.01  **Quiet Enjoyment.**  Upon paying Rent and upon observing and performing all the terms, covenants and conditions of this Lease on Tenant's part to be observed and performed, Tenant shall quietly have and enjoy the Demised Premises during the Term without hindrance or molestation by anyone claiming by, through or under Landlord, subject, however, to the exceptions, reservations and conditions of this Lease including, without limitation, the mortgages and leases to which this Lease is subordinate and to which this Lease may hereafter be or become subordinate as more particularly described in Article 27 hereof.

Section 3.02  **Permitted Use.**  Tenant shall use and occupy the Demised Premises solely for the Permitted Use in connection with the conduct of Tenant's Business and for no other purpose or use but in all (by way of limitation and not expansion of Tenant's Permitted Use) events the Demised Premises shall be used by Tenant or any Tenant Person in a manner that is consistent with the first-class, high-quality reputation of the Building and consistent with the certificate of occupancy then applicable to the Building and/or the Demised Premises. This statement as to the nature of the Tenant's use of the Demised Premises shall not constitute a representation or guaranty by Landlord that such use is lawful or permissible under any certificate of occupancy issued for the Demised Premises or the Building or is otherwise permitted by Applicable Law.

Section 3.03  **Prohibited Conduct.**  Tenant shall discontinue, prevent and prohibit all of the following in the Demised Premises and in the Common Areas by Tenant or any one or more of Tenant's Persons: (a) the placement of any signs or lettering in, behind or in front of the windows of the Demised Premises; (b) the causing, permitting or suffering of any and all sounds and/or visual effects and or magnetic fields, radio waves, microwaves, radiation, and/or odors, fumes, smoke and vapors to emanate from the Demised Premises; (c) conducting or permitting any fire, bankruptcy, auction or "going out of business" sale (whether real or fictitious) in the Demised Premises, or utilize any unethical method of business operation; (d) using, or permitting to be used, any advertising medium and/or loud speaker, and/or sound amplifier, and/or radio or television broadcast which may be heard outside the Demised Premises; (e) using the plumbing facilities for any purpose other than that for which they were constructed, or dispose of any garbage or other foreign substance therein, whether through the utilization of so-called "disposal" or similar units, or otherwise; (f) using the plumbing facilities for refrigeration purposes or for any other purposes other than that for which they are constructed; (g) the throwing of foreign substances of any kind into any plumbing facilities (all grease traps, if any, shall be installed and maintained in accordance with applicable law and in accordance with Landlord's requirements); (h) performing any act or carrying on any practice which may damage, mar or deface the Demised Premises or any other part of the Building; (i) operating on the Demised Premises or in any part of the Building any coin or token operated vending machine or similar device (including, without limitation, pay telephones, pay lockers, pay toilets, scales, amusement devices, and machines for the sale of beverages, foods, candy, cigarettes or other merchandise and/or commodities); (j) suffering, allowing or permitting the erection or display in, on or from the Demised Premises any exhibits, banners, decorations, flags, bunting or any other similar or dissimilar kind or form of description or display without Landlord's prior written consent in each instance; (k) intentionally omitted; (l) taking any action which would violate

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Landlord's union contracts, if any, affecting the Building or create any work stoppage, picketing, labor disruption or dispute, or any interference with the business of Landlord or any tenant or occupant in the Building or with the rights and privileges of any invitee or other person(s) lawfully in and upon the Building, or create any impairment or reduction of the goodwill of the Building; (m) changing (whether by alteration, replacement, rebuilding or otherwise) the exterior color and/or architectural treatment of the Demised Premises or of the Building or any part thereof except doors to the Demised Premises; (n) subjecting any fixtures or equipment in or on the Demised Premises which are affixed to the realty, to any mortgage, liens, conditional sales agreements, security interests or encumbrances; (o) permitting window cleaning or other exterior maintenance and janitorial-services in and for the Demised Premises to be performed except by such person(s) as shall be reasonably approved by Landlord and except during hours reasonably designated for such purposes by Landlord; (p) installing, operating or maintaining in the Demised Premises any electrical equipment which will cause the electrical usage in the Demised Premises to exceed the Permitted Electrical Load; (q) suffering, allowing or permitting any offensive or obnoxious vibration, noise, odor or other undesirable effect to emanate from the Demised Premises, or any machine or other installation therein, or otherwise suffering, allowing or permitting the same to constitute a nuisance or otherwise unreasonably interfere with the safety, comfort or convenience of Landlord or any of the other occupants of the Building or their customers, agents or invitees or any others lawfully in or upon said building; upon notice by Landlord to Tenant that any of the aforesaid is occurring, Tenant shall forthwith (but in all events within ten (10) business days) remove or control the same and if any such condition is not remedied, then Landlord may, at its discretion, treat such failure as a material default under this Lease; (r) permitting any business to be operated in or from the Demised Premises by any concessionaire or licensee; and (s) bringing, storing or permitting to be brought or stored in, on or at the Demised Premises or any other part of the Building any obscene or pornographic material (pornographic material is defined for purposes of this Article as any written or pictorial matter with prurient appeal or any objects of instrument that are primarily concerned with lewd or prurient sexual activity (obscene material is defined here as it is in Penal Law §235.00), or conducting or permitting to be conducted any obscene, nude, or semi-nude live performances on the Demised Premises or any other part of the Building, or permitting use of the Demised Premises or any other part of the Building for nude modeling, rap sessions, or as a so-called rubber goods shops, or as a sex club of any sort, or as a "massage parlor." Tenant shall not use or permit to be used by any Tenant Person any space outside the Demised Premises for any purpose or permit any business or use to be operated or conducted from the Demised Premises by any licensee or concessionaire. Tenant acknowledges that Landlord's damages resulting from any breach of this Section 3.03 or Section 3.04 hereof are difficult, if not impossible, to ascertain and concedes that, among other remedies for such breach permitted by law or by the provisions of this Lease, Landlord shall be entitled to enjoin from any such violation(s) Tenant and/or at Landlord's election any one or more of Tenant's Persons.

Section 3.04 **Prohibited Uses**. Tenant shall not use or allow the Demised Premises to be used or occupied for any unlawful purpose or in violation of any certificate of occupancy covering or affecting the uses of the Building and shall not suffer any act to be done or any condition to exist on the Demised Premises or any part of the Building, or any article to be brought thereon, which may be dangerous, or which may constitute a nuisance, public or private, or which may make void or voidable any insurance then in force with respect thereto or which, in Landlord's reasonable judgment, would adversely affect (a) the proper and economical rendition

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of any service required to be furnished to any tenant of the Building, (b) the use or enjoyment of any part of the Building by Landlord or by any other tenant or occupant of any portion of the Building or (c) the appearance, character or reputation of the Building as a first-class office building. Landlord will not cause (and will not permit) the certificate of occupancy for the Building to be changed with respect to Tenant's Permitted Use of the Demised Premises. In particular, and not by way of limitation of any of the foregoing, no portion of the Demised Premises shall be used as, by or for any branch office or public accommodation office of any lending institution, a public stenographer or typist, mailing address or telephone answering service, telephone or telegraph agency, telephone or secretarial service, messenger service, copy center, mail forwarding or processing service, commercial document reproduction, offset printing service, photographic or reproduction service, travel or tourist agency, employment agency, public restaurant or bar or an operation for the sale of foodstuffs or edibles, a doctor's or dentist's office or a medical or health clinic, hospital or hospice, barber shop, beauty parlor or shop, or a business for the sale of electronic equipment, rugs or tapestries, a place of access to the public of vending machines, retail or wholesale or discount shop for the sale of any merchandise, retail service shop, manufacturing, labor union, school, training facility except for Tenant's employees regularly working at the Demised Premises, classroom or other educational facility, foreign or domestic governmental or quasi-governmental bureau, authority, department or agency or other subdivision thereof, or for any immoral purpose or any of the uses described in Sections 3.03 hereof, or for any other use which, in Landlord's reasonable judgment, is likely to create excessive traffic or cause unreasonable disturbance to other tenants in the Building; provided, however, that nothing hereinabove contained shall prohibit Tenant's use of the Demised Premises for executive and general office use.

Section 3.05 **Permits and Approvals**. Tenant, at its cost and expense, shall obtain and maintain all necessary permits, licenses and governmental approvals requisite to the conduct of Tenant's Business at the Demised Premises (except that Tenant may not make application for or cause the change of any certificate occupancy for the Building or any portion thereof). Any Alteration required to comply with the foregoing provisions of this Section 3.05 shall be performed in accordance with the provisions of Article 7 hereof and all other applicable provisions of this Lease.

Section 3.06 **Title Protection**. Tenant shall not suffer or permit the Demised Premises and/or the Building, or any part thereof, to be used (a) by the public without restriction, (b) in such manner as might reasonably tend to impair Landlord's title to the Building or (c) as might reasonably make possible a claim or claims of adverse usage, adverse possession or prescription by any Person or by the public, or of implied dedication or other similar claims of, in, to or with respect to the Demised Premises and/or the Building.

Section 3.07 **Vault Space**. No vaults, vault space or area, whether enclosed or covered, not within the property line of the Building is leased hereunder, anything contained in or indicated on any sketch, blueprint or plan or anything contained elsewhere in this Lease to the contrary notwithstanding. Landlord makes no representation as to the location of the property line of the Building. All vaults and vault space and all such areas not within the property line of the Building, which Tenant may be permitted to use and/or occupy, are to be used and/or occupied under a revocable license, and if any such license shall be revoked, or if the amount of such space or area shall be diminished or required by any federal, state or municipal authority or

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public utility, Landlord shall not be subject to any liability nor shall Tenant be entitled to any compensation or diminution or abatement of Rent, nor shall such revocation, diminution or requisition be deemed a constructive or actual eviction. Any tax, fee or charge of municipal authorities for such vault or area shall be paid by Tenant.

Section 3.08 **Rules and Regulations**. Tenant and Tenant's Persons shall observe faithfully, and comply strictly with, the Rules and Regulations annexed hereto as **Exhibit B** and such other and further reasonable Rules and Regulations as Landlord may adopt from time to time. Notice of any additional Rules or Regulations shall be given in such manner as Landlord may elect. The Rules and Regulations shall be applied and enforced in a uniform and non-discriminatory manner. Nothing in this Lease shall be construed to impose upon Landlord any duty or obligation to enforce the Rules and Regulations or terms, covenants or conditions in any other lease as against any other tenant or occupant of the Building, and Landlord shall not be liable to Tenant for violation of any one or more Rule or Regulation by any other tenant, its servants, employees, agents, contractors, licensees, invitees or visitors; provided, however, that such Rules and Regulations shall not be applied or enforced in a discriminatory manner among office tenants of the Building.

Section 3.09 **Light and Air**. This Lease does not grant any legal rights to "light and air" outside the Demised Premises nor any particular view visible from the Demised Premises, nor any easements, licenses or other interests unless expressly contained in this Lease.

Section 3.10 **Appearance**. The Building has been developed and is maintained by Landlord as a location for an outstanding type of business occupancy. Tenant represents and warrants that the business to be conducted by Tenant at the Demised Premises will be "first class" and reputable in every respect. Throughout the term of this Lease the appearance of the Demised Premises and the deportment of all personnel employed therein, and any signs, lettering, announcements or any other kind or form of descriptions displayed in or about the Demised Premises, will, together with any lighting or other features pertinent thereto, be and at all times shall meet with Landlord's prior written approval and, if at any time any of the foregoing shall be reasonably disapproved by Landlord, Tenant shall eliminate the grounds for such disapproval in such a manner and within such reasonable time as may be specified by Landlord in a written notice given by it to Tenant.

Section 3.11 **Supplies**. Incoming supplies, fixtures, furnishings, equipment, bulk deliveries or merchandise shall not be brought into the Demised Premises through the main lobby entrance of the Building, but shall at all times be delivered through the basement or through the Demised Premises through entrances to the Demised Premises opening directly to the outside of the Building or as otherwise directed by Landlord.

Section 3.12 **Signage**. Any sign which shall be visible from the outside of the Demised Premises or which shall be displayed in any portion of the Demised Premises open to the general public shall be subject to Landlord's reasonable approval.

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# ARTICLE 4
## CONDITION OF THE DEMISED PREMISES

Section 4.01 **Condition at Inception.** Tenant represents that the Demised Premises and all electrical, heating, ventilating, air conditioning, plumbing and other systems affecting the same have been inspected by Tenant and by Tenant's engineers (or that Tenant has waived such inspection) and that Tenant has accepted the Demised Premises in its current "as is" condition and, except as expressly set forth in this Lease, shall accept the Demised Premises in its current "as is" condition, ordinary wear and tear excepted (between the execution of this Lease and the Commencement Date) on the Commencement Date without representation or warranty, express or implied, in fact or by law, by Landlord and without recourse to Landlord as, to the nature, condition or usability of the Demised Premises. Subject to the foregoing, Tenant's taking of possession of the Demised Premises shall be conclusive evidence that the Demised Premises were in good and satisfactory condition at the time such possession was so taken. Except as expressly set forth in this Lease, neither Landlord nor Landlord's agents have made any representations or promises with respect to the physical condition of the Building, the land upon which it is erected or the Demised Premises, the rents, value, expenses of operation or any other matter or thing affecting or related to the Demised Premises except as expressly set forth in this Lease.

Section 4.02 **Excavation and Shoring.** If any excavation shall be made or contemplated to be made for building or for other purposes upon property or streets adjacent to or nearby the Building, Tenant, at Tenant's option, either shall (a) afford to the Person(s) causing or authorized to cause such excavation the right to enter upon the Demised Premises for the purpose of doing such work as such Person(s) and Landlord shall consider to be necessary for the preservation of the walls or structures of the Building from injury or damage and to support the same by proper foundations or (b) at its expense, do or cause to be done all such work as may be necessary to preserve any of the walls or structures of the Building from injury or damage and to support the same by proper foundations. By reason of any such excavation or work, Tenant shall not have any claim against Landlord for damages or indemnity or for suspension, diminution, abatement, setoff or reduction of Rent. Except in the case of an emergency, Landlord shall endeavor to have any such entry accomplished during reasonable hours in the presence of a representative of Tenant, who shall be designated promptly upon Landlord's request.

# ARTICLE 5
## COMPLIANCE WITH LAWS

Section 5.01 **Applicable Law.** Tenant, at its sole cost and expense, shall promptly comply with all Applicable Laws which shall impose any violation, order or duty upon Landlord or Tenant with respect to (a) the Demised Premises and/or (b) the Building, if arising out of Tenant's Permitted Use (other than executive and general office use except as expressly provided in Section 5.07 below and elsewhere in this Lease) or any particular use or manner of use of the Demised Premises by Tenant or any one or more of Tenant's Persons. Nothing herein shall require Tenant to make structural repairs or Alterations unless Tenant has, by its Permitted Use or by its manner of use of the Demised Premises or method of operation therein, violated any Applicable Laws. Landlord shall comply with all Applicable Laws that are not Tenant's

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responsibility if the failure to so comply would materially and adversely affect Tenant's ability to use the Demised Premises for executive and general office use.

Section 5.02 **Contests**. After providing security to Landlord to Landlord's satisfaction and to the satisfaction of Lender against all damages, interest, penalties and expenses, including, without limitation, reasonable Professional Fees, by cash deposit or by surety bond in an amount and with a company satisfactory to Landlord, Tenant may contest and appeal any such Applicable Laws, provided that such contest or appeal (a) is reasonable, (b) is conducted with all reasonable promptness and (c) such appeal shall not (i) subject Landlord (or any of Landlord's Indemnitees) to prosecution for a criminal offense, (ii) subject the Building to any lien, (iii) constitute a default under any lease or mortgage under which Landlord may be obligated or (iv) cause the Demised Premises or any part thereof to be condemned or vacated.

Section 5.03 **Avoidance of Liability**. Tenant shall not do or permit any act or thing to be done (or fail to do any act or thing which failure would have the same result) in, on, about, or to the Demised Premises and Tenant and Tenant's Persons shall not do or fail to do any act in the Building which is contrary to law, or which will invalidate or be in conflict with liability, fire or other policies of insurance at any time carried (or required to be carried) by or for the benefit of Landlord with respect to the Demised Premises or the Building, or which shall or might subject Landlord to any liability or responsibility to any Person or for injury to any Person or for property damage, nor shall Tenant keep anything in the Demised Premises except as now or hereafter permitted by the Fire Department, Board of Fire Underwriters, Fire Insurance Rating Organization or other authority having jurisdiction, and then only in such manner and such quantity so as to not (a) violate any law and/or (b) to increase the rate for fire insurance applicable to the Building, nor use the Demised Premises in a manner which will increase the insurance rate for the Building or any property located therein over that in effect prior to the commencement of Tenant's occupancy.

Section 5.04 **Costs**. Tenant shall pay all costs, expenses, fines, penalties or damages which may be imposed upon Landlord (and/or any one or more of Landlord's Indemnitees) or upon Tenant by reason of Tenant's failure to comply with the provisions of this Article 5 and, if by reason of such failure, the fire insurance rate during the Term or any portion of the Term shall be higher than it otherwise would be for Landlord and/or any one or more of Landlord's Indemnitees, then Tenant shall reimburse Landlord, as Additional Rent, for that portion of all insurance premiums thereafter paid by Landlord which shall have been charged because of such failure by Tenant. Tenant shall make such reimbursement within ten (10) days of Landlord's demand therefor. In any action or proceeding in which Landlord and Tenant are parties, a schedule or "make-up" of insurance rates for the Building and/or the Demised Premises issued by the New York Fire Insurance Exchange, or other body making fire insurance rates applicable to said premises, shall be conclusive evidence of the facts therein stated and of the several items and charges in the fire insurance rates then applicable to the Building and/or the Demised Premises.

Section 5.05 **Heavy Installation**. Tenant shall not move any safe, heavy machinery, heavy equipment, bulky matter or fixtures into or out of or within the Building or install, erect, assemble or construct any thereof without Landlord's prior written consent in each instance. If such safe, machinery, equipment, bulky matter or fixtures requires special handling, all work in

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connection therewith shall comply with Applicable Laws and shall be done during such hours as Landlord may designate.

Section 5.06 **Floor Loads**. Tenant shall not place any load, heavy article or installation (such as safes, vaults, filing systems, libraries or other heavy furniture or equipment) upon any floor of the Demised Premises exceeding the floor load per square foot area which it was designed to carry and which is allowed by law. Landlord reserves the right to prescribe the weight and position of all heavy articles or installations, and the same shall be placed and maintained at Tenant's expense, in settings sufficient, in Landlord's judgment, to absorb and prevent vibration, noise and annoyance to any Person in the Building.

Section 5.07 **Sprinklers**. If the New York Board of Fire Underwriters or the New York Fire Insurance Exchange or any bureau, department or official of the federal, state or city government require or recommend the installation of a sprinkler system or that any changes, modifications, alterations, or additional sprinkler heads or other equipment be made or supplied to any then existing sprinkler system by reason of Tenant's Business, Tenant's manner of use and occupancy of the Demised Premises or the location of partitions, trade fixtures, or other contents of the Demised Premises, or as a result of any Alterations by Tenant or Tenant's breach of it's obligation under this Lease, or for any other reason, or if any such sprinkler system installations, changes modifications, alterations, additional sprinkler heads or other such equipment, become necessary to prevent the imposition of a penalty or charge against the full allowance for a sprinkler system in the fire insurance rate set by any exchange or by any fire insurance company, Tenant shall, at Tenant's expense, promptly make such sprinkler system installations, changes modifications, alterations, and supply additional sprinkler heads or other equipment as required whether the work involved shall be structural or non-structural in nature.

Section 5.08 **Environmental Matters**. Neither Tenant nor any Tenant Person shall place or release upon, in, under, about or near the Demised Premises or any other portion of the Building any hazardous substances, toxic waste or waste products or substances defined as hazardous under Applicable Law except for storage, handling and use of reasonable quantities and types of cleaning fluids and office supplies in the Demised Premises in the ordinary course and prudent conduct of Tenant's Business in compliance with Applicable Law.

## ARTICLE 6
## REPAIRS AND MAINTENANCE

Section 6.01 **Repair Obligation**. Landlord shall maintain and repair the public portions and structural components of the Building, both exterior and interior, including the Building's systems and Common Area. Throughout the Term, Tenant, at Tenant's expense, shall take good care of the Demised Premises and the fixtures and appurtenances therein and shall make all repairs thereto (other than structural repairs which shall be repaired by Landlord at Tenant's expense if such repairs are required as the result of the acts or omissions of Tenant or any one or more of Tenant's Persons), as and when needed to preserve them in good working order and condition, reasonable wear and tear, obsolescence and damage from the elements, fire or other casualty, excepted. Notwithstanding the foregoing, all damage or injury to the Demised Premises or to any other part of the Building, or to its fixtures, equipment and appurtenances, caused by or resulting from neglect or improper conduct of Tenant and/or any one or more of

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Tenant's Persons shall be repaired, if requiring non-structural repair only, promptly by Tenant at its expense, to the reasonable satisfaction of Landlord, and if requiring structural repairs by Landlord at Tenant's expense. Tenant shall also repair, at his sole cost and expense, all damage to the Building and the Demised Premises caused by the moving of Tenant's fixtures, furniture, equipment, supplies or any other things used by Tenant and any one or more of Tenant's Persons. All the aforesaid repairs shall be of quality or class equal to the original work or construction. All repairs made or caused to be made by Tenant or any Tenant Persons shall be subject to the provisions of Article 7 hereof. Tenant shall give Landlord prompt notice of any defective condition in any plumbing, heating, air conditioning, ventilation or electrical system located in, servicing or passing through the Demised Premises and, following such notice and provided that such system is part of the Building as the same exists on the date hereof (or as modified by Landlord), Landlord shall remedy the condition with due diligence, at Landlord's expense, but at the expense of Tenant to the extent such repairs are necessitated by damage or injury attributable to Tenant and/or any one or more of Tenant's Persons.

Section 6.02 **No Allowance**. Except as specifically provided in this Lease, there shall be no allowance to Tenant for a diminution of rental value and no liability on the part of Landlord by reason of inconvenience, annoyance or injury to business arising from Landlord, Tenant or others making or failing to make any repairs, alterations, additions or improvements in or to any portion of the Building or the Demised Premises or in and to the fixtures, appurtenances or equipment thereof.

Section 6.03 **Excluded Casualties**. Unless otherwise provided, the provisions of this Article 6 with respect to the making of repairs shall not apply in the case of fire or other casualty which are governed by Article 10 hereof. Any repairs made or caused to be made by Tenant or any Tenant Person shall be subject to the provisions of Article 7 hereof.

Section 6.04 **Intentionally Omitted**.

Section 6.05 **Intentionally Omitted**.

Section 6.06 **Window Cleaning and Janitorial Services**. Tenant shall not clean, nor require, permit, suffer or allow any window in the Demised Premises to be cleaned, from the outside in violation of Section 202 of the Labor Law, or any other applicable law, or of the rules of the Board of Standards and Appeals, or of any other board or body having or asserting jurisdiction. Tenant shall permit window cleaning or other exterior maintenance and janitorial services in and for the Demised Premises to be performed only by such Person(s) as shall be approved by Landlord and only during reasonable hours designated for such purposes by Landlord.

## ARTICLE 7
## ALTERATIONS

Section 7.01 **Requirements**. Throughout the Term, Tenant shall not make any alterations, additions or improvements (collectively, "Alterations") in and to the Demised Premises or the Building, other than normal painting, carpeting, wall coverings and office decorations (which normal painting, carpeting, wall coverings and office decorations are

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sometimes collectively referred to herein as "Excepted Alterations"), change (whether by alteration, replacement, rebuilding or otherwise) the exterior color and/or architectural treatment of the Demised Premises or of the Building or any part thereof, without obtaining Landlord's prior written consent in each instance. Landlord's consent shall not be unreasonably withheld if, in Landlord's determination, the Alteration (other than Excepted Alterations): (a) has no adverse effect on the Building's structure or systems including, without limitation, the Building's mechanical, electrical, plumbing, HVAC, fire safety, fire protection, telecommunication systems or elevator systems and curtain wall; (b) is not visible from the exterior of the Demised Premises; (c) does not result in a violation of, or require a change in, the Building's certificate of occupancy; (d) does not affect any area of the Building outside of the Demised Premises; (e) does not affect the gross area of the Demised Premises other than to a de minimis extent; (f) does not adversely affect the character or value of the Demised Premises and/or the Building; and (g) does not violate any Applicable Laws. Forty-five (45) days prior to undertaking any Alteration of any kind whatsoever, Tenant shall submit to Landlord a statement of the work proposed to be done, a list of all proposed construction managers, contractors, subcontractors and materialmen, and, other than for the Excepted Alterations, an estimate of the cost thereof and copies of the plans and specifications therefor ("Alteration Plans"). No Alterations shall be commenced unless Landlord shall first have provided written approval of the Alteration Plans, Tenant's construction manager, contractors and subcontractors and the Tenant's cost estimate; provided, however, that Tenant shall not be required to obtain Landlord's approval of any Alteration Plans for Excepted Alterations or cost estimate for Excepted Alterations. All expenses and costs incidental to any Alteration shall be borne by Tenant. In addition to the foregoing, each of the following conditions must be complied with by Tenant at Tenant's sole cost and expense:

    7.01.01 **Permits**. Tenant shall procure and pay for, as the same may be required from time to time, all approvals, certificates, permits and authorizations of all governments, municipal departments and governmental subdivisions having jurisdiction prior to the commencement of any Alteration (other than Excepted Alterations which do not require such approvals, certificates, permits or authorizations) and, upon completion, certificates of final approval thereof. Copies of all of such documents shall be delivered promptly to Landlord .

    7.01.02 **Standards**. The standards of quality, utility and appearance of all proposed Alterations shall conform to the standards specified and/or to be specified by Landlord. Tenant shall strictly conform to such standards. Alterations shall be prosecuted to completion with due diligence, subject to unavoidable delays, in a good and workmanlike manner and in compliance with the standards of the Building and with all applicable permits and authorizations, and with all other Applicable Laws.

    7.01.03 **Insurance Requirements**. Tenant shall maintain, at Tenant's expense, at all times when any Alteration is in progress (a) workers' compensation insurance in statutory limits covering all Persons employed in connection with any Alteration and with respect to whom death or bodily injury claims might be asserted against Landlord, or any of Landlord's Indemnitees, Tenant or the Building (or the Demised Premises), (b) builder's risk property insurance, completed value form, covering all physical loss (including any loss of or damage to supplies, machinery and equipment) in connection with the making of any Alteration other than an Excepted Alteration, (c)

13407398v.3

general public liability insurance for the mutual benefit of Tenant and Landlord as required pursuant to Section 9.01(a) hereof and (d) all insurance required by any Lender in connection with any work performed at or in the Building and (e) such other insurance as is commonly requested by landlords and/or mortgagees in connection with work by tenants at buildings similar to the Building in the city in which the Building is located. All policies or certificates therefor issued by the respective insurers, accompanied by evidence satisfactory to Landlord of payment of applicable premiums, shall be delivered to Landlord prior to the commencement of the Alteration. All of such policies shall conform to the requirements of Article 9 of this Lease.

7.01.04     **Bond Payment**. If the estimated cost of any Alteration (other than an Excepted Alteration) shall be in excess of Twenty Thousand Dollars ($20,000), Tenant, before commencement of work and at its expense, shall furnish to Landlord a performance bond and a labor and materials payment bond, in form and amount acceptable to Landlord and issued by a surety company acceptable to Landlord, guaranteeing the completion of the Alteration and payment therefor within a reasonable time, free and clear of all liens and encumbrances and in accordance with the Alteration Plans approved by Landlord and in compliance with all Applicable Law.

7.01.05     **Payment**. All payments to contractors shall be made promptly as they become due, and evidence of such payments shall be furnished to Landlord upon request.

7.01.06     **Defects**. Landlord shall not have any responsibility for any Alteration made by or on behalf of Tenant and Tenant shall remedy, at its expense and be responsible for, any and all defects in all such work that may appear during or after the completion thereof, and all damage caused during or by virtue of the making of any such Alteration, whether such defects or damage shall affect the Demised Premises or any other part of the Building.

7.01.07     **Interruption**. Landlord shall not have any responsibility for any interruptions, disturbances or deficiency created in any mechanical, electrical or structural facilities, within the Building as a result of an Alteration. If such disturbances or, deficiencies result, Tenant shall be responsible for the correction thereof and to restore the services to the complete satisfaction of Landlord.

7.01.08     **Construction Rules and Regulations**. Any consent of Landlord with respect to a proposed Alteration shall be subject and subordinate to, and Tenant shall comply with, such rules and regulations that might be established and/or modified from time to time (including during the course of construction) by Landlord with respect to construction including but not limited to the hours of availability of the Building elevators and the manner of handling materials, equipment and debris to avoid conflict and interference with the operation of the Building or other construction work being performed elsewhere in the Building.

7.01.09     **Alteration Fees and Costs**. Tenant shall pay, upon written demand from Landlord, all of Landlord's costs and expenses, including reasonable

Professional Fees, for reviewing, scheduling, monitoring and supervising any proposed Alteration, including, without limitation, any costs for security, utilities, trash removal, temporary barricades, janitorial, engineering, legal, architectural and/or consulting services, and other matters necessitated by such Alteration, plus a sum equal to five percent (5%) of the cost of the Alteration then being performed on behalf and/or at the request of Tenant, (collectively "Landlord's Alteration Fee"), payable as Additional Rent within ten (10) days after Landlord's demand therefor. Notwithstanding anything to the contrary herein contained, Tenant shall not be required to pay Landlord's Alteration Fee in connection with any Alteration that is limited to only the painting of, and the installation of carpeting or other floor coverings for, the Demised Premises.

Section 7.02 **Independent Review of Plans**. Landlord shall be entitled to retain independent consultants to review Tenant's Alteration Plans, and the progress of construction of any Alteration (other than Excepted Alterations). In addition to Landlord's Alteration Fee, all fees and expenses of such independent consultants in connection therewith shall be reimbursed by Tenant, within ten (10) business days after demand therefor, and Tenant shall pay all other reasonable out-of-pocket third party costs incurred by Landlord in connection with such proposed Alteration. Prior to commencing any Alteration (other than Excepted Alterations), Tenant shall furnish Landlord with three (3) sets of complete Alteration Plans for such work; at Landlord's request, such Alteration Plans shall be in AutoCAD format and pdf format reasonably specified by Landlord from time to time. Landlord shall use reasonable efforts, consistent with industry practice and the scope of such proposed Alteration, to respond to Tenant's request for consent to such Alteration Plans within (a) fifteen (15) business days after submission thereof to Landlord in the case of the original submission and (b) ten (10) business days in the case of any resubmission of disapproved Alteration Plans. Landlord reserves the right, in its sole discretion, to (i) disapprove any Alteration Plans in whole or in part, (ii) reserve approval of items shown thereon pending its review and approval of other Alteration Plans and (iii) condition its approval upon Tenant making revisions to such Alteration Plans or supplying additional information. Any Alteration (other than Excepted Alterations) for which consent has been received shall be performed by Tenant only in accordance with such approved Alteration Plans and no amendments or additions thereto shall be made without the prior consent of Landlord in each instance (which consent shall be granted or withheld by Landlord in accordance with and within the same time frames applicable to Landlord's review of its initial consent to the applicable Alteration). Landlord's review and/or approval of the Alteration Plans or consent to the making of any Alteration shall not be or be deemed to be: (x) an assurance or an agreement by Landlord that the contemplated Alteration complies with any Applicable Laws or the Building's certificate of occupancy; (y) an approval or an assurance of the sufficiency, adequacy, completeness or any other aspect of the proposed Alteration; or (z) a waiver by Landlord of Tenant's required compliance with any of the terms of this Lease. Tenant shall, within thirty (30) days following completion of each Alteration (other than Excepted Alterations), provide Landlord with three (3) complete sets of "as-built" plans in AutoCAD format and, as applicable, either a permanent certificate of occupancy for such Alterations or evidence of the approval of such Alterations in accordance with Applicable Laws.

Section 7.03 **Cooperation**. Subject to Tenant's compliance with this Lease and the satisfaction of all of Tenant's other requirements of this Article 7, Landlord shall reasonably cooperate with Tenant in the filing of any applications for necessary governmental approvals

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under this Article 7, but Landlord shall not be required to execute any instrument in connection with such filing unless Landlord is satisfied that the facts and data set forth in such instrument are accurate (however, Tenant may not rely upon the execution of such instrument by Landlord that such facts and/or acts are accurate). Landlord shall not be required to pay, or be subjected to any liability for the non-payment of, any costs or expenses in connection with any such application, and Tenant shall indemnify and hold Landlord harmless from such costs and expenses including, without limitation, reasonable Professional Fees. Tenant shall pay all such costs and expenses of Landlord upon demand from time to time by Landlord as Additional Rent.

Section 7.04 **Intentionally Omitted**.

## ARTICLE 8
## MECHANICS LIENS

Section 8.01 **Immediate Payment**. Tenant shall purchase and pay for all Alterations, repairs, restorations, decorating and all other work, material and property hereafter installed within and/or constituting part of the Demised Premises at the time of installation and shall not permit any conditional bill of sale, chattel mortgage or other title retention or security agreement to be filed against any such property.

Section 8.02 **Discharge of Liens**. If any mechanic's, laborer's or materialmen's lien shall be filed against the Building (or any potion thereof) or the Demised Premises at any time for work claimed (or actually) to have been done for or materials claimed (or actually) to have been furnished to Tenant (whether or not relating to an Alteration), after notice to Tenant of the filing thereof, Tenant shall cause such lien to be discharged of record by payment, deposit, bond, order of a court of competent jurisdiction or otherwise within forty-five (45) days of Tenant's receipt of notice of the filing of such lien (or such lesser period as shall be necessary to prevent foreclosure of such lien or to avoid a default under any financing in which Landlord is a party and/or any financing then secured in whole or in part by the Building or any portion thereof or any Superior Lease).

Section 8.03 **No Authorization for Liens**. Nothing in this Lease or otherwise shall be or shall be deemed or construed in any way as constituting the consent or permission of Landlord, express or implied, by inference or otherwise, to any contractor, subcontractor, laborer or materialman or to any other Person for the filing of any lien or for the performance of any labor or the furnishing of any materials for any repair of, or Alteration to, or any other work in or upon the Demised Premises which may create or be the basis of any lien or charge against the estate of Landlord or the estate of any other Person in the Demised Premises or in the Building or any potion thereof.

## ARTICLE 9
## INSURANCE

Section 9.01 **Required Insurance**. Tenant, at its expense, shall maintain during the Term:

(a)     commercial general liability insurance against claims for bodily injury, death or property damage occurring on, in or about the Demised Premises and adjoining

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areas, such insurance to afford protection of not less than Five Million Dollars ($5,000,000) in respect of bodily injury or death in respect of any one accident and of not less than Three Million Dollars ($3,000,000) for property damage; and

(b)     fire and extended coverage on an "all-risk" basis on the contents of the Demised Premises, including, but not limited to, all personal property, inventory, equipment, furnishings, furniture and trade fixtures installed therein by Tenant, having a policy limit of not less than the full "replacement cost" thereof and with a deductible of not more than Twenty-Five Thousand Dollars ($25,000.00);

(c)     so-called "betterments and improvements" insurance on all permanent leasehold improvements, changes, alterations, betterments and installments made or paid for by Tenant in or to the Demised Premises, having a policy limit of not less than the full "replacement cost" thereof with a deductible of not more than Twenty-Five Thousand Dollars ($25,000.00);

(d)     workers' compensation insurance in accordance with applicable law; and

(e)     such other insurance in such amounts as may from time to time be reasonably required by Landlord against other hazards which at the time are commonly insured against by tenants with regard to premises and buildings similarly situated, due regard being given to the character of the Building, its use and occupancy; provided, however, that Tenant shall not be required to maintain such other insurance unless Landlord requires same to be maintained by the majority of all other office tenants of the Building.

The dollar amounts set forth in this Section 9.01 (and elsewhere in this Lease, if applicable) shall be subject to review by Landlord from time to time during the Term, and may be increased by Landlord in accordance with the requirements imposed by landlords from time to time with respect to premises similarly situated in other first class office buildings in the Building neighborhood.

Section 9.02   **Compliance with Insurance Company Requirements**.  Tenant shall not violate or permit to be violated any of the conditions or provisions of any insurance policy required hereby, carried by Landlord to the extent Tenant is notified in writing thereof (it being understood that Tenant shall cure such violation upon receipt of such notice).  Tenant shall perform and satisfy the requirements of the companies writing any and all of such policies in order that at all times such companies shall be willing to write and/or continue such insurance. In the event of any violation or attempted violation of the provisions of this Section 9.02 by any subtenant, Tenant shall take all necessary steps, immediately upon knowledge of such violation or attempted violation, to remedy, or prevent such violation.

Section 9.03   **Policies and Insurances**.  All insurance provided for in Article 7 hereof and in this Article 9 shall (a) be primary and not be concurrent in form or contributing with any other coverage which Tenant or Landlord may carry, (b) name Landlord (and if required from time to time by Landlord, Landlord's Managing Agent, Landlord's Leasing Agent, Lender(s) or landlord under any Superior Lease) as an additional insured and (c) be effected under valid and

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enforceable policies issued by insurers who are licensed to do business in the State of New York and who have been approved by Landlord, such approval not to be unreasonably withheld, (d) shall have a Best's Rating of A or better (or if the Best's Rating is no longer employed, then the rating system selected by Landlord from time to time shall be employed which shall be the rating system most nearly equal to the current Best Rating of A or better), (e) will include a contractual indemnity endorsement in favor of all parties named as additional insureds thereunder and (f) shall be for a period of not less than one (1) year.

Section 9.04 **Certificates.** Not later than the Commencement Date, and thereafter not less than thirty (30) days prior to the expiration dates of expiring policies required pursuant to this Article 9, original certificates of the insurance, together with evidence of the payment of premiums thereon, shall be delivered by Tenant to Landlord.

Section 9.05 **Waivers of Subrogation.** Landlord will include in its insurance policies appropriate clauses pursuant to which the insurers (a) waive all right of subrogation against Tenant with respect to losses payable under such policies and/or (b) agree that such policies shall not be invalidated should Landlord waive in writing, prior to a loss, any or all right of recovery against any party for losses covered by such policies. Tenant will include in its insurance policies appropriate clauses pursuant to which the insurers (i) waive the right of subrogation against Landlord and/or any tenant of space in the Building with respect to losses payable under such policies and/or (ii) agree that such policies shall not be invalidated should Tenant waive in writing, prior to a loss, any or all right of recovery against any party for losses covered by such policies.

Section 9.06 **Limited Waiver of Recovery.** Provided that Landlord's right of full recovery under its property insurance policies is not adversely affected or prejudiced thereby, Landlord hereby waives any and all right of recovery which it might otherwise have against Tenant, its agents and employees, for loss or damage occurring to the Building, the Demised Premises and the fixtures, appurtenances and equipment therein, to the extent the same is covered by Landlord's insurance, notwithstanding that such loss or damage may result from the negligence or fault of Tenant, its agents or employees. Provided that Tenant's right of full recovery under its aforesaid insurance policies is not adversely affected or prejudiced thereby, Tenant hereby waives any and all right of recovery which it might otherwise have against Landlord, its agents and employees, and against every other tenant in the Building who shall have executed a similar waiver as set forth in this Section 9.06 for loss or damage to Tenant's personal property, furniture, furnishings, fixtures, inventory and other property removable by Tenant under the provisions hereof, notwithstanding that such loss or damage may result from the negligence or fault of Landlord, its agents or employees, or such other tenant and the agents or employees thereof. The foregoing waivers shall not apply in favor of a party to this Lease in the event of any loss or damage resulting from that party's gross negligence or willful misconduct.

Section 9.07 **Inability to Comply.** Landlord and Tenant shall advise the other promptly if the provisions to be included in their respective insurance policies to provide the protections contemplated by Sections 9.05 and 9.06 hereof cannot be obtained. Landlord and Tenant shall notify the other promptly of any cancellation or change of the terms of any such policy which would affect such clauses.

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Section 9.08  **No Limit Upon Liability of Tenant**.  Neither the issuance of any insurance policy required under this Lease, nor the minimum limits specified herein with respect to Tenant's insurance coverage, shall be deemed to limit or restrict in any way Tenant's liability arising under this Lease.

Section 9.09  **Tenant's Furnishings**.  Landlord is not obligated to carry insurance on Tenant's furniture and/or furnishings or any fixtures or equipment, improvements, or appurtenances removable by Tenant and Landlord is not obligated to repair any damage thereto or replace any thereof.

Section 9.10  **Tenant/Landlord Cooperation**.  Tenant and Landlord shall cooperate in connection with the collection of any insurance monies that may be due in the event of loss, and each shall execute and deliver as required such proofs of loss and other instruments which may be reasonably required for the purpose of obtaining the recovery of any such insurance monies.

Section 9.11  **Tenant's Failure**.  In the event of Tenant's failure to comply with the provisions of this Article 9, Landlord may cause the same to be done for Tenant's account and the cost thereof shall be deemed payable to Landlord by Tenant within ten (10) business days of the date of such bill, as Additional Rent.  Supplementing the foregoing, but not in limitation thereof, Landlord may recover from Tenant, and Tenant agrees to pay as Additional Rent, any and all damages which Landlord may sustain by reason of Tenant's failure to obtain and keep in force insurance required under this Article 9 and this Lease (it being understood and agreed by Tenant that the damages of Landlord shall not be limited to the amount of the premiums thereon).

## ARTICLE 10
## DAMAGE OR DESTRUCTION

Section 10.01  **Notice of Casualty**.  If the Demised Premises or any part thereof shall be damaged by fire or other casualty, Tenant shall give immediate notice thereof to Landlord and this Lease shall continue in full force and effect except as hereinafter set forth.

Section 10.02  **Termination of Lease**.  If, in Landlord's sole determination, (a) the Building shall be so damaged that Landlord shall decide to demolish it or to rebuild it, or (b) Landlord's insurance recovery is not sufficient to pay for all of the costs of restoring the damaged portions of the Building to the condition of the Building prior to the casualty, or (c) Lender does not permit a sufficient amount of the insurance proceeds to be used for restoration purposes, or (d) the Demised Premises are damaged in whole or in part during the last year of the Term, or (e) restoration cannot be or is not completed within twelve (12) months of the date of such casualty or (f) if the Building shall be damaged or destroyed during the last twelve (12) months of the Term and Tenant's ability to gain access to the Demised Premises shall be materially and adversely affected, then, in any of such events, Landlord may elect to terminate this Lease by written notice to Tenant given within the later to occur (the "Landlord's Casualty Notice Delivery Date") of (i) ninety (90) days after such casualty or (ii) ten (10) days after the determination of the amount of insurance proceeds that Landlord will receive as a result of the casualty.  Such termination notice shall  specify a date for the expiration of this Lease, which date shall not be more than sixty (60) days after the giving of such notice, and upon the date specified in such notice the Term shall expire as fully and completely as if such date were the date set forth herein as the Expiration Date. Tenant shall forthwith quit, surrender and vacate the Demised Premises (without prejudice, however, to any of Landlord's rights and remedies against Tenant under this Lease whether prior to such termination or thereafter), and any Rent owing shall be paid by Tenant up to such date. In the event Landlord does not elect to terminate, Landlord shall, on or before the Landlord's Casualty Notice Delivery Date, provide written notice to Tenant of Landlord's reasonable estimate of the time required to substantially repair the damage (the "Landlord's Casualty Repair Notice"). If Landlord's estimate indicates that the time required to make such repairs shall exceed twelve (12) months from the date of such casualty or the then remaining portion of the Term of this Lease, or if the Demised Premises is damaged or access thereto is prevented due to a casualty during the last twelve (12) months of the Term, then Tenant shall have the right, if it is not in default hereunder, to terminate this Lease by giving written notice to Landlord not later than twenty (20) days after the date of the giving of Landlord's notice, which termination shall be effective no later than the date which is thirty (30) days after the date of the giving of Landlord's notice. In the event that Landlord fails to deliver the Landlord's Casualty Repair Notice on or before the Landlord's Casualty Notice Delivery Date, then Tenant may at any time following the Landlord's Casualty Notice Delivery Date deliver to Landlord a written notice (the "Tenant's Casualty Reminder Notice") informing Landlord of such failure and expressly referring to the provisions of this Section 10.02 in bold and capitalized letters. If Landlord then fails to deliver the Landlord's Casualty Repair Notice within fifteen (15) days of the giving of Tenant's Casualty Reminder Notice then Tenant shall have the right, if it is not in default hereunder, to terminate this Lease by giving written notice to Landlord not later than twenty (20) days after the expiration of such fifteen (15) day period, which termination notice shall set forth the date of such termination, which termination date shall be no later than thirty (30) days after the date of the giving of Tenant's termination notice. In the event this Lease is terminated by Tenant pursuant to the provisions of this Section 10.02, Tenant shall on the date of such termination quit, vacate and surrender the Demised Premises (without prejudice to any of Landlord's rights and remedies against Tenant under this Lease whether prior to such termination or thereafter) and any Rent owing shall be paid up to such date.

Section 10.03 **Landlord's Restoration**. If this Lease is not terminated pursuant to Section 10.02 hereof, and if the Demised Premises are totally or partially damaged or rendered wholly or partially unusable by fire or other casualty insured under Landlord's insurance policies, the damages thereto shall after receipt of casualty insurance proceeds be repaired and the Demised Premises shall be restored as nearly as commercially reasonably possible to the condition of the Demised Premises at the time of the Commencement Date (subject to reasonable wear and tear) by and at the expense of Landlord (limited, however, to the extent of the insurance proceeds received by Landlord).

Section 10.04 **Rent Abatement**. If, in Landlord's sole determination, the Demised Premises are totally damaged or rendered wholly unusable by fire or other casualty, then the Rent shall be proportionately paid up to the time of the casualty and thenceforth shall cease from the day immediately following such casualty to the date when the Demised Premises shall have been substantially repaired and restored by Landlord to the extent required by Section 10.03 hereof, subject to Section 10.06 hereof. If the Demised Premises are partially damaged the Rent shall be equitably apportioned from the day following the casualty (and reapportioned from time

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to time as appropriate) according to the respective usable and unusable areas of the Demised Premises.

Section 10.05 **Liability of Tenant**. Nothing contained hereinabove shall relieve Tenant from liability that may exist as a result of damage from fire or other casualty caused by the acts or omissions of Tenant or any one or more of Tenant's Persons. Notwithstanding any of the foregoing provisions of this Article 10 or of Article 9, if, by reason of some action or inaction on the part of Tenant or any Tenant Person, either (a) Landlord shall be unable to collect all of the insurance proceeds applicable to damage or destruction or (b) the Demised Premises or the Building shall be damaged or destroyed on account of fire or other casualty not covered by insurance actually collected by Landlord then, without prejudice to any other remedy which may be available against Tenant, the abatement of Rent provided for in this Article 10 shall not be effective.

Section 10.06 **Performance of Landlord Restoration**. Landlord shall make the repairs and restorations set forth in Section 10.03 hereof, to the extent of insurance proceeds received by it, with commercially reasonable expedition, subject, however, to delays due to adjustment of insurance claims and/or Force Majeure. After any such casualty, Tenant shall cooperate with Landlord by removing from the Demised Premises, as promptly as possible, all of Tenant's salvageable inventory, documents and movable equipment, furniture and other property. Tenant's full liability for Rent shall resume on the earlier to occur of (a) five (5) days after notice from Landlord of the earliest to occur of (i) the substantial completion of Landlord's repair and restoration required under Section 10.03 hereof or (ii) the date that the restoration and repair work of Landlord would have been substantially completed but for the failure of Tenant to cooperate with Landlord's repair and restoration as such cooperation by Tenant is required hereunder or (iii) the date that the restoration and repair work of Landlord would have been substantially completed but for interference or delay in the completion of Landlord's repair and reconstruction caused by Tenant and/or any Tenant Person or (b) the date that Tenant takes occupancy of all or a portion of the Demised Premises for the conduct of its business.

Section 10.07 **Tenants Improvements Fixtures and Property**. Landlord will not carry insurance on Tenant's Alterations, improvements, furniture, furnishings, fixtures, equipment, decorative items and wall and floor coverings and Landlord is not and will not be obligated to repair any damage thereto or to replace the same or any other property not constituting the base, shell and core of the Demised Premises as delivered to Tenant on the Commencement Date and the Common Areas. After the substantial completion of Landlord's repair and restoration pursuant to Section 10.06 hereof, Tenant, at Tenant's sole cost and expense, shall restore and replace all improvements, furniture, furnishings, fixtures, equipment, decorative items and wall and floor coverings in the Demised Premises to the condition existing immediately prior to the casualty, subject to the provisions of this Lease, including, without limitation, Article 7 hereof.

Section 10.08 **Express Agreement RPL227**. This Article 10 is and shall be considered an express agreement governing any case of damage to or destruction of the Building or any portion thereof by fire or other casualty, and Section 227 of the Real Property Law of the State of New York (or any similar or successor provision) dealing with casualty in the absence of such express agreement (and any other law of like import now or hereafter enacted) shall have no application in the case of damage to or destruction of the Building or any portions thereof.

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# ARTICLE 11
## CONDEMNATION

Section 11.01 **Termination of Lease**. If at any time during the Term, title to all or substantially all of the Building shall be taken by condemnation or if as a result of such condemnation, the Demised Premises and/or the facilities of the Building necessary for the use, occupancy and operation of the Demised Premises is taken by condemnation, this Lease shall terminate and expire on the date of such condemnation and in either case Rent shall be apportioned and paid to the date of such taking. If at any time during the Term less than substantially all of the Demised Premises shall be taken by condemnation, the Landlord may elect to terminate this Lease as of the date of such taking if (a) in Landlord's judgment, taking into account the highest and best use of its remaining property, the restoration of the Building and/or the Demised Premises and the continuation of this Lease is not economically prudent or (b) taking into account the total condemnation award paid to Landlord as one factor among many, (i) the Building cannot be commercially reasonably repaired or reconstructed, (ii) the Demised Premises cannot be commercially or reasonably repaired or reconstructed to a reasonably viable unit for Tenant and an economically viable unit for Landlord, (iii) a Lender shall elect to not make the condemnation award available for restoration or (iv) a Superior Lease shall have been terminated because of the condemnation, in any one or more of such cases, Rent shall be apportioned and paid to the date of such taking.

Section 11.02 **Reconstruction**. In the event that this Lease is not terminated pursuant to Section 11.01 hereof, Landlord shall hold and disburse the net amount of such award received by it for restoration of the Building (if permitted under any ground lease or mortgage to which Landlord is a party) and Landlord shall after receipt of such award, perform any necessary repairs and restoration to the Demised Premises and the Building to the extent necessary to constitute an architecturally viable unit. No portion of the award shall be required to be used for reconstruction of the Demised Premises under any circumstances. Any portion of the award remaining with Landlord after payment of such restoration shall be and remain the property of Landlord. If the size of the Demised Premises shall have been reduced by a condemnation not resulting in a termination of the Lease, Base Rent thereafter payable by Tenant shall be apportioned and reduced from the date of such partial taking by an amount by which the area of the Demised Premises so taken bears to the entire area of the Demised Premises immediately prior to such taking and Tenant's Share shall also be appropriately adjusted to reflect the size of the Demised Premises relating to the size of the remainder of the Building.

Section 11.03 **Entitlement to Awards**. In the event that the Building, or any portion thereof, shall be taken by condemnation, Landlord shall be entitled to collect from the condemning authority the entire award that may be made in such proceedings, without deduction therefrom for any estate hereby vested in or owned by Tenant. Tenant shall execute any and all documents that may be required in order to facilitate collection by Landlord of any and all such awards. Nothing contained in this Section 11.03 shall be deemed to prevent Tenant from making a claim for any of Tenant's trade fixtures or for Tenant's moving expenses if such claims will not result in a diminution of the award to which Landlord would otherwise be entitled. Tenant shall not be entitled to share in any award made in condemnation proceedings for loss of estate or for consequential damages. In no event shall any award and/or any consequential damages resulting from any condemnation reduce, abate or affect the Term or the liability of Tenant to pay Rent in full (as such Rent may have been reduced pursuant to the last sentence of Section 11.02 hereof).

Section 11.04 **Requisition.** Subject to Section 11.01 hereof, in the event that the Demised Premises or a portion thereof is temporarily taken by requisition, Base Rent shall be apportioned or abated as appropriate taking into account the extent to which the Demised Premises shall be rendered unusable by Tenant from time to time as a result of such taking.

## ARTICLE 12
## ASSIGNMENT AND SUBLETTING

Section 12.01 **Prohibition.** Subject to the provisions of Sections 12.02, 12.13 and 12.14 hereof, without the prior written consent of Landlord in each instance, Tenant shall not sell, assign, mortgage or otherwise transfer this Lease or any of its right, title and interest in this Lease or in the Demised Premises or the right to occupy the Demised Premises or any portion thereof and Tenant shall not sublet the Demised Premises or any portion thereof or permit the Demised Premises or any portion thereof to be used or occupied by license or otherwise by any Person other than Tenant.

Section 12.02 **Continuing Recapture Option.** Within thirty (30) days prior to the effective date of such proposed sublease or assignment, if Tenant desires to sublease the Demised Premises or to assign this Lease, Tenant shall submit a written request to Landlord for Landlord's consent to such subletting or assignment, which request shall be accompanied by the name and address of the proposed subtenant or assignee, a copy of the fully executed sublease or assignment (by its terms subject to Landlord's approval and providing that such occupant shall observe and perform all of the terms and provisions of this Lease on Tenant's part to be observed and performed), the nature and character of the business of the proposed subtenant or assignee and its proposed use of the Demised Premises, current financial information on the proposed subtenant or assignee and such other information as Landlord may request. All information so provided by Tenant shall constitute a representation by Tenant that the same is true, correct and complete. Landlord shall have the option, within thirty (30) days of receipt of the latest to be received of such request and such additional information (as Landlord may request from time to time after reviewing information provided by Tenant), to give notice to Tenant requiring Tenant to surrender to Landlord all or a portion of the space covered by such sublease or assignment to Landlord. In such event, Tenant shall, within thirty (30) days thereafter, deliver possession of such space in the same condition as Tenant is obligated to surrender the same as provided in Article 28 hereof; and Tenant shall be released from all future obligations under this Lease with respect to that portion of the Demised Premises so surrendered to Landlord. In the event of a sublease of less than all of the Demised Premises, Tenant shall be responsible, at its sole cost and expense and in accordance with Article 7 hereof, for erecting any necessary demising wall or walls. The provisions of this Section 12.02 shall not apply to any of the transfers that are not prohibited transfers under Section 12.13 or 12.14 hereof.

Section 12.03 **Conditions to Landlord Consent.** In the event Landlord does not exercise its option to recapture any of the Demised Premises as provided in Section 12.02 hereof, provided that Landlord has not elected to terminate this Lease as provided in this Section 12.03 hereof, and provided that Tenant is not in default, beyond applicable periods of notice and cure,

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of any of Tenant's obligations under this Lease either at the time Landlord's consent to such assignment or sublease is requested or on the effective date of any such assignment or sublease, Landlord's consent to such assignment or a subleasing of all, but not less than all, of the Demised Premises (which must be in writing and in form reasonably satisfactory to Landlord) shall not be unreasonably withheld or delayed, provided and upon condition that:

12.03.01    in Landlord's judgment the proposed assignee or subtenant is engaged in a business, and the Demised Premises will be used in a manner, which is in keeping with the then standards of the Building and is in compliance with all Applicable Laws;

12.03.02    no portion of the Demised Premises shall be used as, by or for any conduct or use described in Sections 3.03 and 3.04 hereof, or other businesses, professions or activities as to which Landlord has in writing granted another tenant in said Building a restrictive covenant prohibiting such uses in said Building or which is disapproved by any Lender, or for any other use which, in Landlord's judgment, is likely to create excessive traffic or cause disturbance to other tenants in the Building;

12.03.03    the proposed use will not violate any negative or restrictive covenant as to use contained in any other lease or affecting any other space in the Building;

12.03.04    the proposed assignee or subtenant is a Person with sufficient financial worth considering the responsibility involved, and Landlord has been furnished with reasonable proof thereof;

12.03.05    neither the proposed assignee or subtenant nor any person or entity which, directly or indirectly, controls, is controlled by or is under common control with, the proposed assignee or subtenant or any person or entity who controls the proposed assignee or subtenant, is then an occupant of any part of the Building;

12.03.06    the proposed assignee or subtenant is not a Person with whom Landlord is then or has been (in the 12 month period immediately preceding such request by Tenant) negotiating to lease space in the Building;

12.03.07    the proposed assignee or subtenant is not entitled, directly or indirectly, to diplomatic or sovereign immunity and is subject to the service of process in, and the jurisdiction of the courts of, New York State;

12.03.08    the rental and other terms and conditions of the sublease shall be the same as those contained in the proposed sublease furnished to Landlord pursuant to Section 12.02 hereof;

12.03.09    Tenant shall reimburse Landlord on demand for any reasonable out-of-pocket costs that may be incurred by Landlord in connection with such proposed assignment or sublease including, without limitation, the costs of making investigations as to the acceptability of the proposed assignee or subtenant, and the cost of all reasonable Professional Fees incurred by Landlord in connection with the granting of any

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requested consent together with an administrative fee equal to Two Thousand Five Hundred Dollars ($2,500.00);

12.03.10    Tenant is not in violation of Sections 3.03, 3.04 or 12.04 hereof;

12.03.11    Landlord is not then offering for lease space in the Building comparable in size to the space offered in the proposed sublease or proposed assignment;

12.03.12    the sublease must provide that the same is subject to all of the terms and conditions of this Lease and must provide that in the event of cancellation or termination of this Lease or of the surrender of this Lease, whether voluntary, involuntary or by operation of law, prior to the expiration date of such sublease, including extensions and renewals granted thereunder, the proposed subtenant agrees to make full and complete attornment to Landlord for the balance of the term of the sublease, at the option of Landlord at any time during the proposed subtenant's occupancy of the Demised Premises, which attornment shall be evidenced by an agreement in form and substance reasonably satisfactory to Landlord, which the proposed subtenant agrees to execute and deliver at any time within five (5) business days after request of Landlord, its successors and assigns, and the proposed subtenant waives the provisions of any law now or hereafter in effect which may give the proposed subtenant any right of election to terminate the sublease or to surrender possession of the Demised Premises in the event any proceeding is brought by Landlord under this lease to terminate this Lease;

12.03.13    the subtenant or assignee must be a United States citizen or citizens or a corporation, limited liability company or other entity qualified to do business in the State of New York and organized and existing under the laws of one of the States of the United States, and such subtenant or assignee must carry on business for profit that complies with Article 3 hereof;

12.03.14    no subletting shall relieve Tenant of its obligations or liabilities hereunder, or shall be deemed a consent to a further subletting;

12.03.15    no Event of Default has occurred and is continuing at the time of any notice or request for consent under the terms of this Article and at the effective date of such subletting or assignment;

12.03.16    the request involves a sublease for the entire Demised Premises or an assignment of the entire Lease (subleases of less than all of the Demised Premises or less than full assignments of the Lease being strictly prohibited); and

12.03.17    notwithstanding anything to the contrary contained in this Lease, if Tenant desires to sublet the Demised Premises or assign this Lease, Tenant covenants and agrees to designate the Landlord's Leasing Agent, for a period of one hundred twenty (120) consecutive days at the inception of the listing by Tenant, as Tenant's exclusive agent to effect such sublet or assignment and Tenant shall pay to Landlord's Leasing Agent, upon the execution of such sublet agreement or assignment, a commission computed in accordance with the rates and rules of Landlord's Leasing

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Agent, if such agent, procures a subtenant for the area to be sublet or an assignment of this Lease.

Anything to the contrary hereinbefore contained notwithstanding, should Tenant at any time desire to sublet the Demised Premises, whether to one or more subtenants, or assign this Lease, Landlord may, at any time within thirty (30) days after receipt of such proposed sublease or assignment from Tenant, cancel this Lease by giving Tenant written notice of Landlord's intention, in which event such cancellation of this Lease shall become effective thirty (30) days after its receipt by Tenant with the same force and effect as if said cancellation date were the date originally set forth as the Expiration Date of this Lease. The provisions of this Section 12.03 shall not apply to any of the transfers that are not prohibited transfers under Section 12.13 or 12.14 hereof.

In the event that Landlord fails to exercise its option under Section 12.02 hereof and consents to a proposed assignment or sublease, and Tenant fails to execute and deliver the assignment or sublease to which Landlord consented within thirty (30) days after the giving of such consent, then Tenant shall again comply with all of the provisions and conditions of Section 12.02 hereof and this Section 12.03 before assigning this Lease or subletting all or any part of the Demised Premises. The provisions of this Section 12.03 shall not apply to any of the transfers that are not prohibited transfers under Section 12.13 or 12.14 hereof.

Section 12.04 **Advertising Availability**. Neither Tenant nor any one or more of Tenant's Persons nor any agent, broker or other person on behalf of Tenant shall (i) advertise or publicize in any way the availability of the Demised Premises without prior notice to and the prior written approval by Landlord, nor shall any advertisement state the address of the Building or the proposed rental or (ii) publicly list or advertise the Demised Premises for subletting, whether through a broker, agent, representative or otherwise, at a rental rate less than the greater of (x) the annual Rent then payable hereunder for such space or (y) the annual aggregate rent at which Landlord is then offering to lease other space in the Building.

Section 12.05 **Tenant Remains Liable**. If Tenant's interest in this Lease is assigned, whether or not in violation of this Article 12, Landlord may collect rent from the assignee. If the Demised Premises are sublet to or occupied or used by any Person other than Tenant, whether or not in violation of this Article 12, Landlord may collect rent from the subtenant, occupant or user. In either case, Landlord may apply the net amount collected to Rent, but any such assignment, subletting, occupancy or use to or by any other party, whether with or without Landlord's prior written consent, or any such collection or application, shall not be deemed a waiver of any provision, covenant or condition of this Lease or the acceptance by Landlord of such assignee, subtenant, occupant or user as a tenant of the Demised Premises. The consent by Landlord to any assignment, subletting, occupancy or use shall not relieve Tenant from its obligation to obtain the express prior consent of Landlord to any further assignment, subletting, occupancy or use. The listing of any name other than that of Tenant on any door or directory of the Building or otherwise shall not operate to vest in the Person so named any right or interest in this Lease or in the Demised Premises, or be deemed to constitute or serve as a substitute for any prior consent of Landlord required under this Article 12. The original named Tenant covenants that, notwithstanding any assignment, sublease, transfer, occupancy or use to or by any other party, whether or not in violation of the provisions of this Lease, and notwithstanding the

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acceptance of Rent by Landlord from an assignee, subtenant, transferee or other party, recapture of a portion or portions of the Demised Premises pursuant to Section 12.02 of the Lease or otherwise, the original named Tenant shall remain fully liable for the payment of all Rent and for all other obligations to be performed or observed by Tenant under this Lease, except as set forth in Section 12.02 hereof.

Section 12.06 **Attornment by Subtenant**. Any permitted sublease entered into by Tenant or by any Person claiming through or under Tenant shall contain a provision providing that, if at any time during the term of such sublease the leasehold estate with regard to the Demised Premises shall terminate for any reason, at the election and upon demand of any owner of the Demised Premises, of any mortgagee in possession thereof or any holder of a Superior Lease, the subtenant shall attorn to any such owner, mortgagee or holder of such superior leasehold upon the terms and conditions set forth therein for the remainder of the term of such sublease at a Rent that is the greater of from time to time (a) the Rent (including Additional Rent hereunder) under this Lease on a pro rata basis (based upon the number of square feet in the Demised Premises under this Lease and the number of square feet demised under the sublease) or (b) the rent and all other amounts payable under the sublease. Such agreement to attorn shall be self-operative, without requiring any further instrument to give effect to such provision; however, upon demand of any such owner, mortgagee or holder of such superior leasehold, the subtenant shall execute, from time to time, an instrument in confirmation of the foregoing.

Section 12.07 **Assignment of Tenant's Rights**. If this Lease shall terminate by reason of Tenant's default, or if Landlord shall recover or come into possession of the Demised Premises before the Term End Date for any reason or cause, Landlord, at Landlord's option, shall have the right to take over any and all leases, letting agreements or subleases, licenses or agreements of tenants, subtenants or occupants of the Demised Premises or any portion thereof and, at its option, to have and succeed to all the rights and privileges as lessor of such leases, letting agreements, licenses and subleases or such of them as Landlord may elect to take over. Tenant, upon any such termination or recovery of possession by Landlord, hereby assigns, transfers and sets over unto Landlord such of the leases, letting agreements and subleases as Landlord may elect to take over and assume as may exist at the time of such termination or recovery of possession of the Demised Premises by Landlord. Upon request of Landlord, Tenant shall execute, acknowledge and deliver to Landlord such further assignments and transfers as may be necessary, sufficient and proper to vest in Landlord the then existing leases, letting agreements and subleases of the Demised Premises as above specified. Tenant hereby constitutes and appoints Landlord as Tenant's attorney-in-fact, irrevocably, to execute any such further assignments and transfers in the event of Tenant's failure to do so.

Section 12.08 **Limitation on Consents**. Any consent of Landlord to a subletting shall apply only to the single specific transaction for which Landlord's consent was requested and given in writing to Tenant. Neither Landlord's consent to any subletting nor anything contained in this Article 12 shall grant or be deemed to have granted to any assignee, subtenant, occupant or other Person claiming through or under Tenant the right to further sublet or occupy the Demised Premises or to permit the occupancy therein by others.

Section 12.09 **Acceptance of Rent**. In the event any payment under this Lease shall be made by any Person other than the specifically named Tenant in this Lease, the acceptance of

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such payment by Landlord shall not, under any circumstances, be deemed a recognition, acceptance or approval of a subletting or an assignment of this Lease, regardless of the number of times that such payment shall be made by such other Person.

Section 12.10 **Profit Share**. Notwithstanding anything to the contrary in this Article 12, if Tenant or any Person claiming through or under Tenant shall assign this Lease or sublet all or any portion of the Demised Premises, Tenant shall pay to Landlord a sum equal to fifty percent (50%) of the Transfer Profit received by Tenant or any person claiming through or under Tenant in connection with such assignment or subletting. The term "Transfer Profit" is defined as (a) in the case of a sublease, all rentals and/or other sums and/or the value of other consideration paid by any subtenant or other occupant in connection with any subletting of the Demised Premises in excess of the sum of Base Rent plus Additional Rent (calculated on a square foot basis) or (b) in the case of an assignment, the value of any and all consideration paid by an assignee in connection with any assignment of this Lease. In computing any Transfer Profit, there shall be deducted a reasonable brokerage commission, reasonable attorneys' fees and disbursements and reasonable advertising costs, as permitted under this Lease and any tenant improvement allowances and/or the cost of any work performed or paid by Tenant in connection with such sublease or assignment, if any, actually incurred by Tenant or other Person in connection with such transaction, but only to the extent that such commissions, fees or costs were paid to Persons who were not Affiliates of Tenant, any one or more of Tenant's Persons and/or Affiliates of any Person claiming through or under Tenant; provided, however that any such fees shall be amortized over the term of the sublease or the remaining term of this Lease in the case of an assignment. All sums payable hereunder shall be paid to Landlord as Additional Rent within ten (10) business days by Tenant or by such other Person and, Tenant shall promptly provide to Landlord a written statement (which written statement shall constitute a representation under this Lease) executed by Tenant and such assignee, subtenant, occupant or other Person setting forth the amount of the Transfer Profit to be paid to Landlord and setting forth all economic details of the assignment or subletting; however, neither Landlord's failure to request the execution of such agreement nor Tenant's failure to execute such agreement shall vitiate the provisions of this Section 12.10. For the purposes of this Section 12.10, a trustee, receiver or other representative of Tenant's or of any subtenant's estate under any federal or state bankruptcy act shall be and shall be deemed to be a person claiming through or under Tenant. If Tenant shall fail to provide the written statement of the Transfer Profit within ten (10) business days of the assignment or subletting or other agreement or if the written statement provided is not accurate, Landlord may elect to terminate this Lease. The provisions of this Section 12.10 shall not apply to any transfers that are not prohibited transfers under Section 12.13 or 12.14 hereof.

Section 12.11 **Intentionally Omitted**.

Section 12.12 **Transfer of Control and/or Beneficial Interests**. Each of the following shall constitute an assignment of this Lease or sublease: (a) the direct or indirect (i) issuance of additional interests in Tenant such that said additional interests constitute more than 50% of the direct or indirect beneficial ownership interests of Tenant or (ii) transfer of interests in Tenant or in any guarantor of Tenant's obligations hereunder of this Lease (whether stock, partnership interests, interests in a limited liability company or otherwise) to a Person or group of related Persons, whether in a single transaction or in a series of related or unrelated transactions at one time or over the entire Term of this Lease or any portion thereof, in such quantities that control

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of Tenant or of such guarantor (as it shall be constituted after giving effect to such issuance(s) or transfer(s) of interests in Tenant or the guarantor, as the case may be) shall have changed, or (b) more than 50% of the direct or indirect beneficial ownership interests of Tenant shall have changed or (c) transfer of Tenant's right to use, occupy and/or operate any portion of the Demised Premises.

Section 12.13 **Public Company**. Notwithstanding the foregoing, if Tenant or an entity which controls Tenant is a corporation or other entity listed and traded on a nationally recognized stock exchange or over-the-counter market, the transfer, sale or other disposition (including issuance) of the stock of such corporation shall not be deemed an assignment of this Lease or a prohibited transfer.

Section 12.14 **Related Entity Transfers**. Direct or indirect transfers of the stock or other beneficial interests of Tenant (each, a "Stock Transfer") to a Person that controls, is controlled by or is under common control with Tenant (a "Related Entity") or into which or with which Tenant is merged or consolidated, or an assignment ("Related Entity Assignment") or sublease ("Related Entity Sublease") to a Related Entity, shall not be a prohibited transfer hereunder provided that: (a) in the case of a Stock Transfer or Related Entity Assignment, the Tenant's successor or assignee, as applicable, has a net worth, computed in accordance with generally accepted accounting principles, at least equal to the greater of (i) the net worth of Tenant immediately prior to such merger, consolidation or transfer or (ii) the net worth of Tenant herein named on the date of this Lease (and reasonable proof satisfactory to Landlord of such net worth shall have been delivered to Landlord at least ten (10) days prior to the effective date of any such transaction); (b) in the case of a Related Entity Assignment or a Related Entity Sublease, such books and records of the then Tenant as may be necessary to establish that any assignee or sublessee claimed by Tenant to be a Related Entity is in fact a Related Entity shall have been delivered to Landlord at least ten (10) days prior to the effective date of any such transaction; (b) the purposes for which such successor to Tenant (in the case of a Stock Transfer) or such assignee or sublessee (in the case of a Related Entity Assignment or a Related Entity Sublease) shall use the Demised Premises (or applicable portions thereof) are uses expressly permitted by this Lease; (c) an executed duplicate original of the assignment and assumption agreement (in the case of a Related Entity Assignment) or sublease (in the case of a Related Entity Sublease) shall be delivered to Landlord for its and its counsel's review at least ten (10) days prior to the effective date thereof; (d) Tenant and any guarantor of Tenant's obligation hereunder shall and will remain fully liable for the payment of Base Rent and Additional Rent due and to become due under this Lease and shall not be released from any of its obligations or liabilities hereunder and shall execute and deliver such documents as are reasonably required by Landlord reaffirming such liability, and Tenant and any guarantor of Tenant's obligation hereunder shall be fully responsible and liable for all acts or omissions of the assignee (in the case of a Related Entity Assignment) sublessee (in the case of a Related Entity Sublease) or anyone claiming under or through Tenant or such assignee or sublessee; and (e) such assignee or sublessee (in the case of a Related Entity Assignment or a Related Entity Sublease), as of the effective date of such assignment or the commencement date of such sublease, as the case may be, and all time thereafter during the Term, is a Related Entity and simultaneously with delivery of such assignment and assumption agreement or sublease, Tenant shall deliver to Landlord a certified copy of duly adopted resolutions of the board of directors (or other governing body) of both Tenant and the assignee or sublessee, as applicable, in form and content reasonably

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satisfactory to Landlord, authorizing the execution, acknowledgment and delivery of such assignment and assumption agreement or sublease, and the transactions contemplated therein. In connection with the information to be provided to Landlord pursuant to this Section 12.14, Landlord shall have the right, at any reasonable time and from time to time, to examine such books and records of the then Tenant as may be necessary to establish that such assignee or sublessee remains a Related Entity.

Section 12.15 **Inappropriate Assignment or Sublet**. If Tenant assigns this Lease or subleases the Demised Premises without conforming to all of the terms and conditions of this Article 12, the proposed assignment or sublease shall be voidable at Landlord's option and as a separate and distinct remedy Landlord may elect to terminate this Lease.

## ARTICLE 13
## BANKRUPTCY

Section 13.01 **Preliminary Requirements**. In the event a petition is filed by or against Tenant under the United States Bankruptcy Code, 11 U.S.C. §§ 101 1330, as amended, or any successor thereto (the "Bankruptcy Code"), Tenant, as debtor and debtor-in-possession, and any trustee who may be appointed, shall adequately protect Landlord as follows: (a) pay monthly in advance on the first day of each calendar month, as reasonable compensation for use and occupancy of the Demised Premises, an amount equal to all Base Rent and Additional Rent due pursuant to this Lease; (b) perform each and every obligation of Tenant under this Lease until such time as this Lease is either rejected or assumed by order of a court of competent jurisdiction; (c) determine, within sixty (60) days after the filing of such petition, whether to assume or to reject this Lease; (d) give Landlord at least thirty (30) days' prior notice, unless a shorter notice period is agreed to in writing by the parties, of any proceeding relating to any assumption of this Lease; (e) give at least thirty (30) days' prior notice of any vacation or abandonment of the Demised Premises (any such vacation or abandonment to be deemed a rejection of this Lease); and (f) do all other things of benefit to Landlord otherwise required under the Bankruptcy Code. Tenant shall be deemed to have rejected this Lease in the event of its failure to comply with any of the foregoing obligations.

Section 13.02 **Rejection of Lease**. If Tenant or a trustee elects to reject this Lease subsequent to the filing of a petition under the Bankruptcy Code, or if this Lease is otherwise rejected, Tenant shall immediately vacate and surrender possession of the Demised Premises in accordance with Article 28 hereof.

Section 13.03 **Assumption of Lease**. If Tenant or a trustee elects to assume this Lease subsequent to the filing of a petition under the Bankruptcy Code, Tenant, as debtor and as debtor-in-possession, and any trustee who may be appointed, shall: (a) cure each and every existing breach by Tenant within not more than ninety (90) days after the assumption of this Lease; (b) compensate Landlord for any actual pecuniary loss resulting from any existing breach, including, without limitation, Landlord's expenses and Professional Fees incurred as a result of such breach (as determined by a court of competent jurisdiction) within ninety (90) days after assumption of this Lease; (c) in the event of an existing breach, to provide adequate assurance of Tenant's future performance, including, without limitation, (i) the deposit of a sum equal to three (3) months' installments of Base Rent to be held to secure Tenant's obligations hereunder, (ii)

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the production to Landlord of written documentation establishing that Tenant has sufficient present and anticipated financial ability to perform each and every obligation of Tenant hereunder and (iii) such additional assurances, in form acceptable to Landlord, as may be required under any applicable provision of the Bankruptcy Code; (d) the assumption will not breach any provision of this Lease; and (e) the assumption will be subject to all of the provisions of this Lease unless the prior written consent of Landlord is obtained.

Section 13.04 **Assignment of Lease.** If Tenant assumes this Lease and proposes to assign this Lease pursuant to the provisions of the Bankruptcy Code to any Person who shall have made a bona fide offer to accept an assignment of this Lease on terms acceptable to Tenant, then notice of such proposed assignment setting forth (a) the name and address of such person, (b) all the terms and conditions of such offer and (c) the adequate assurances to be provided Landlord to assure such person's future performance under the Lease, shall be given to Landlord not later than twenty (20) days after receipt thereof by Tenant, but in any event not later than ten (10) days prior to the date that Tenant shall make application to a court of competent jurisdiction for authority and approval to enter into such assignment and assumption, and Landlord shall thereupon have the prior right and option, to be exercised by notice to Tenant given at any time prior to the effective date of such proposed assignment, to accept an assignment of this Lease upon the same terms and conditions and for the same consideration, if any, as the bona fide offer made by such Person, less any brokerage commissions which may be payable out of the consideration to be paid by such Person for the assignment of this Lease. The adequate assurance to be provided Landlord to assure the assignee's future performance under the Lease shall include, without limitation: (i) the deposit of a sum equal to three (3) months installments of Base Rent plus three (3) months installments of each of Tenant's Tax Payments and Tenant's Share of increases in Operating Expenses and the ERIF, to be held to secure Tenant's obligations under this Lease; (ii) written documentation establishing that the assignee meets all reasonable financial and other criteria of Landlord as did Tenant and its business at the time of execution of this Lease (including the production of the most recent audited financial statement of the assignee prepared by an independent certified public accountant); (iii) agreement by the assignee (plus reasonable assurances) that the use of the Demised Premises by the assignee will be in compliance with the terms of Article 3 of this Lease; and (iv) such additional assurances, in form reasonably acceptable to Landlord, as to all matters identified in any applicable provision of the Bankruptcy Code.

Section 13.05 **Termination of Lease.** Notwithstanding anything in this Lease to the contrary, and to the extent permitted by the Bankruptcy Code, this Lease may be terminated by Landlord by the sending of a notice to Tenant within a reasonable time after the happening of the commencement of a case in bankruptcy pursuant to any statute either of the United States or under the laws of any state naming Tenant as the debtor or the making by Tenant of any assignment or any other arrangement for the benefit of creditors under any state statute. Neither Tenant nor any Person claiming through or under Tenant shall thereafter be entitled to possession of the Demised Premises, but shall forthwith quit and surrender the Demised Premises as provided herein.

Section 13.06 **Liquidated Damages.** In the event of the termination of this Lease, and to the extent permitted by the Bankruptcy Code, Landlord shall be entitled to recover from Tenant, as and for liquidated damages, an amount equal to the difference between Rent for the

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unexpired portion of the Term and the fair and reasonable rental value of the Demised Premises for the same period. In the computation of such damages, the difference between Rent becoming due after the date of termination and the fair and reasonable rental value of the Demised Premises for such period shall be discounted to the Term End Date at the Discount Rate. If the Demised Premises or any portion thereof shall be re-let by Landlord for the unexpired Term, or any part thereof, before presentation of proof of such liquidated damages to any court, commission or tribunal, the amount of rent reserved upon such re-letting shall be deemed to be the fair and reasonable rental value of the part or the whole of the Demised Premises re-let during the term of the re-letting. Nothing herein contained shall limit or prejudice the right of Landlord to prove for and obtain as liquidated damages, by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law in effect at the time when such damages are to be proved, whether or not such amount be greater, equal to or less than the amount of the difference referred to in the first sentence of this Section 13.06.

## ARTICLE 14
## ENTRY BY LANDLORD

Section 14.01 **Right of Entering**. Tenant shall permit Landlord and/or any of Landlord's agents, employees, contractors and subcontractors to enter the Demised Premises at all times without notice in the event of an emergency and during business hours upon reasonable notice in other cases, for the purposes of inspecting the Demised Premises and making any necessary or desirable repairs, replacements and improvements thereto and performing any work therein whether for the benefit of the Demised Premises and/or the benefit of any other portion of the Building. Landlord shall use commercially reasonable efforts to minimize material interference with the conduct of Tenant's Business in connection with any such entry; provided however, that in no event shall Landlord be obligated to perform any work on an overtime basis. Nothing herein contained shall imply any duty upon Landlord to make any such repairs or do any such work, and performance thereof by Landlord shall not constitute a waiver of Tenant's default in failing to make or perform any such repairs or do any such work.

Section 14.02 **Methods of Entry**. If Tenant is not present to open and permit an entry into the Demised Premises, Landlord or Landlord's agents, employees, contractors and subcontractors may enter the same whenever such entry may be permissible by master key or forcibly in the case of an emergency and, provided reasonable care is exercised to safeguard Tenant's property, such entry shall not render Landlord or its agents liable therefor except in the event of damage caused by the gross negligence or willful misconduct of landlord or its agents provided such damage is not covered by the insurance that Tenant is required to carry under Section 9.01 hereof (and would not have been covered had Tenant carried such insurance), nor in any event shall the obligations of Tenant hereunder be affected.

Section 14.03 **Landlord Rights in Connection With Repairs**. During the progress of any repairs, replacements, alterations or improvements for the benefit of any portion of the Building, or any other work in or about the Demised Premises, Landlord and Landlord's agents, employees, contractors and sub-contractors may keep and store in the Demised Premises all necessary materials, tools, supplies and equipment. Landlord and Landlord's Indemnitees shall not be liable for any inconvenience, annoyance, disturbance, loss of business or other damage to Tenant by reason of its making any such repairs, performing any such work or on account of

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Landlord and any of Landlord's agents, employees, contractors and sub-contractors bringing materials, tools, supplies and equipment into or through the Demised Premises during the course thereof, and none of the foregoing shall constitute an actual or constructive eviction, in whole or in part, or entitle Tenant to any abatement or diminution of Rent or relieve Tenant from any of its obligations under this Lease. Landlord shall endeavor to cause minimal interruption to Tenant's Business during the performance of any of such work. In connection with any such work Landlord and any of Landlord's agents, employees, contractors, and subcontractors may erect scaffolding and bridging outside of the Demised Premises.

Section 14.04 **Right to Show the Demised Premises**. Landlord shall have the right to enter the Demised Premises at all reasonable times during usual business hours for the purpose of showing the Demised Premises to existing and prospective Lenders, or for any other business purpose and, at any time within two (2) years prior to the Term End Date, for the purpose of showing the Demised Premises to prospective tenants. Any right of entry under this Section 14.04 shall be exercised only after reasonable notice to Tenant. Landlord shall endeavor to cause minimal interruption to Tenant's Business during any such entry.

Section 14.05 **Intentionally Omitted.**

Section 14.06 **Changes to Building**. Landlord shall have the right at any time, to change portions of the Building and to change the arrangement and/or location of public entrances, passageways, doors, doorways, corridors, elevators, stairs, toilets or other public parts of the Building and to change the name, number or designation by which the Building may be known provided access to the Demised Premises is not materially impaired, without any or all of the foregoing constituting an eviction and without incurring liability to Tenant therefor.

## ARTICLE 15
## LANDLORD'S RIGHT TO PERFORM

Section 15.01 **Self Help**. If Tenant shall fail to make any payment or perform any act on its part to be made or performed hereunder which shall result in an Event of Default, then Landlord, after twenty (20) days' notice to Tenant (or without notice in the case of any emergency) and without waiving or releasing Tenant from any of its obligations contained in this Lease, may (but shall not be under any obligation to) make any payment or perform any act on Tenant's part to be made or performed hereunder, and may enter upon the Demised Premises for any such purpose and take all such action therein as Landlord may deem necessary therefor. If within the twenty (20) day notice period Tenant cures the Event of Default specified in the twenty (20) day notice, or if the act required to be performed by Tenant to cure the event of Default specified in the twenty (20) day notice cannot, by its nature, be completed within the twenty (20) day notice period and if within the twenty (20) day notice period, Tenant shall have commenced performance of such act and shall be prosecuting the same continuously and diligently to completion, Landlord may not act pursuant to this Section 15.01 with respect to that Event of Default. Bills for expenses incurred by Landlord in connection with any such performance including, without limitation, any expenses and/or disbursements for any property, material, labor or services provided, furnished or rendered, including reasonable Professional Fees and disbursements, together with interest thereon in accordance with Section 18.06 hereof, shall be paid by Tenant as Additional Rent within the twenty (20) days after Landlord's demand

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therefor. Landlord may not act pursuant to this Section 15.01 with respect to that Event of Default unless: the Event of Default specified in the twenty (20) day notice involves (a) compliance with Applicable Law, (b) is a matter which constitutes a default under (i) a loan document with a Lender or (ii) a Superior Lease (c) is not cured in any event within 90 days of such twenty (20) day notice or (d) Tenant fails to be working continuously and diligently to complete the cure of such Event of Default. If any of the situations described in subparagraphs (a), (b), (c) or (d) of the immediately preceding sentence shall have occurred Landlord may immediately proceed to exercise its rights pursuant to this Section 15.01 with no further notice to Tenant.

## ARTICLE 16
## EVENTS OF DEFAULT

Section 16.01 **Basic Events of Default**. Upon the occurrence of any one or more of the following events at any time during the Term (each being an "Event of Default"):

16.01.01 Tenant shall fail to pay when due any installment of Base Rent or Additional Rent and such failure shall continue for a period of seven (7) days following notice by Landlord of such failure;

16.01.02 Tenant shall fail to observe or perform any term, covenant or condition of this Lease on Tenant's part to be observed or performed (other than the covenant for the payment of Rent) and the same shall remain uncured after twenty (20) days following notice by Landlord of such failure, or, if such matter is of a nature that it cannot be remedied completely within such period of twenty (20) days, Tenant shall not have commenced within such period and/or shall not thereafter continuously and diligently prosecute to completion, all steps necessary to remedy such failure (but in any event within ninety (90) days);

16.01.03 Tenant or the Guarantor shall file a voluntary petition in bankruptcy or insolvency or shall be adjudicated a bankrupt or an insolvent, or shall file any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law of any jurisdiction, or shall make an assignment for the benefit of creditors or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of itself or of all or any part of its property;

16.01.04 within sixty (60) days after the commencement of any proceeding against Tenant or the Guarantor, whether by the filing of a petition or otherwise, seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law of any jurisdiction, such proceeding shall not have been dismissed;

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16.01.05    within sixty (60) days after the appointment of any trustee, receiver of liquidator of Tenant or the Guarantor or of all or any part of their respective property, such appointment shall not have been vacated or otherwise discharged;

16.01.06    if any execution or attachment shall be issued against Tenant or the Guarantor or any of their respective property pursuant to which the Demised Premised shall be taken or occupied or attempted to be taken or occupied in whole or in part;

16.01.07    any representation now or hereafter made to Landlord by Tenant shall be untrue, incorrect or incomplete in any material respect;

16.01.08    Tenant shall vacate, desert or abandon the Demised Premises during the Term for reasons other than temporary vacancy following fire or other casualty or partial condemnation; provided, however, that Tenant shall not be in default and the Demised Premises shall not be regarded as vacant, deserted or abandoned notwithstanding that Tenant is not conducting its business therefrom if the Demised Premises are maintained in a neat and clean condition; or

16.01.09    Tenant shall be in default beyond the expiration of any applicable notice and/or cure period under any other lease, or sublease or license of space in the Building and the Guarantor shall not be in default beyond the expiration of any applicable notice and/or cure period under the Guaranty;

then, upon any of such occurrence(s), Landlord, at any time thereafter and at Landlord's option, may give to Tenant a fifteen (15) day notice of termination of this Lease and, in the event such notice is given, this Lease and the Term shall come to an end and expire (whether or not the Term shall have commenced) upon the expiration of such fifteen (15) days (the day after such 15th day thereby becoming the Expiration Date) with the same effect as if such date of expiration were the Term End Date.  Notwithstanding any such termination by Landlord, Tenant shall remain liable for damages pursuant to the provisions of Article 18 hereof and the portions of this Lease described in Section 32.10 shall also survive termination of this Lease.

Section 16.02 **Multiple and/or Consecutive Defaults**.  If Tenant shall default either (i) in the timely payment of Base Rent or Additional Rent, in three (3) or more consecutive calendar months or for a total of three (3) times or more in any rolling period of twelve (12) consecutive months, then, Tenant shall have committed, regardless of whether such default is cured, "Multiple Defaults."  Notwithstanding that the defaults constituting the Multiple Defaults shall have each been cured within the applicable period, if any, as provided in Section 16.01 hereof, such defaults shall be deemed to have been deliberately caused by Tenant, and Landlord thereafter may serve upon Tenant the aforesaid fifteen (15) day notice of Lease termination without affording Tenant any further opportunity to cure such default.

## ARTICLE 17
## LANDLORD'S REMEDIES

Section 17.01 **Right of Reentry**.  If an Event of Default shall have occurred, upon notice and the expiration of any cure period provided in Section 16.01 or upon the occurrence of

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Multiple Defaults or upon the happening of any other event giving rise to Landlord's right to terminate this lease hereof:

17.01.01     Landlord and/or its agents may re-enter the Demised Premises following summary proceedings or by any other applicable action or proceeding, or by force or otherwise (without being, liable to indictment, prosecution or damages therefor), and may repossess the Demised Premises and dispossess Tenant and any other Persons from the Demised Premises and remove any and all of their property and effects therefrom; and

17.01.02     Landlord, at its option, may relet the Demised Premises from time to time, either in the name of Landlord or otherwise, to such tenant(s), for such term(s) ending before, on or after the Expiration Date, at such rental(s) and upon such other conditions (which may include concessions and free rent periods) as Landlord, in its discretion, may determine.  Landlord shall have no obligation to relet the Demised Premises and shall not be liable for its refusal or failure to relet the Demised Premises or, in the event of any such reletting, for its refusal or failure to collect any rent due upon such reletting, and no such refusal or failure shall operate to relieve Tenant of any liability under this Lease. Landlord, at its option, may make such repairs, replacements, alterations, additions, improvements, decorations and other physical changes in and to the Demised Premises as Landlord, in its discretion, considers advisable or necessary in connection with any such reletting or proposed reletting, all at the cost and expense of Tenant and without relieving Tenant of any other liability under this Lease.

Section 17.02 **Waiver of Service**.  Tenant hereby waives the service of any notice of intention to re-enter or to institute legal proceedings to that end which may otherwise be required to be given under any present or future law.

Section 17.03 **Waiver of Redemption**.  Tenant, on its behalf and on behalf of all Persons claiming through or under Tenant, including all creditors thereof, does further hereby waive any and all rights which Tenant and all such Persons might otherwise have under any present or future law to redeem the Demised Premises, to re-enter or repossess the Demised Premises or to restore this Lease after (a) Tenant shall have been dispossessed by a judgment or a warrant of any court or judge, (b) any re-entry by Landlord or (c) any expiration or termination of this Lease and the Term, whether such dispossession, re-entry, expiration or termination shall be by operation of law or pursuant to the provisions of this Lease. The words "re-entry" and "re-entered" as used in this Lease shall not be deemed to be restricted to their technical legal meanings.

Section 17.04 **Injunctive Relief**. In the event of a breach or threatened breach by Tenant or by any Person(s) claiming through or under Tenant of any term, covenant or condition of this Lease on Tenant's part to be observed or performed, Landlord shall have the right to enjoin such breach and the right to invoke any other remedy allowed by law or in equity (as if re-entry, summary proceedings and other special remedies, were not provided in this Lease for such breach) directly against Tenant and/or such other Person(s), jointly and/or severally, at Landlord's option.

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Section 17.05 **Remedies Cumulative**. Landlord's right to invoke the remedies set forth herein are cumulative and shall not preclude Landlord from invoking any other remedy allowed hereunder or at law or in equity.

Section 17.06 **Termination of Services**. If the fifteen (15) day termination notice provided for in Section 16.01 hereof shall have been given and this Lease shall be terminated, or if the Demised Premises shall be or become deserted or abandoned, then, in either of such events, Landlord may, without further notice and without liability to Tenant or to any occupants of any part of the Demised Premises, terminate all services to the Demised Premises which otherwise might have been required to be delivered or provided by Landlord under this Lease. To the extent permitted by law Tenant hereby waives any right to the delivery of such services provided by Applicable Law.

Section 17.07 **Cancellation of Rights**. Tenant shall not be entitled to exercise any right of termination, cancellation, renewal, extension or other option granted to Tenant pursuant to this Lease (if any) at any time when an uncured Event of Default is then existing. Tenant acknowledges that any rights or options of first refusal, or to extend the Term, to expand the size of the Demised Premises, or other such or similar rights or options which have been granted to Tenant under this Lease are conditioned upon the prompt and diligent performance of the terms of this Lease by Tenant. Accordingly, should Tenant commit Multiple Defaults under this Lease, in addition to all other remedies available to Landlord, all of the rights and options described in the preceding sentence shall automatically, and without further action on the part of any party, expire and be deemed canceled and of no further force and effect.

## ARTICLE 18
## DAMAGES

Section 18.01 **Rent**. If this Lease and the Term shall terminate pursuant to the provisions of Article 16 hereof or by or under any summary proceeding or other action or proceeding, or if Landlord shall re-enter the Demised Premises pursuant to the provisions of Article 17 hereof or by or under any summary proceeding or other action or proceeding, then, in any of such events:

18.01.01    Tenant promptly shall pay to Landlord all Rent payable by Tenant to the date upon which this Lease and the Term shall have terminated or to the date of re-entry upon the Demised Premises by Landlord.

18.01.02    Tenant shall be liable immediately for and shall pay to Landlord as damages (on the dates when such Rent would have been due had this Lease not so terminated) all Rent which would have been payable by Tenant had this Lease not so terminated, or had Landlord not so re-entered the Premises, otherwise payable on the due dates therefor in equal monthly installments by Tenant on the days and in the amounts specified in this Lease for payment of Rent; provided, however, that if Landlord shall relet the Demised Premises pursuant to the provisions of Section 17.01 hereof for any part of such period, Landlord shall credit Tenant with the net rents received by Landlord from such reletting (such net rents to be determined by deducting from the gross rents, as and when actually received by Landlord, all of Landlord's expenses in

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connection with the termination of this Lease, re-entry upon the Demised Premises and such reletting, including, without limitation, all repossession costs, advertising costs, brokerage commissions, reasonable Professional Fees (incurred in the repossession of the Demised Premises, in the preparation of the Demised Premises or the reletting and in the negotiation of any and all new leases), alteration costs, fees and permit costs, costs of additional improvements to the Demised Premises and/or the Building made to relet all or any portion of the Demised Premises (whether or not made for any specific tenant), incurred expenses, the cost of any additional services provided to any replacement tenant, work letter costs and monetary or other concessions provided to any replacement tenant, and other expenses of preparing the Demised Premises for each and every successor tenant (and if necessary demolition work and the cost of removing at Landlord's election and storing or disposal of Tenant's furniture, fixtures, equipment, inventories, books and records for such reletting) (collectively, the "Reletting Costs").

18.01.03    Notwithstanding any other provision of this Lease to the contrary, Landlord may elect at any time after the termination of this Lease and the Term and be entitled to recover from Tenant (as and for liquidated damages) a lump sum amount equal to the product of (a) the sum of (i) the difference between (x) the Rent for the unexpired portion of the Term and (y) rent for the Demised Premises for the same period plus (ii) the aggregate amount of all Reletting Costs under the new leases or leases therefore multiplied by (b) the Discount Rate.  Landlord may elect to recover liquidated damages under this subsection 18.01.03 notwithstanding the fact that Landlord may already have received payment(s) pursuant to subsection 18.01.02 of this Lease; however, amounts recoverable under such subsections 18.01.02 and 18.01.03 shall not relate to the same period of time.

Section 18.02  **No Limitation.**  In no event shall Tenant be entitled to any rents collected or payable under any reletting of the Demised Premises, whether or not such rents shall exceed the Rent.  Nothing contained in this Lease shall be deemed to limit or preclude the recovery by Landlord from Tenant of the maximum amount allowed to be obtained as damages by any statute or rule of law, or of any sums or damages to which Landlord may be entitled, in addition to the damages set forth in this Lease.

Section 18.03  **Unamortized Sums.**  Notwithstanding any other provision of this Lease to the contrary, if this Lease is terminated on account of an Event of Default hereunder during the Term, then, in addition to all other liability of Tenant to Landlord, and remedies of Landlord, under this Lease and permitted by law, Tenant shall be obligated to pay to Landlord (i) an amount equal to the unamortized total dollar amount of any free rent concession and any tenant work allowance heretofore granted by Landlord to Tenant hereunder plus (ii) an amount equal to the unamortized portion of any brokerage commissions or fees paid and/or to be paid by Landlord in connection with this Lease.  All sums payable by Tenant to Landlord pursuant to this Section 18.03 shall be amortized on a straight-line basis over the Term and shall be and be deemed Additional Rent and shall be due and payable by Tenant within five (5) days after demand therefor by Landlord.

13407398v.3

Section 18.04 **Insurance Matters**. In the event of any losses which Landlord may sustain arising out of or by reason of Tenant's failure to provide and keep in force insurance as required pursuant to the provisions of Articles 7 and 9 hereof, Landlord's recovery shall not be limited to the amount of the premiums not paid or incurred by Tenant which would have been payable upon such insurance; but instead, Landlord shall be entitled to recover the uninsured amount of any loss as damages for such breach to the extent of any deficiency in the insurance coverage required by this Lease. Any damages so recovered from Tenant (less any expenses incurred by Landlord in the collection of the same) shall be applied by Landlord as though such proceeds were the proceeds of the insurance policies required to be maintained by Tenant hereunder and not in diminution of any other obligation of Tenant under this Lease.

Section 18.05 **Termination Costs**. If there shall be an Event of Default hereunder, then Tenant shall also be liable for reasonable Professional Fees and other expenses paid or incurred by Landlord, whether directly or indirectly, in (a) having any court determine that this Lease is terminated, (b) recovering possession of the Demised Premises, (c) appearing in any court, (d) being a party to any appeal(s) from any court's determination, or (e) any costs in connection with any arbitration, mediation or settlement with Tenant.

Section 18.06 **Other Costs**. All expenditures, obligations and/or sums paid by Landlord on behalf of Tenant or in connection with any default by Tenant in the performance or observance of any of the terms or provisions of this Lease, and all expenses, including, without limitation, reasonable Professional Fees, whether or not for the instituting, prosecuting or defending of any action, incurred by Landlord in connection with the foregoing, together with interest thereon at the Default Rate, computed from the date of Landlord's making each such payment or incurring each such cost and expense, shall constitute Additional Rent and shall be paid by Tenant within five (5) days after Landlord's demand therefor.

Section 18.07 **Waiver of Setoff and Counterclaim**. In any action or proceeding brought by Landlord against Tenant predicated on a default in the payment of Rent, Tenant shall not have the right to and shall not interpose any set-off or counterclaim of any kind whatsoever, other than a claim which would be legally barred for failure to raise as a counterclaim in such action or proceeding. If Tenant has any claim against Landlord (other than a mandatory counterclaim), Tenant shall be entitled only to raise such a claim in an independent action; and if such independent action is brought by Tenant, Tenant shall not be entitled to and shall not consolidate it with any pending action or proceeding brought by Landlord against Tenant for a default in the payment of Rent.

Section 18.08 **Late Charges**. If Tenant shall fail to make payment of Rent within ten (10) days after the date when such payment is due, Tenant shall pay to Landlord as a late charge and as Additional Rent, in addition to such payment of Rent, interest thereon at the Default Rate on the amount unpaid computed from the date such payment was due notwithstanding any cure period (e.g., with respect to Base Rent, from the first day of the calendar month in question, to and including the date of payment) until and including the date upon which such delinquent payment of Rent is actually received as cleared funds by Landlord. In addition, Tenant shall pay, as Additional Rent, a Late Charge each time any portion of Rent is not received when due. Notwithstanding the imposition of such interest payments and Late Charges, Tenant shall be in default under this Lease if any or all payments required to be made by Tenant hereunder are not

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made at the time herein stipulated, and neither the demand for, nor collection by Landlord of, such additional payment(s) shall be construed as a curing of such default on the part of Tenant. Landlord's receipt of such interest payments and Late Charges shall not be deemed a consent by Landlord to late payments, nor a waiver of Landlord's right to insist upon timely payments at any time, nor a waiver of any remedies to which Landlord is entitled as a result of any late payment of Rent, including but not limited to, remedies in respect of Multiple Defaults.

Section 18.09 **Interest Limitation**. The intention of Landlord and Tenant is to conform strictly to the usury laws, and whenever any provision herein provides for payment by Tenant to Landlord of interest at a rate in excess of the legal rate permitted to be charged to Tenant in the Governing Jurisdiction, such rate herein provided to be paid shall be and shall be deemed to be reduced to the maximum amount permitted by Applicable Law.

Section 18.10 **Persons Liable for Rent**. If, at any time, (a) Tenant shall be comprised of two or more Persons, (b) Tenant's obligations under this Lease shall have been guaranteed by any one or more Person(s), or (c) Tenant's interest in this Lease shall have been assigned to another Person, Tenant and each and every one of such Persons shall be jointly and severally liable for Tenant's obligations under this Lease. Any monies received by Landlord from or on behalf of Tenant during the pendency of any proceeding shall be paid and shall be deemed paid as compensation for the use and occupation of the Demised Premises, and the acceptance of any such compensation by Landlord shall not be deemed an acceptance of Rent or a waiver on the part of Landlord of any rights provided under the provisions of this Lease.

## ARTICLE 19
## NO WAIVER BY LANDLORD

Section 19.01 **Actions of Landlord**. The failure of Landlord to seek redress for breach or violation of, or to insist upon the strict performance of, any term, covenant or condition of this Lease on Tenant's part to be observed or performed shall not prevent a subsequent act or omission (which would have originally constituted a breach or violation of any such term, covenant or condition) from having all the force and effect of an original breach or violation. No provision of this Lease shall be or shall be deemed to have been waived by Landlord unless such waiver shall be set forth in writing by Landlord.

Section 19.02 **Receipt of Rent**. The receipt by Landlord of Rent with knowledge of the breach or violation by Tenant of any term, covenant or condition of this Lease on Tenant's part to be observed or performed shall not be deemed a waiver of such breach or violation. No payment by Tenant or receipt by Landlord of a lesser amount than the aggregate of all Rent payable hereunder shall be deemed to be other than on account of all such items of Rent then due, and no endorsement or statement on any check, no letter accompanying any check or other payment in any such lesser amount and no acceptance of any such check or other such payment by Landlord shall constitute an accord and satisfaction. Landlord may accept any such check or payment without prejudice to Landlord's right to recover the balance of Rent or to pursue any other legal remedy.

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# ARTICLE 20
## ELECTRICITY

Section 20.01 **Electricity**. Landlord shall provide electric current to Tenant at the Demised Premises sufficient to meet the Permitted Electrical Load in accordance with the provisions of this Article 20, subject to the other terms and conditions of this Lease.

Section 20.02 **Rent Inclusion**. Landlord agrees to provide electric current to the Demised Premises on a rent inclusion basis. Tenant agrees (a) that the Base Rent shall be increased by the ERIF which shall be payable by Tenant in advance on the first day of each month as provided in Section 2.05 hereof in monthly installments of One Thousand Eight and 26/100 Dollars ($1,008.26) to compensate Landlord for electrical wiring and other installations necessary for, and for its obtaining and making available to Tenant the redistribution of electric current as an additional service; and (b) that said amount, which shall be subject to periodic adjustments as hereinafter provided, has been partially based upon an estimate of Landlord's base energy assumption for the Demised Premises for ordinary lighting and light equipment and the operation of typical small business machines, including copying machines, personal computers and peripheral equipment such as printers, telephone switching equipment and facsimile transmission machines (such lighting, machines and equipment are hereinafter called "Ordinary Equipment") during ordinary business hours ("ordinary business hours" shall be deemed to mean 8:00 a.m. to 6:00 p.m. on business days. Any increase in Landlord's costs for electric current, any installation and use of equipment other than Ordinary Equipment and/or any connected load and/or any energy usage by Tenant in excess of the foregoing shall result in adjustment of the amount payable by Tenant for electric current in the reasonable determination of Landlord. Any such adjustment in the amount payable by Tenant for electric current shall be effective upon thirty (30) days written notice by Landlord to Tenant of such adjustment. In addition, in no event shall any such adjustment occur more than once in any calendar year.

Section 20.03 **Landlord Not Liable**. Landlord shall not in any way be liable or responsible to Tenant for any loss or damage or expense which Tenant may sustain or incur if either the quantity or character of electric service is changed or is no longer available or suitable for Tenant's requirements, unless due to Landlord's gross negligence or willful misconduct. Tenant's use of electric current in the Demised Premises shall not at any time exceed the Permitted Electrical Load. In order to insure that the Permitted Electrical Load is not exceeded and to avert any possible adverse effect upon the building's electric service, Tenant shall not, without Landlord's prior written consent in each instance, connect any fixtures, appliances or equipment (other than a reasonable amount of Ordinary Equipment using comparable electric current; it being understood, however, that Tenant shall be solely responsible for insuring that such Ordinary Equipment does not exceed the Permitted Electrical Load) to the building's electric distribution system nor make any alteration or addition to the electric system of the Demised Premises. Should Landlord grant such consent, all additional risers or other equipment required therefor shall be provided by Landlord, and the costs and expenses in connection therewith, including, without limitation, those for filing and supervision, shall be paid by Tenant within fifteen (15) days after Landlord's demand as Additional Rent, without set-off or deduction.

13407398v.3

Section 20.04 **Use of Electrical System**. Tenant's use of electric current in the Demised Premises shall not at any time exceed the capacity of any of the existing feeders, risers, wiring, electrical conductors and facilities in or otherwise serving the Demised Premises. Tenant shall not, without Landlord's prior written consent in each instance, connect any fixtures, appliances or equipment (other than a reasonable amount of Ordinary Equipment using comparable electric current) to the building's electric distribution system. If any taxes or charges are or shall be imposed upon Landlord or its agent in connection with the sale or resale of electrical energy, Tenant shall pay Tenant's Share of such taxes or charges upon demand, as Additional Rent, without set-off or deduction. Tenant shall at no time allow the connected electrical load for the Demised Premises exceed the Permitted Electrical Load. Tenant will comply at all times with all present and future general rules, regulations, terms and conditions applicable to service equipment, wiring and utility requirements in accordance with the regulations of the public utility company supplying electric current to the Building.

Section 20.05 **Intentionally Omitted**.

Section 20.06 **Discontinuance of Redistribution**. Landlord reserves the right to discontinue the redistribution of electric energy to Tenant at any time upon one hundred twenty (120) days' prior written notice and, from and after the effective date of any such termination, Landlord shall no longer be obligated to furnish electric energy to Tenant. If Landlord exercises such right of termination, this Lease shall remain unaffected thereby and shall continue in full force and effect and, thereafter, Tenant shall arrange to obtain electric service directly from the public utility company servicing the Building and the ERIF shall no longer be due and payable. Such electrical service shall be furnished to Tenant by means of the then existing Building system feeders, risers and wiring to the extent that the same are available, suitable and safe for such purposes (taking into consideration the needs of other tenants in the Building and the need to supply electric energy to the Common Areas of the Building and being maintained in a reasonable condition by Landlord), which shall be determined by Landlord and, in the event Landlord deems it necessary, an electrical engineer designated and paid for by Landlord may be employed to assist Landlord in making the aforesaid determination. All new or existing meters, additional panel boards, feeders, risers, wiring and other conductors or equipment which may be required or utilized by Tenant to obtain electric energy directly from such public utility company shall be installed and maintained by a licensed electrician, selected by Landlord and paid for by Landlord (except that any required as a result of the particular demands of Tenant in excess of the Permitted Electrical Load shall be paid for by Tenant). Any and all installations made pursuant to the foregoing shall be and at all times remain the property of Landlord. If Landlord shall not furnish electric current to Tenant, it shall not be liable to Tenant therefor and the same shall not be deemed to be a lessening or diminution of services within the meaning of any law, rule or regulation now or hereafter enacted, promulgated or issued, provided Landlord has provided Building system feeders, risers and wiring suitable for at least the Permitted Electrical Load.

Section 20.07 **Submetering**. In the event that it is or becomes legally and otherwise permissible to do so, Landlord, at its sole option, may permit or require the submetering of electric service to the Demised Premises. All costs incurred in connection with such submetering including, without limitation, the purchase, installation and maintenance of all required components, shall be borne by Landlord if done at Landlord's request and by Tenant if

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done at Tenant's request. Any and all installations made pursuant to the foregoing shall be and at all times remain the property of Landlord. Commencing with the date upon which Landlord elects to redistribute electric energy to the Demised Premises on a submetered basis and the prior method of redistribution is discontinued, Tenant shall pay to Landlord, as Additional Rent, such amounts for electricity as shown on such meters and billed therefor by Landlord from time to time.

Section 20.08 **Alteration to Electric System**. Tenant shall make no alterations or additions to the electrical distribution system, equipment and/or appliances in the Demised Premises without obtaining the prior consent of Landlord in each instance. In the event that Tenant shall require electrical energy for use in the Demised Premises in excess of the quantity to be initially furnished as herein provided and if, in Landlord's reasonable judgment, such excess requirements cannot be furnished unless additional risers, conduits, feeders, wires, switchboards and/or appurtenances are installed in the Building, Landlord, upon request by Tenant, will proceed with reasonable diligence to install such additional risers, conduits, feeders, wires, switchboards and/or appurtenances (provided the same and the use thereof shall not (i) cause permanent damage or injury to the Building or the Demised Premises, (ii) cause or create a dangerous or hazardous condition, (iii) entail excessive or unreasonable alterations or repairs, (iv) interfere with or disturb other tenants or occupants of the Building or (v) unreasonably impair or curtail the capacity of Landlord to service the utility needs of the Building or of other tenants in the Building). Tenant shall pay, upon demand by Landlord, as Additional Rent, all actual costs and expenses incurred by Landlord in connection with such installation. Any and all installations made for Tenant pursuant to this Section 20.08 shall be and at all times remain the property of Landlord.

Section 20.09 **Lamps, etc**. If Tenant requires lamps, bulbs, starters and ballasts to be used in the Demised Premises and requests the same from Landlord, Landlord shall install the foregoing and Tenant shall pay for the reasonable cost and installation thereof as Additional Rent within fifteen (15) days after demand therefor.

## ARTICLE 21
## REAL ESTATE TAXES

Section 21.01 **Tenant's Tax Payment**. For each Tax Year or a portion thereof occurring within the Term or any renewal or extension thereof, or any period of retention of possession by Tenant as a holdover or otherwise, in which the total amount of Real Estate Taxes shall exceed the Real Estate Taxes levied, imposed or assessed for the Real Estate Tax Base Year, Tenant shall pay to Landlord, as Additional Rent, an amount equal to the product obtained by multiplying the total amount of such excess by Tenant's Share ("Tenant's Tax Payment"). Such payments shall be made in accordance with Section 21.02 hereof. Landlord represents that the Building is fully assessed and there are no current abatements appurtenant thereto.

Section 21.02 **Tax Statement**. At or after the commencement of the Tax Year immediately succeeding the Real Estate Tax Base Year, and for each subsequent Tax Year occurring within the Term or any renewal or extension thereof, or any period of retention of possession by Tenant as a holdover or otherwise, Landlord shall render to Tenant a statement (a "Tax Statement") showing a comparison of the Real Estate Taxes for the Real Estate Tax Base

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Year and for the Tax Year which is the subject of the Tax Statement and setting forth the amount, if any, of Tenant's Tax Payment. Landlord shall endeavor to submit a Tax Statement to Tenant within thirty (30) days of the commencement of the Tax Year which is the subject of such Tax Statement; provided, however, nothing contained herein shall be deemed or construed to release or relieve Tenant of its obligation to pay monthly Tenant's Share of any increase in Real Estate Taxes should Landlord fail to submit a Tax Statement within such period. Tenant's Tax Payment as set forth on each Tax Statement shall be paid in full within twenty (20) days after Tenant's receipt of each such Tax Statement.

Section 21.03 **Adjusted Tax Statement**. The amount of Real Estate Taxes payable for the Real Estate Tax Base Year and for subsequent Tax Years occurring within the Term or any renewal or extension thereof, or any period of retention of possession by Tenant as a holdover or otherwise, shall be the amount thereof as is finally determined (by legal proceedings or otherwise) to be payable by Landlord. Notwithstanding the foregoing, Tenant shall be obligated to pay Tenant's Tax Payment as set forth on each Tax Statement, and any adjustment for a reduction in Real Estate Taxes shall be made after rendition of the Adjusted Tax Statement, as such term is hereinafter defined. If, (a) by virtue of any initial determination of Real Estate Taxes as shown in a Tax Statement, Tenant's Tax Payment shall be different than the amount that Tenant had been paying or (b) if by virtue of any adjustment in Real Estate Taxes as finally determined to be payable by Landlord, Tenant's Tax Payment shall be different than that which would have been payable by Tenant had the adjusted amount for the Real Estate Tax Base Year and/or subsequent Tax Year been utilized in the preparation of the Tax Statement and computation of Tenant's Tax Payment, then, after rendition by Landlord to Tenant of such a statement (an "Adjusted Tax Statement") setting forth the amount of such underpayment or overpayment or after the delivery of a Tax Statement: (a) in the case of an underpayment, Tenant, within twenty (20) days after Landlord's delivery of such Adjusted Tax Statement, shall pay to Landlord an amount equal to such underpayment, or (b) in the case of an overpayment, Landlord, provided Tenant is not then in default under any of the terms, covenants or conditions of this Lease, shall credit an amount equal to such overpayment against the monthly installment(s) of Rent next becoming due. Tenant's Share of expenditures for reasonable Professional Fees and other expenses necessary to obtain a reduction in the total amount of Real Estate Taxes payable by Landlord shall be charged against and added to the amount of Real Estate Taxes payable by Tenant. If Landlord shall commence legal or other proceedings to obtain a reduction in Real Estate Taxes for the Real Estate Tax Base Year or for any Tax Year, Tenant shall continue to pay the entire Tenant's Tax Payment as set forth on the applicable Tax Statement, and any adjustment will be made after the final determination of the amount of Real Estate Taxes. Nothing herein contained shall obligate Landlord to make application for, or otherwise commence legal or other proceedings to obtain, a reduction of Real Estate Taxes.

Section 21.04 **Apportionment of Real Estate Taxes**. Any payment due under this Article 21, for any period occurring within the Term or any renewal or extension hereof, or any period of retention of possession by Tenant as a holdover or otherwise, for less than a full Tax Year occurring at the commencement or expiration of the Term shall be apportioned so that Tenant shall pay only that portion thereof which corresponds with Tenant's period of occupancy in the Demised Premises.

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Section 21.05 **No Decrease in Rent**. Notwithstanding the foregoing provisions of this Article 21, in no event shall (a) any adjustment in Tenant's Tax Payment result in a decrease in the total amount of the Base Rent payable under this Lease or (b) any such adjustment be chargeable against any other item of Additional Rent. There is no adjustment, credit or payment to Tenant to the extent the Real Estate Taxes in subsequent years fall below the Real Estate Taxes for the Real Estate Tax Base Year.

Section 21.06 **Change of Tax Year**. The Tax Year is based on the currently utilized fiscal year of the City of New York for the computation of Real Estate Taxes. In the event the City of New York shall substitute a different period for the computation of Real Estate Taxes, Landlord shall have the right to adopt such substituted period for the purposes of this Article 21 and, if Landlord so elects, Tenant shall promptly execute an agreement deemed necessary and appropriate by Landlord to modify this Article 21 and the definition of "Tax Year" to accurately reflect and incorporate such change into the provisions hereof.


**ARTICLE 22**
**OPERATING EXPENSES**


Section 22.01 **Relevant Terms**. In the determination of any increase in the annual Base Rent under the provisions of this Article, Landlord and Tenant agree as follows:

22.01.01    The term "Operating Expense Escalation Year" shall mean each calendar year wholly or partly within the Term of this Lease, or any renewal or extension thereof, or any period of retention of possession by Tenant as a holdover or otherwise.

22.01.02    The term "Operating Expenses" shall mean the aggregate cost and expense incurred by Landlord on an accrual basis in the operation, maintenance and management of the Building in the applicable Operating Expense Escalation Year which is properly allocable, in accordance with generally accepted accounting principles, consistently applied, to such operation, maintenance and management of the Building, including, without limitation: (i) the cost and expense of the following: cost of insurance including, but not limited to, general liability insurance (including, without limitation, umbrella coverage and the costs of financing any premium installment or the deductible or paying any premium in installments or the deductible) covering bodily injury, personal injury including death, property damage and public liability, automobile insurance, terrorism insurance, sign insurance, fire and extended coverage insurance with vandalism, malicious mischief and special extended coverage in an amount equal to the actual replacement cost of the Building and all betterments and improvements installed therein (other than those to be insured by the tenants pursuant to the provisions of their respective leases) and rental insurance in such amounts as Landlord shall determine and any other insurance carried by Landlord for the Building in limits and companies selected by Landlord; (ii) actual salaries, wages, medical, surgical and general welfare benefits (including group insurance and retirement benefits) and any union benefits for employees of Landlord or any contractor of Landlord to the extent engaged in the cleaning, operation, maintenance or management of the Building for which Landlord is responsible to pay, and payroll taxes and worker's compensation insurance premiums relating

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thereto; (iii) gas, steam, fuel oil or other fuel, electricity to Common Area and space not leased to other tenants and utility taxes thereon; (iv) rubbish removal; (v) capital improvements made in lieu of repairs, repainting or redecorating to the Building (provided same are amortized over the useful life thereof in accordance with generally accepted accounting principles); (vi) building supplies, tools and non-capital items, equipment, uniforms and cleaning thereof; (vii) snow removal; (viii) window cleaning; (ix) customary management fees (whether or not paid to any person, firm or corporation having an interest in or under common ownership with Landlord or any of the persons, firms or corporations comprising Landlord) not to exceed, on an annual basis, five percent (5%) of the rent roll of the Building; (x) the cost of repair, painting, maintenance and replacement of all walls, facades, roofs, ceilings and plate glass doors and windows, structural and foundation portions, which are not the obligation of any tenant under its respective lease to repair, maintain or replace; (xi) intentionally omitted; (xii) cost of refurbishing and improving the Common Area; (xiii) cost of repair and replacement of equipment servicing the Building; (xiv) repair, maintenance, improvement and replacement of lighting of the Common Area; (xv) cost of pest extermination services for the Building; (xvi) intentionally omitted; (xvii) depreciation of capital cost of any machinery, equipment used in connection with the operation and maintenance of the Building provided, however, that any sales proceeds from the sale of such machinery, equipment or vehicles shall be applied to reduce Operating Expenses; (xviii) the fair rental value of Landlord's building office, if any, and other premises in the Building to the extent utilized by the personnel of Landlord or Landlord's Managing Agent or Landlord's Leasing Agent in connection with the repair, operation, management, maintenance and improvement of the Building to the extent such building office is not materially different in size from similar offices of other landlords in the Building Neighborhood; (xix) repair, maintenance and/or replacement of public or private sewer connections, utility lines, sanitary and storm sewer lines; (xx) security costs; (xxi) intentionally omitted; (xxii) intentionally omitted; (xxiii) dues for membership in civic and neighborhood associations, (xxiv) the cost of service contracts with independent contractors for any of the foregoing (including, but not limited to, elevator and air conditioning maintenance); (xxv) reasonable Professional Fees; and (xxvi) all other costs and expenses incurred in connection with the operation, maintenance and management of the Building, but excluding, nevertheless, the cost and expense of the following: (i) leasing brokerage commissions; (ii) executives' salaries above the grade of building manager and superintendent, and salaries of Landlord's employees or those of its affiliates not principally engaged in performing services at the building, and any so-called "fringe benefits" for them; (iii) any item for which Landlord is compensated through proceeds of insurance; (iv) Real Estate Taxes and franchise, income, inheritance and other taxes based upon the income of Landlord; (v) any expenditure made exclusively for the benefit of a specific tenant of the Building or reimbursed to Landlord by such a tenant; (vi) marketing and advertising expenses, including appraisal fees in determining fair market value of space in the Building; (vii) the cost of capital improvements made in and to the Building, sidewalks or Building systems (except capital improvements made in lieu of repairs); (viii) ground rent; (ix) mortgage and mezzanine and any other loan debt service; (x) depreciation and amortization in respect of the Building; (xi) payments to take over leases; (xii) expenses of abatement, remediation or removal of Hazardous

53

Material; (xiii) costs incurred in financing or refinancing the property or a sale of all or any portion of the Building (including air rights, theater development rights, easements, etc.); (xiv) fines or penalties payable by Landlord; (xv) costs to operate Landlord entity; (xvi) Professional Fees incurred in connection with leasing space in the Building, disputes with tenants or other matters not related to the general operation of the Building; (xvii) the cost of any judgment, settlement or arbitration award resulting from any liability of Landlord and all expenses incurred in connection therewith; (xviii) expenditures for repairing and/or replacing any defect in any work required to be performed by Landlord pursuant to the provisions of any lease; (xix) costs and expenses incurred by Landlord in connection with any obligations of Landlord to indemnify any Building tenant (including, without limitation, Tenant) pursuant to its lease or otherwise; (xx) costs incurred by Landlord that result from a breach by Landlord or a tenant of the Building of a lease; (xxi) costs and expenses incurred in relocating tenants in and out of the Building, including without limitation lease takeover costs incurred by Landlord in connection with the entering into of leases and costs incurred by Landlord to relocate tenants in order to consummate a specific lease or to accommodate a specific tenant's request; and (xxii) costs of all replacements or repairs to all or any portion of the Building necessitated by fire or other casualty.

22.01.03    The term "Landlord's Statement" shall mean a detailed statement prepared by Landlord or Landlord's Managing Agent, containing a computation of any increase in the Base Rent for the preceding Operating Expense Escalation Year pursuant to the provision of this Article.

Section 22.02 **Increases in Base Rent**. If Operating Expenses in any Operating Expense Escalation Year shall be more than the Base Operating Expense Amount, the Base Rent payable hereunder for shall be increased by a sum equal to Tenant's Share of any increase in Operating Expenses for the Operating Expense Escalation Year in question over the Base Operating Expense Amount.

Section 22.03 **Landlord's Statement**.   Subject to the provisions of Section 22.04, Landlord shall render to Tenant a Landlord's Statement with respect to each Operating Expense Escalation Year.   Within ten (10) business days following the rendition to Tenant of each Landlord's Statement which shows an increase in the Base Rent payable hereunder for any Operating Expense Escalation Year, Tenant shall pay to Landlord Tenant's Share of such increase.   Landlord's failure to render a Landlord's Statement with respect to any Operating Expense Escalation Year shall not prejudice Landlord's right to render a Landlord's Statement with respect to any subsequent Operating Expense Escalation Year.   The obligations of Tenant under the provisions of this Article, as to any Landlord's Statements rendered to Tenant during the term of this Lease or reconciliations under Section 22.05 for the final Operating Expense Escalation Year of the term of this Lease, shall survive the expiration or any sooner termination of the Term of this Lease for a period of five (5) years.

Section 22.04 **Rent Increases for Estimated Operating Expense Escalations**.  On the first day of each month during the Term hereof, beginning in and for the calendar month of January 2012, Tenant shall pay to Landlord, on account of the potential increase in the Base Rent for the then-current Operating Expense Escalation Year, Additional Rent in a sum equal to one-

54

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twelfth (1/12th) of the estimated increase (as reasonably determined by Landlord, over same for the preceding calendar year) in the Base Rent based upon Landlord's estimate of the amount by which the Operating Expenses for the then-current Operating Expense Escalation Year are anticipated to exceed the Base Operating Expense Amount. Such sum shall be added to each monthly installment of the Base Rent and shall be collectible by Landlord in the same manner as the Base Rent.

Section 22.05 **Reconciliation of Estimated Increases**. Following the rendition of each Landlord's estimate of increases in Operating Expenses as set forth in Section 22.04 above, a reconciliation shall be made as follows: Tenant shall be debited with any increase in the Base Rent shown on the Landlord's Statement for the Operating Expense Escalation Year in question and credited with the aggregate amount, if any, paid by Tenant in accordance with the provisions of Section 22.04 of this Article on account of the potential increase in the Base Rent for such Operating Expense Escalation Year, and Tenant shall pay any net debit balance to Landlord within ten (10) business days next following rendition by Landlord, in accordance with the provisions of this Lease, of an invoice for such net debit balance. Any net credit balance shall be applied against the next accruing monthly installment(s) of the Base Rent payable by Tenant pursuant to Section 22.04 above, or paid to Tenant if the Term of this lease shall have expired or terminated.

Section 22.06 **Landlord's Maintenance of Records**. Landlord shall keep, at the general office of Landlord or its managing agent, full and complete books of account and records with respect to all Operating Expenses during the Term of this Lease, or any extension or renewal thereof, and shall retain such books and records for at least three (3) years from the end of the Operating Expense Escalation Year to which they are applicable, or, if any controversy should arise between the parties thereto regarding the rent payable hereunder, until such controversy is terminated even though such retention period may be after the expiration of the Term of, or earlier termination of, this Lease. Such books and records shall at all reasonable times during the aforesaid retention period be open to the inspection of Tenant or its duly authorized representatives, who shall have reasonable access to such books and records and the right to require of Landlord such information or explanation with respect to such books and records as may be necessary for examination thereof.

Section 22.07 **Conclusiveness of Landlord's Statement**. Every Landlord's Statement given by Landlord pursuant to this Article shall be conclusive and binding upon Tenant unless, within three hundred sixty (360) days after receipt of such Statement, Tenant shall notify Landlord, in writing, and in the manner required in this Lease, that Tenant disputes the correctness of such Statement, and pending the determination of such dispute, Tenant shall pay such Additional Rent in accordance with Landlord's Statement, and such payment or acceptance shall be without prejudice to Tenant's position.

## ARTICLE 23
## LANDLORD'S SERVICES

Section 23.01 **Certain Services**. As long as this Lease is in full force and effect, Landlord shall provide:

23.01.01 **Elevator Services**. Necessary passenger elevator facilities twenty-four (24) hours per day, at no cost, and freight elevator facilities on business days from 8 a.m. to 5 p.m., at no cost (but only for the movement of Tenant's day-to-day normal operating supplies) and freight elevator facilities on business days from 5 p.m. to 8 a.m. and all day on days other than business days (minimum four hours of service following 48-hours' advance written notice) for the movement of Tenant's construction materials and supplies, furniture, fixtures and equipment at Tenant's expense in accordance with Landlord's standard charge for such service (which may be changed from time to time during the Term in Landlord's discretion). Tenant shall provide notice to Landlord of its request for such additional elevator service by no later than 3:00 PM one (1) full business day prior to the date such additional service is required;

23.01.02 **Water**. Water for ordinary kitchen and lavatory purposes, at no cost, but if Tenant uses or consumes water for any other purposes or in unusual quantities (of which fact Landlord shall be the sole judge), Landlord may install a water meter at Tenant's expense which Tenant shall thereafter maintain at Tenant's expense in good working order and repair and Tenant shall pay for water consumed as shown on said meter as Additional Rent as and when bills are rendered therefor at Landlord's standard charge for such service (which may be changed from time to time during the Term in Landlord's discretion). If a water meter is so installed, Tenant shall pay its proportionate share of the sewer rent and all other rents and charges which are now or hereafter imposed or may become a lien on the Demised Premises or the Building as a result of such installation;

23.01.03 **HVAC**. Heating, ventilation and air conditioning on business days from 8 a.m. to 6 p.m., at no cost (Landlord shall be the sole judge of choosing between heating, ventilation or air conditioning based upon seasonal requirements); and

23.01.04 **Cleaning Services**. Cleaning service for the Demised Premises, in accordance with **Exhibit C** on business days at no cost provided that the Demised Premises are kept in order by Tenant as required herein. If, however, it is subsequently agreed between Landlord and Tenant that the Demised Premises are to be cleaned by Tenant or if Tenant shall elect to secure additional cleaning services for the Demised Premises: (a) the same shall be done at Tenant's sole expense and in a manner satisfactory to Landlord and (b) no one other than Persons approved by Landlord shall be permitted to enter the Demised Premises or the Building for such purpose (Landlord hereby reserving the exclusive right to approve all cleaning contractors selected by Tenant, whether or not the same are in lieu of Landlord's cleaning contractors or are in addition thereto, and to terminate any of Tenant's cleaning contracts at any time upon thirty (30) days' prior written notice).

Section 23.02 **Extra HVAC**. If Tenant requires heating, ventilation or air conditioning/ cooling for extended hours or on days other than business days, Landlord will furnish the same at Tenant's expense and shall be Additional Rent (at Landlord's standard charge for such service, which may be changed from time to time during the Term in Landlord's discretion), provided Tenant has given Landlord advance written notice thereof prior to 3:00 p.m. (EST) one full business day prior to the date such extended service is required. However, and in addition to any

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remedies which Landlord may have under this Lease, if Tenant shall default in the payment of any Additional Rent payable pursuant to this Article 23 in respect of additional or overtime services provided by Landlord, for so long as such default remains uncured, Landlord shall not be obligated to furnish Tenant any further additional or overtime services.

Section 23.03 **Access for Cleaning**. Landlord's cleaning contractors shall have access to the Demised Premises, and the use of Tenant's light, power and water therein at Tenant's expense, at all times, except that such right of access shall not be exercised in a manner which would unreasonably interfere with the operation of Tenant's Business. If Tenant shall not provide access to the Demised Premises at a time when cleaning services are made available, Landlord and/or its cleaning contractors shall be under no obligation to provide cleaning service of any type or nature at such time or during such period(s).

Section 23.04 **Extra Cleaning Services**. Within ten (10) business days after Landlord's demand therefor, Tenant shall pay Landlord's then reasonably established charges for: (a) cleaning work in the Demised Premises or the Building required because of (i) misuse or neglect on the part of Tenant or any one or more of Tenant's Persons, (ii) use of portions of the Demised Premises for the storage, preparation, service or consumption of food or beverages (other than pantries), reproduction, data processing or computer operations, private lavatories/toilets or other special purposes requiring greater or more difficult cleaning work than office areas, (iii) interior glass surfaces (except the interior side of the Building's exterior windows) or (iv) increases in frequency or scope in any of the items of cleaning service requested by Tenant; (b) removal from the Demised Premises and the Building of (i) refuse and rubbish as shall exceed that normally accumulated in the daily routine of ordinary business office occupancy (of which fact Landlord shall be the sole judge) and (ii) all of the refuse and rubbish of any eating facilities requiring special handling; and (c) cleaning work in the Demised Premises or the Building occasioned by Tenant's after-hours use thereof.

Section 23.05 **No Liability Regarding Services**. Landlord shall not be liable for any damages, nor shall Landlord be deemed to have constructively evicted Tenant, nor shall there be any abatement of Rent, nor shall Tenant be relieved from performance of any covenant on its part to be performed hereunder by reason of (a) failure by Landlord to furnish any services due to unavoidable delays, (b) breakdown of equipment or machinery utilized in supplying any service, (c) cessation of any Building service due to causes or circumstances beyond the boundaries of the Building or (d) Force Majeure. Landlord shall use reasonable diligence, consistent with customary industry practice, to make such repairs as may be required to machinery or equipment within the Building to provide restoration of any service required hereunder and, where the cessation or interruption of such service has occurred due to circumstances or conditions beyond the Building's boundaries, to cause the same to be restored by diligent application or request to the provider.

## ARTICLE 24
## INABILITY TO PERFORM

Section 24.01 **Performance of Obligations**. This Lease and the obligation of Tenant to pay Rent and to perform all of its other covenants and agreements hereunder shall not be affected, impaired or excused, nor shall Landlord have any responsibility or liability to Tenant if

13407398v.3

Landlord is unable to fulfill any of its obligations under this Lease or to supply (or is delayed in supplying) any service expressly or impliedly to be supplied hereunder or to make (or is delayed in making) any repair or alteration, by reason of Force Majeure.

Section 24.02 **Extraordinary Effort**. Landlord shall be under no obligation to employ overtime labor or to employ extraordinary or commercially unreasonable or costly efforts or methods in order to satisfy any of Landlord's obligations under this Lease.

Section 24.03 **Failure to Give Possession**. If Landlord is unable to give possession of the Demised Premises to Tenant on the Commencement Date because of the holding-over or retention of possession by any tenant, undertenant or occupant, or for any other reason, Landlord shall not be subject to any liability therefor and the validity of this Lease shall not be impaired under such circumstances, nor shall the same be construed to extend the Term, but Rent shall be abated as hereinafter provided in this Section 24.03 (provided Tenant is not responsible for the inability to obtain possession). Notwithstanding anything to the contrary contained in this Section 24.03, if the Commencement Date does not occur on October 1, 2011 for any reason other than because of a delay caused by Tenant or any Tenant Person, then the Rent Commencement Date shall be extended one (1) day for each day of such delay beyond October 1, 2011, which extension shall be Tenant's sole remedy for such occurrence and Landlord shall not be subject to any other liability in respect thereof. If permission is given to Tenant to enter into possession of the Demised Premises or to occupy premises other than the Demised Premises prior to the Commencement Date, such occupancy shall be and shall be deemed to be under all the terms, covenants, conditions and provisions of this Lease. The provisions of this Article 24 are intended to constitute "an express provision to the contrary" within the meaning of Section 223-a of the New York Real Property Law.

Section 24.04 **No Diminution of Tenant's Obligation**. No one or more of (a) the performance by Landlord or others of any repairs or alterations in or to the Building or the Demised Premises, nor (b) the failure of Landlord or others to make any such repairs or Alterations, nor (c) the failure of Tenant to make alterations, nor (d) any damage to the Building or the Demised Premises or the loss of or damage to the property of Tenant by theft, vandalism or otherwise, or any injury to any Persons or property resulting from any cause whatsoever, nor (e) any damage caused by other tenants or Persons in, upon or about the Building or the Demised Premises or caused by operations in construction of any private, public or quasi-public work, nor (f) any latent defect in the Demised Premises, nor (g) any temporary or permanent closing, darkening or bricking up of any windows of the Demised Premises for any reason whatsoever including, without limitation, the erection or alteration of any building on adjoining property nor (h) the scaffolding of areas of and/or adjacent to the Building, nor (i) any inconvenience or annoyance to Tenant as a result of the occurrences referred to in the foregoing items (a) through (h) shall constitute an actual or constructive eviction, in whole or in part, entitle Tenant to any abatement or diminution of Rent, relieve Tenant from any of its obligations under this Lease or impose any liability upon Landlord.

Section 24.05 **No Representations of Landlord**. Landlord makes no representation, guaranty or warranty that the communications or security systems, devices or procedures of the Building will be effective to prevent injury to Tenant (or to any other Person) or damage to, or loss (by theft or otherwise) of, any of the property of Tenant (or of any other Person), and

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Landlord reserves the right to discontinue or modify, at any time, such communications or security systems or procedures without liability to Tenant. Tenant acknowledges that safety, and security devices, services and programs provided by Landlord, if any, while intended to deter crime and ensure safety, may not in given instances prevent theft or other criminal acts, or ensure safety of Persons or property. The risk that any safety or security device, service or program may not be effective, or may malfunction, or be circumvented by a criminal, is assumed by Tenant with respect to Tenant's property and interests, and Tenant shall obtain all necessary insurance coverage, as may be further described in Article 9 hereof, including coverage against losses resulting from criminal acts. Tenant shall cooperate in any reasonable safety or security program developed by Landlord or as required by Applicable Law.

## ARTICLE 25
## INDEMNIFICATION

Section 25.01 **Tenant's Indemnification**. Tenant shall indemnify and hold each and every one of Landlord and Landlord Indemnitees harmless from and against all claims, losses, costs, expenses, liabilities, statutory or otherwise, obligations, penalties, suits, demands, judgments, fines and damages, including, without limitation, reasonable Professional Fees which may be imposed upon, incurred by or asserted against any one or more of Landlord's Indemnitees in connection with or arising from (a) any default by Tenant in the observance or performance of any of the terms, covenants or conditions of this Lease by Tenant, (b) Tenant's use or occupancy, of the Demised Premises, (c) any negligence or willful misconduct of Tenant or any Tenant or any Persons claiming through or under Tenant or any one or more of Tenant's Person(s) including, without limitation, Persons in the making or performing of any Alterations or other work of or for Tenant or (d) anything occurring within the Demised Premises unless caused exclusively and directly by the gross negligence or willful misconduct of Landlord.

Section 25.02 **Defense of Litigation**. If any action or proceeding shall be brought against Landlord or any one or more of Landlord's Indemnitees based upon any of the matters described in Section 25.01 hereof, Tenant, upon notice from Landlord, shall cause such action or proceeding to be defended at Tenant's expense by counsel acting for Tenant's insurance carriers in connection with such defense or by other counsel satisfactory to Landlord.

## ARTICLE 26
## LANDLORD'S LIABILITY

Section 26.01 **Limitation on Enforcement**. Tenant shall look solely to the estate and interest of Landlord in the Building for the collection of any judgment recovered against Landlord based upon the breach by Landlord of any of the terms, covenants and conditions of this Lease on the part of Landlord to be performed, and no other property or assets of Landlord or any other Landlord Indemnitee shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant's remedies under or with respect to this Lease, the relationship between Landlord and Tenant hereunder or Tenant's use and occupancy of the Demised Premises. Other than Landlord, no other Landlord Indemnitee shall be liable for the performance of Landlord's obligations under this Lease.

Section 26.02 **Conveyance by Landlord**. In the event Landlord shall convey, transfer or otherwise dispose of its interest in the Demised Premises or in this Lease, all liabilities and obligations on the part of Landlord shall terminate upon such conveyance or disposal, and thereupon all such liabilities and obligations shall be binding upon any such transferee so long as Landlord transfers to such transferee any Letter of Credit for the Security provided same is transferrable without cost or expense to the Landlord or such transferee. Upon any such transfer, the transferee shall become "Landlord" hereunder and, by accepting such interest, the transferee shall be deemed to have assumed such obligations.

## ARTICLE 27
## SUBORDINATION

Section 27.01 **Subordination of Lease**. This Lease and all rights of Tenant hereunder are, and shall remain, subject and subordinate in all respects to any existing, and shall become subject and subordinate to any and all future, mortgage(s) and Superior Leases including ground or underlying lease(s) affecting the Building and/or the Demised Premises, and to all renewals, modifications, consolidations, replacements and extensions thereof. The provisions of this Section 27.01 relating to subordination shall be self-operative and no further instrument of subordination shall be required. Nonetheless, Landlord would suffer significant irreparable harm if Tenant did not confirm such subordination upon the request of Landlord. Accordingly, in confirmation of such subordination, Tenant shall execute and deliver within ten (10) days of written request that any commercially reasonable certificate or other instrument which Landlord or any mortgagee or ground or underlying lessee may request. Tenant hereby irrevocably constitutes and appoints Landlord and all such mortgagees and lessees, acting jointly or severally, as Tenant's agents and attorneys-in-fact to execute any such certificate or other instrument confirming subordination for or on behalf of Tenant, if Tenant fails to execute and deliver any such certificate or instrument within ten (10) days of written request therefor.

Section 27.02 **Mortgagee Assurances**. At the request of Landlord, Tenant shall execute and deliver promptly any instrument requested by Landlord for the benefit of any mortgagee in which Tenant shall covenant with such mortgagee that Tenant shall not (a) enter into any agreement to cancel or modify this Lease without the prior approval of such mortgagee and/or (b) take any action or institute any proceeding against Landlord to cancel or modify this Lease without giving to such mortgagee at least thirty (30) days' prior notice of such action or proceeding, except that such instrument shall not apply to any modifications of this Lease herein contemplated, and any such instrument may so state.

Section 27.03 **Estoppel Certificates**. At any time and from time to time upon not less than five (5) days' prior request from Landlord, Tenant shall execute, acknowledge and deliver a statement certifying: (a) that this Lease is unmodified and in full force and effect or, if modified, stating the date of and nature of each such modification and certifying that this Lease, as so modified, is in full force and effect (or specifying the ground for claiming that this Lease is not in force and effect); (b) the date to which Rent has been paid; (c) the amount of any Security; (d) that Tenant is in possession of the Demised Premises; (e) that Tenant is paying Rent on a current basis with no offsets, defenses or claims, or specifying the nature and circumstances of any uncured defaults if any are claimed; (f) that, to Tenant's actual knowledge, there are no uncured defaults on the part of Landlord or Tenant, or specifying the same if any are claimed; and (g)

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such other matters as Landlord may reasonably request, or as may be reasonably requested by Landlord's Lender, insurance carriers, auditors and purchasers (and including a comparable certification statement from any subtenant respecting its sublease). Any such statement may be relied upon by any of such parties. If Tenant shall fail to execute and return such statement within the time required herein, Tenant shall be deemed to have agreed with the matters set forth therein and Landlord, acting, in good faith, shall be authorized as Tenant's agent and attorney-in-fact to execute such statement on behalf of Tenant (which shall not be in limitation of Landlord's other remedies hereunder). Upon not less than thirty (30) days prior request from Tenant, which request may only be made twice per year, Landlord shall execute, acknowledge and deliver a statement certifying (a) that this Lease is unmodified and in full force and effect or, if modified, stating the date of and nature of each such modification and certifying that this Lease, as so modified, is in full force and effect (or specifying the ground for claiming that the Lease is not in full force and effect); (b) the date to which Rent has been paid; (c) the amount of any Security, if any; (d) that, to Landlord's actual knowledge, there are no uncured defaults on the part of Landlord or Tenant, or specifying the same if any are claimed.

## ARTICLE 28
## SURRENDER OF THE DEMISED PREMISES

Section 28.01 **Surrender**. On the Expiration Date, Tenant shall surrender and deliver the Demised Premises into the possession and use of Landlord without delay and in good order, condition and repair, reasonable wear and tear, and damage and other casualty (to the extent not required to be repaired by Tenant hereunder) excepted, and free and clear of all liens and encumbrances created, or suffered to be created, by Tenant.

Section 28.02 **Removal of Installations**. All fixtures, paneling, partitions, railings and like installations, installed in the Demised Premises at any time either by Tenant or by Landlord on Tenant's behalf, shall remain upon and be surrendered with the Demised Premises on the Expiration Date unless Landlord, by notice delivered to Tenant not later than sixty (60) days prior to the Expiration Date, elects to relinquish Landlord's right thereto and to have them removed by Tenant, in which event the same shall be removed from the Demised Premises by Tenant, at Tenant's expense, prior to the Expiration Date. Tenant shall not have claim to any benefit, any increase in rental value or any reimbursement for its costs relating to any Alterations upon the surrender of the Demised Premises on the Expiration Date.

Section 28.03 **Removal of Furnishings**. Where furnished by or at the expense of Tenant or its subtenant(s), items of furniture, trade fixtures and business equipment (not constituting part of the Demised Premises or the Building) shall be removed by Tenant from the Demised Premises at or prior to the Expiration Date, provided, however, that the removal thereof shall not cause any damage to any portion of the Demised Premises or the Building. Landlord's cost of repairing such damage, if any, shall be deemed Additional Rent and shall be paid by Tenant within five (5) days after Landlord's demand therefor.

Section 28.04 **Personal Property**. Any personal property of Tenant or of any subtenant (other than subtenants under surviving subleases, if any) which shall remain on the Demised Premises for twenty (20) days after the termination of this Lease and after the removal of Tenant or such subtenant, may, at the option of Landlord, be deemed to have been abandoned by Tenant

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or such subtenant and either may be retained by Landlord as its property or be disposed of, without accountability, in such manner as Landlord may see fit.

Section 28.05 **No Acceptance.** No act or thing done by Landlord or Landlord's agents during the Term shall be deemed an acceptance of a surrender of the Demised Premises or of any remaining portion of the Term, and no agreement to accept such surrender shall be valid, unless such agreement is in writing signed by Landlord. No employee of Landlord or Landlord's agent(s) shall have any power to accept the keys to the Demised Premises prior to the Expiration Date, and the delivery of keys by Tenant to any such agent or employee shall not operate as a termination of this Lease or a surrender of the Demised Premises.

Section 28.06 **Holdover.** In the event Tenant remains in possession of the Demised Premises after the Expiration Date without the execution of a new lease or extension agreement (TIME BEING OF THE ESSENCE with respect to the Expiration Date), Tenant shall be liable to Landlord for: (a) all losses and damages which Landlord may incur by reason of such holdover including, without limitation, reasonable Professional Fees and lost opportunities (and/or new leases) by Landlord to re-let the Demised Premises (or any part thereof), and Tenant shall indemnify and hold Landlord and Landlord's Indemnitees harmless from and against all claims made by any succeeding tenants against Landlord and/or Landlord's Indemnitees or otherwise arising out of or resulting from Tenant's failure timely to surrender and vacate the Demised Premises on the Expiration Date in accordance with the provisions hereof; and (b) a monthly use and occupancy in respect of the entire Demised Premises calculated with respect to an annual rate equal to the greater of (i) (x) with respect to the first 120 days of such holdover, 150% of the then current Base Rent payable hereunder and Additional Rent (which Additional Rent shall be based on the Additional Rent which was payable immediately prior to the Expiration Date) or (y) with respect to any period of holdover after said first 120 days, 200% of the then current Base Rent payable hereunder and Additional Rent (which Additional Rent shall be based on the Additional Rent which was payable immediately prior to the Expiration Date) or (ii) the then fair market rental for the Demised Premises, as reasonably determined by Landlord, plus all costs and expenses incurred by Landlord in gaining possession of the Demised Premises. Tenant shall also be liable to Landlord for any payment or rent concession made or provided by Landlord to any new tenant for all or any part of the Demised Premises in order to induce such tenant not to terminate its lease with Landlord by reason of Tenant's holding-over (including, without limitation, any holdover expenses, rent, damages or liability which shall be borne by the new tenant with respect to its then-existing lease and premises at another building). In no event shall any provision hereof be construed as permitting Tenant to holdover in possession of the Demised Premises, or any portion thereof, after the Expiration Date. All damages to Landlord by reason of such holding-over by Tenant may be the subject of a separate action and need not be asserted by Landlord in any summary proceedings against Tenant.

Section 28.07 **Waiver of Rights.** Tenant expressly waives, for itself and for any person claiming through or under Tenant, any rights which Tenant or any such person may have under the provisions of Section 2201 of the New York Civil Practice Law and Rules (and of any successor law of like import then in force) in connection with any holdover summary proceedings which Landlord may institute to enforce the foregoing provisions of this Article 28. Anything in this Article 28 to the contrary notwithstanding, including the acceptance of any Rent paid by Tenant pursuant to this Article 28 shall not preclude Landlord from commencing and

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prosecuting a holdover or summary eviction proceeding, and the preceding sentence shall be deemed to be an "agreement expressly providing otherwise" within the meaning of Section 232-c of the New York Real Property Law (and of any successor statute of similar import then in force).

## ARTICLE 29
## SECURITY

Section 29.01 **Deposit of Security**. As security for the faithful observance and performance by Tenant of each of the terms, covenants and conditions of this Lease on Tenant's part to be observed and performed, Tenant shall provide the Security to Landlord, which Security shall be in the form of a letter of credit meeting the requirements of Section 29.06 below and which Security shall be deposited at the time of execution and delivery of this Lease. In the event Tenant defaults in the observance or performance of any such term, covenant or condition, beyond applicable periods of notice and cure, including, without limitation, the covenant for the payment of Base Rent or Additional Rent, Landlord may use, apply or retain the whole or any part of the Security to the extent required for the payment of any sum with respect to which Tenant is in default, or for the payment of any sum which Landlord may expend or incur, or has expended or incurred, because of Tenant's default in the observance or performance of any such term, covenant or condition. If Landlord uses, applies or retains the whole or any part of the Security, Tenant, within fifteen (15) business days after Landlord's demand therefor, shall deliver to Landlord the sum necessary to maintain the Security at its original required amount, including, if appropriate, a replacement Letter of Credit or an amendment to the existing Letter of Credit for the sum necessary to maintain the Security at its original required amount. Interest on the Security (if in cash), less a 1% administrative fee, shall be retained by Landlord as additional security and shall be paid to Tenant at the end of the Term of the Lease pursuant to Section 29.02 hereof.

Section 29.02 **Return of Security**. The Security or any remaining portion thereof then held by Landlord shall be returned to Tenant within thirty (30) days after the later of: (a) the Expiration Date; (b) delivery of the entire possession of the Demised Premises to Landlord as herein provided; (c) payment in full by Tenant for any costs of repairs or restoration required to be made or paid by Tenant pursuant to the provisions of this Lease; and (d) payment by Tenant of any other sum or charge required to be paid to fully discharge Tenant's obligations under this Lease.

Section 29.03 **Transfer of Security**. In the event of a sale or other transfer of the Building or of Landlord's interest in this Lease, Landlord shall transfer the Security then held to the transferee and thereupon shall be released from all liability for the return of the Security. Tenant shall look solely to the transferee for the return of the Security and the provisions of this Section 29.03 shall apply to every sale or transfer of the Building and to every transfer or assignment made of the Security. Any transferee shall be deemed to have agreed that the Security transferred to it shall be held in trust for the purposes of this Article 29.

Section 29.04 **No Pledge of Security of Tenant**. Tenant shall not assign, mortgage or encumber, or attempt to assign, mortgage or encumber the Security and Landlord shall not be bound by any such attempted assignment, mortgage or encumbrance. Landlord shall not be

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required to exhaust its remedies against Tenant before having recourse to the Security or any other security held by Landlord, and such recourse shall not affect any remedies of Landlord which are provided in this Lease or which are available by law or in equity.

Section 29.05 **Notice of Deposit**. Pursuant to New York General Obligations Law Section 7-103, Tenant acknowledges that (a) the amount of the Security (if in the form of cash) is set forth in Section 1.01 hereof and (b) the name and address of the banking organization in which the Security shall be held by Landlord is the Security Depository.

Section 29.06 **Letter of Credit**. At the time of signing and delivery of this Lease, Tenant shall deposit with Landlord, as and for the Security required by Section 29.01 hereof, an irrevocable transferable letter of credit, in form and substance reasonably satisfactory to Landlord and issued by a bank or trust company which shall be associated with the New York Clearinghouse Association chartered in or licensed to do business in the State of New York and having a branch office in New York County, and acceptable to Landlord, payable upon the presentation in New York City by Landlord to such bank or trust company of the letter of credit, without presentation of any other documents, statements or authorizations, with the exception of a certificate executed by Landlord or its counsel (which certificate shall state only that Tenant (i) is in default beyond applicable grace or cure periods, if any, under this Lease or (ii) has failed to extend such letter of credit or to obtain a new letter of credit, and to deliver the same to Landlord before the date which is thirty (30) days prior to the initial expiration date of such letter of credit). The letter of credit shall provide (a) for the continuance of such letter of credit for a period of at least one (1) year from the date of its issuance, (b) for the automatic extension of such letter of credit for additional periods of one year from the initial and each future expiration date thereof (the last extension to provide for the continuance of such letter of credit for at least three months beyond the Term End Date) unless such bank or trust company gives Landlord notice of its intention not to renew such letter of credit (such notice to be given to Landlord in accordance with Section 32.11 hereof) and (c) that in the event such notice is given by such bank or trust company, Landlord shall have the right to draw on such bank or trust company at sight for the balance remaining in such letter of credit and to hold and apply the proceeds thereof in accordance with the other provisions of this Article 29. Each letter of credit to be deposited and maintained with Landlord (or the proceeds thereof) shall be held by Landlord as Security for the faithful performance and observance by Tenant of the terms, provisions and conditions in this Lease, and in the event that (i) any default occurs as provided in this Lease beyond the expiration of any applicable grace or cure period, (ii) Tenant fails to extend the term of such letter of credit or to deliver a new letter of credit to Landlord before that date which is thirty (30) days prior to the expiration date of the letter of credit then in effect, (iii) Landlord transfers its right, title and interest under this Lease to a third party and the bank or trust company issuing such letter of credit does not consent (without charge to Landlord or its transferee, unless paid by Tenant) to the transfer of such letter of credit to such third party or (iv) notice is given by the bank or trust company issuing such letter of credit that it does not intend to renew the same as above provided, then, in any such event, Landlord may draw, at sight, the balance remaining in such letter of credit, and the proceeds thereof shall then be held in an interest-bearing account in the Security Depository, as the Security (and be replenished, if necessary) as provided by the other provisions of this Article 29.

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Section 29.07 **Failure to Draw Upon Letter of Credit.** In the event Landlord neglects or fails to draw on any letter of credit following Tenant's failure to deliver an extended letter of credit or a new letter of credit as required herein, and the term of such letter of credit has expired, Landlord, at any time thereafter, may make demand upon Tenant for the delivery of a new letter of credit in the required amount or the cash equivalent thereof. In the event Tenant fails to deliver such Security within fifteen (15) business days following Landlord's demand therefor, Landlord may proceed with its remedies set forth in Article 17 hereof and elsewhere in this Lease.

## ARTICLE 30
## TELECOMMUNICATION LINES

Section 30.01 **Use of Lines.** Subject to Landlord's continuing right of supervision and approval, as provided in Article 7 hereof, and to the other relevant provisions of this Lease, Tenant shall obtain and pay for all communications and data transmission services for the Demised Premises. In connection therewith, Tenant may either (a) install telecommunication lines ("Lines") connecting the Demised Premises to any terminal block on the floor on which the Demised Premises are located or (b) use any such Lines as may currently exist and connect the Demised Premises to such terminal block. Landlord disclaims any representations, warranties or understandings concerning the capacity, design or suitability of any such terminal block, any existing riser Lines and any main distribution frame ("MDF"), and/or related equipment, located in the Building. Landlord may arrange for an independent contractor to review Tenant's requests for approval hereunder and to monitor or supervise Tenant's installation, connection and disconnection of Lines, or Landlord may provide such review, monitoring and supervision. In each case, Tenant shall pay Landlord's incurred fees and costs therefor.

Section 30.02 **Installation of Lines.** Tenant may install and use its Lines, and make connections and disconnections at the terminal block as described above, provided that in each instance Tenant shall: (a) comply with all provisions of this Lease, including Article 7 hereof regarding Alterations; (b) not install Lines in the same sleeve, chaseway or other enclosure in close proximity with electrical wire, and not install PVC-coated Lines under any circumstances; (c) thoroughly test any existing riser Lines to which Tenant intends to connect its Lines to ensure that such riser Lines are available and suitable for Tenant's purposes and are not then used for telephone, data transmission or any other purpose by any other tenant or party (whether or not Landlord has previously approved such connections); and (d) not connect any equipment to its Lines which may create an electromagnetic field exceeding the normal insulation ratings of ordinary twisted pair riser cable or cause radiation higher than normal background radiation, unless the Lines therefor (including riser Lines) are appropriately insulated to prevent such excessive electromagnetic fields or radiation (and such insulation shall not be provided by the use of additional unused twisted pair Lines). As a condition to permitting installation of new Lines, Landlord shall require that Tenant remove any existing Lines or future abandoned Lines located in or serving the Demised Premises.

Section 30.03 **Line Problems.** Landlord shall have no liability for damages arising, and Landlord does not warrant that Tenant's use of its Lines will be free, from any of the following (collectively, "Line Problems"): (a) any eavesdropping, wire-tapping or theft of long distance access codes by unauthorized parties; (b) any failure of the terminal block, Lines, MDF or other

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equipment to satisfy Tenant's telecommunication and data transmission requirements; or (c) any problems or misdesignation of the Lines in the MDF room or wire closets, or (d) any shortages, failures, variations, interruptions, disconnections, loss or damage caused by or in connection with the installation, maintenance, replacement, use or removal of any other Lines or equipment in the Building by or for other tenants, or (e) by any failure of environmental conditions at, or the power supply for, the Building or (f) by any other problems associated with any Lines by any cause whatsoever except to the extent caused by the gross negligence or willful misconduct of Landlord and is not covered by the insurance Tenant is required to carry under Section 9.01 hereof (or would not have been covered had Tenant carried such insurance). Under no circumstances shall any Line Problems be deemed an actual or constructive eviction of Tenant, render Landlord liable to Tenant, permit any abatement of Rent or relieve Tenant from the performance of any of its obligations under this Lease. In no event shall Landlord be liable for damages by reason of loss of profits, business interruption or other consequential damages arising from any Line Problems.

## ARTICLE 31
## MORTGAGEE PROVISIONS

Section 31.01 **Modifications to Lease**. If, in connection with the obtaining of financing secured in whole or in part of all or any portion of the Building or the Demised Premises or through the creation of a Superior Lease, Lender shall request reasonable modifications of this Lease as a condition of such financing or leasing, Tenant shall not unreasonably withhold or delay its consent to such modifications, provided that such modifications do not increase the Rent, or materially and adversely affect the rights, of Tenant under this Lease. None of the following requests by Lender shall be or be deemed to materially adversely affect the leasehold interest created hereby:

31.01.01 The consent of any Lender shall be required for any modification of this Lease;

31.01.02 The consent of Lender shall be required for any assignment of this Lease or any sublease of all or any portion of the Demised Premises for which the consent of Landlord is required under this Lease;

31.01.03 Tenant shall be required to give notices of any defaults by Landlord to Lender; or

31.01.04 Tenant shall permit Lender to cure defaults by Landlord under this Lease. Tenant shall grant Lender such additional time as may be required for Lender to obtain possession of the Building in cases where possession by Lender would be necessary for Lender to effect the cure of such defaults.

Section 31.02 **Mortgage Assurances**. At the request of Landlord, Tenant shall execute and deliver promptly any instrument reasonably requested by Landlord for the benefit of any Lender in which Tenant shall covenant with such Lender that Tenant shall not (a) enter into any agreement to cancel or materially modify this Lease without the prior approval of such Lender and/or (b) take any action or institute any proceeding against Landlord to cancel or modify this

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Lease without giving to such Lender at least thirty (30) days' prior notice of such action or proceeding, except that such instrument shall not apply to any modifications of this Lease herein contemplated, and any such instrument may so state.

Section 31.03 **Prepayments of Rent**. No prepayment of more than one month's installment of the annual rental rate shall be valid or binding upon a Lender or the landlord of a Superior Lease unless expressly approved in writing by such Lender or landlord or any of their respective predecessors in interest.

Section 31.04 **Successor Landlord**. If the landlord of a Superior Lease or a Lender shall succeed to Landlord's estate in the Building or the rights of Landlord under this Lease, whether through possession or foreclosure action or delivery of a new lease or a deed or otherwise, then at the election of such Person so succeeding to Landlord's rights, Tenant shall attorn to and recognize such successor Landlord as Tenant's Landlord under this Lease, and shall promptly execute and deliver any instrument in recordable form that such successor Landlord may reasonably request to evidence such attornment. The foregoing shall be self-operative. In confirmation thereof, Tenant also hereby irrevocably appoints such successor Landlord Tenant's attorney-in-fact to execute and deliver such instrument for and on behalf of Tenant. Upon succeeding to the interests of Landlord hereunder, no Lender and no landlord under a Superior Lease shall be:

(a)    liable for any previous act or omission of any prior Landlord under this Lease;

(b)    subject to any offsets or defenses which Tenant shall have against any prior Landlord under this Lease not provided in this Lease; or

(c)    be obligated to repair, replace, rebuild or restore the Demised Premises in the event of any damage or destruction by reason of fire or casualty beyond such repair, replacement, rebuilding or restoration as can reasonably be accomplished from the net proceeds of insurance actually received by such mortgagee.

## ARTICLE 32
## MISCELLANEOUS

Section 32.01 **Waiver of Trial by Jury**. In the interest of obtaining a speedier and less costly hearing of any dispute, Landlord and Tenant hereby waive trial by jury in any action, proceeding or counterclaim brought by either party against the other arising out of or relating to this Lease, the Demised Premises or the Building (including, without limitation, the relationship of Landlord and Tenant, Tenant's use or occupancy of the Demised Premises, any claim of injury or damage and/or for the enforcement of any remedy under any statute, emergency or otherwise). Although such jury waiver is intended to be self-operative and irrevocable, Landlord and Tenant shall, if requested by the other party, to confirm such waiver in writing at the time of commencement of any such action, proceeding or counterclaim.

Section 32.02 **Corporate Tenant**. If Tenant is a corporation, each Person executing this Lease on behalf of Tenant hereby covenants, represents and warrants that Tenant is a duly incorporated or duly qualified (if foreign) corporation and is authorized to do business in the

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State of New York (a copy of evidence thereof to be supplied to Landlord upon execution and delivery of this Lease); and that each Person executing this Lease on behalf of Tenant is an officer of Tenant and that he or she is duly authorized to execute, acknowledge and deliver this Lease to Landlord (a copy of a resolution to that effect to be supplied to Landlord upon request).

Section 32.03 **Other Entity Tenant**. If Tenant is a partnership (which for purposes of this Lease shall include a general partnership, limited partnership, limited liability company and limited liability partnership), or is comprised of two or more Persons, individually or as joint venturers or co-partners of a partnership, or if Tenant's interest in this Lease shall be assigned to a partnership (or to two or more Persons, individually or as joint venturers or co-partners of a partnership) pursuant to this Lease (any such partnership and such Persons are referred to in this Section 32.03 as a "Partnership Tenant"), the following provisions shall apply to such Partnership Tenant: (a) each Person executing this Lease on behalf of Tenant hereby represents that Tenant is duly organized and validly existing and is authorized to do business in the State of New York (a copy of evidence thereof to be supplied to Landlord upon request); (b) each Person executing this Lease on behalf of Tenant is a partner, manager or member of Tenant and that he or she is duly authorized to execute, acknowledge and deliver this Lease to Landlord (a copy of evidence thereof to be supplied to Landlord upon request); (c) the liability of each of the general partners comprising any Partnership Tenant shall be joint and several; (d) each of the Persons comprising Partnership Tenant hereby consents in advance to, and agrees to be bound by, any modification, termination, discharge or surrender of this Lease which may hereafter be made, and by any notices, demands, requests or other communications which may hereafter be given, by Partnership Tenant or by any of the parties comprising Partnership Tenant; (e) any bills, statements, notices, demands, requests or other communications given or rendered to Partnership Tenant or to any of the Persons comprising Partnership Tenant shall be deemed given or rendered to Partnership Tenant and to all such Persons and shall be binding upon Partnership Tenant and all such Persons; and (f) Partnership Tenant shall give prompt notice to Landlord of the admission of any such new general partners or members.

Section 32.04 **Consent**. If any provision of this Lease provides that Landlord's consent or approval as to any matter is not to be unreasonably withheld or delayed, and it is established by a court or body having final jurisdiction that Landlord has been unreasonable with regard to such matter, the only effect of such finding shall be that Landlord shall be deemed to have given its consent or approval. Landlord shall not be liable to Tenant in any respect for money damages or other damages by reason of withholding or delaying its consent or approval.

Section 32.05 **Broker**. Tenant and Landlord each represent to the other that there were no brokers with whom it has consulted or had any dealing in bringing about this Lease other than the Broker. Tenant and Landlord shall indemnify and hold the other harmless from and against all losses, costs, liabilities, damages and expenses, including, without limitation, Professional Fees and disbursements, which may be incurred by such indemnitee in connection with any claim whatsoever asserted by any Person (other than the Broker) based upon the acts of the indemnitor or the indemnitor's dealing in connection with this transaction for a brokerage commission, and whether based on contract, quasi-contract, tort or otherwise. Landlord shall pay a brokerage commission to the Broker pursuant to a separate agreement. Notwithstanding anything to the contrary in this Lease, the execution and delivery of a separate brokerage agreement by and between Landlord and Broker is a precondition to this Lease, and Landlord

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shall not be bound hereunder unless and until such brokerage agreement is so executed and delivered or such condition is waived in writing by Landlord. Tenant's indemnification obligation under this Section 32.05 shall extend to Landlord's Leasing Agent and Landlord's Managing Agent.

Section 32.06 **Confidentiality.** Tenant, and Tenant's Persons, shall hold in strictest confidence all data and information with respect to this Lease and the transaction contemplated hereby, and all data and information obtained with respect to Landlord or its business, whether obtained before or after the execution and delivery of this Lease (excluding any information which is a matter of public information other than because of a breach of this Section 32.06 by Tenant or any one or more of Tenant's Persons), and shall not disclose the same to others; provided, however, that Tenant may disclose such data and information to the employees, consultants, lenders, accountants and attorneys of Tenant provided that such Persons agree to treat such data and information confidentially, and may disclose such data to others as required by law and in connection with any legal proceeding against the other party. In any case of a requirement by Applicable Law or in connection with any legal proceeding, Tenant shall notify Landlord in writing of such requirement in time for Landlord to contest such disclosure by any means available to Landlord. In the event of a breach or threatened breach by Tenant, or its agents or representatives, of this Section 32.06, Landlord shall be entitled to an injunction restraining Tenant or its agents or representatives from disclosing, in whole or in part, such confidential data or information. Nothing herein shall be construed as prohibiting Landlord from pursuing any other available remedy at law or in equity for such breach or threatened breach. The provisions of this Section 32.06 shall continue if this Lease terminates.

Section 32.07 **Entire Agreement.** This Lease contains the entire agreement between Landlord and Tenant and all prior negotiations and agreements are merged into this Lease. This Lease may not be changed, modified or discharged orally, in whole or in part, and no executory agreement shall be effective to change, modify or discharge this Lease or any obligation hereunder unless such agreement is set forth in an instrument executed by both parties hereto.

Section 32.08 **Binding Effect.** Except as otherwise provided in this Lease, the terms, covenants and conditions contained in this Lease shall bind and inure to the benefit of Landlord's and Tenant's respective permitted successors and assigns.

Section 32.09 **Affiliates.** An Affiliate is (a) any Person who is (i) an Owning Person, an Owning Person's Owner, an Owned Person or a Related Person of Tenant or Landlord, as the context requires, (ii) an agent, officer, director, employee, member or partner of Tenant or Landlord, as the context requires, or (iii) an agent, officer, director, employee, member or partner of an Owning Person, an Owning Person's Owner, an Owned Person or a Related Person of Tenant or Landlord, as the context requires, or (b) any individual who is a member of the immediate family (whether by birth or marriage) of any individual who is (i) an Owning Person, an Owning Person's Owner, an Owned Person or a Related Person of Tenant or Landlord, as the context requires, (ii) an agent, officer, director, employee, member or partner of Tenant or Landlord, as the context requires, or (iii) an agent, officer, director, employee, member or partner of an Owning Person, an Owning Person's Owner, an Owned Person or a Related Person of Tenant or Landlord, as the context requires. For purposes of this definition, "immediate family" includes a spouse; a brother or sister of the whole or half blood of such individual or his or her

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spouse; a lineal descendant or ancestor (including an individual related by or through legal adoption) of any of the foregoing or a trust for the benefit of any of the foregoing.

Section 32.10 **Survival**. All of Articles 1, 2, 17, 18, 19, 26 and 28 and Sections 8.02, 10.05, 20.02, 20.05, 22.03 and 22.04 shall survive termination of this Lease. Articles 5, 16 (and with respect to defaults for breach of obligations under this Lease, the provisions with respect to the obligation as to which the default occurred), 21 and 32 shall survive termination of this Lease. All other Articles, Sections, or Subsections not recited in this Section 32.10, which contain a recital to the effect that such Article, Section or Subsection shall survive termination of this Lease, shall also survive termination of this Lease for the period indicated therein.

Section 32.11 **Notices**. Any and all notices or other communication or deliveries to be given or made with respect to this Lease shall be deemed to have been duly given or made for all purposes if sent by certified or registered mail, return receipt requested and postage prepaid, by recognized national overnight delivery service, or by hand delivery, as follows.

If to Landlord:

Park Avenue Properties Associates LLC
c/o Dakota Realty Group LLC
445 Park Avenue
New York, NY 10022
Attn: Blanche C. Crawford

With copies to:

Dakota Realty Group LLC
445 Park Avenue
New York, NY 10022
Attn: Robert Finkelstein

and

Seyfarth Shaw LLP
620 Eighth Avenue
New York, NY 10018
Attn: Lawrence B. Brownridge, Esq.

provided that each of the Landlord, Dakota Realty Group LLC and Seyfarth Shaw LLP respectively, may from time to time specify a different address by notice given in accordance with this Section 32.11

If to Tenant:

Knox Lawrence International, LLC
445 Park Avenue
20th Floor

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New York, New York 10022
Attn: Johnson Kachdiza

With copies to:

Sperber, Denenberg & Kahan, P.C.
48 West 37th Street
16th Floor
New York, New York 10018
Attn: James Mantia, Esq.

provided that Tenant may from time to time specify a different address by notice given in accordance with this Section 32.11. The date upon which any such notice shall be deemed given and received shall be: (i) if hand delivered, on the date of personal presentation; or (ii) if sent by registered or certified mail, three (3) business days following the posting of the mail; or (iii) if sent by recognized national overnight delivery service, the day on which delivery is first attempted by such courier.

Section 32.12 **Jurisdiction**. The parties hereto irrevocably consent to submit to the exclusive jurisdiction and venue of the Courts of the State of New York located in the County of New York and the United States District Court for the Southern District of New York, over any suit, action or proceeding arising out of or related to this Lease or the transactions contemplated hereby. Each of Landlord and Tenant consents to the personal jurisdiction of such courts and each shall subject itself to such personal jurisdiction. Any action, suit or proceeding relating to such matters may be commenced, pursued, defended and resolved in such courts and any appropriate appellate court having jurisdiction to hear an appeal from any judgment entered in such courts. Notwithstanding the foregoing, in any jurisdiction in which an action has been brought between a non-party to this Lease and a party hereto, that party may join the other party to this Lease as a plaintiff or as a defendant (as the case may be) in that action, and the parties to this Lease may assert in that action any claims or counterclaims arising under this Lease that either party may have against the other party.

Section 32.13 **Guaranty**. Simultaneously with its execution and delivery of this Lease and as an inducement to Landlord to enter into this Lease, Tenant shall deliver to Landlord a Guaranty of Lease in the form of **Exhibit D** annexed hereto.

Section 32.14 **Presentation of Lease**. The submission of this Lease to Tenant shall not be construed as an offer, nor shall the Tenant have any rights with respect thereto unless and until Landlord shall execute a copy of this Lease and deliver the same to Tenant.

Section 32.15 **Intentionally Omitted**.

Section 32.16 **Homeland Security**. Tenant represents that neither Tenant nor any one or more of Tenant's Persons are on any federal government list of restricted Persons as of the date hereof. Tenant shall not permit Tenant nor any one or more of Tenant's Persons to cause or do any act that would place Tenant or any one or more of Tenant's Persons on such list. Tenant shall notify Landlord immediately should Tenant or any one or more of Tenant's Persons be on any federal government list of restricted Persons.

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Section 32.17 **Managing Agent.** Whenever Landlord gives a notice, makes a request or gives its consent, such notice, request or consent may be given by its managing agent.

Section 32.18 **Hazardous Materials.** For purposes of this Lease, the term "Hazardous Material" means any hazardous substance, hazardous waste, infectious waste, or toxic substance, material, or waste which becomes regulated or is defined as such by any local, state or federal governmental authority. Except for small quantities of ordinary supplies such as copier toners, liquid paper, glue, ink and common household cleaning materials, Tenant shall not cause or permit any Hazardous Material to be brought, kept or used in or about the Demised Premises or the Building by Tenant, its agents, employees, contractors, or invitees. Tenant hereby agrees to indemnify Landlord from and against any breach by Tenant of the obligations stated in the preceding sentence, and agrees to defend and hold Landlord harmless from and against any and all claims, judgments, damages, penalties, fines, costs, liabilities, or losses (including, without limitation, diminution in value of the Building, damages for the loss or restriction or use of rentable space or of any amenity of the Building, damages arising from any adverse impact on marketing of space in the Building, sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees) which arise during or after the Term of this Lease as result of such breach. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of conditions and any cleanup, remedial removal, or restoration work required due to the presence of such Hazardous Material. Tenant shall promptly notify Landlord of any release of a Hazardous Material in the Demised Premises or at the Building of which Tenant becomes aware, whether caused by Tenant or any of Tenants Persons. Any liability of Tenant under the provisions of this Section 32.18 shall survive the termination of this Lease.

32.18.01 **Duty to Inform Landlord.** If Tenant knows, or has reasonable cause to believe, that a Hazardous Material, or a condition involving or resulting from same, has come to be located in, on or under or about the Demised Premises or the Building because of Tenant or any one or more of Tenant's Persons, Tenant shall immediately give written notice of such fact to Landlord. Tenant shall also immediately give Landlord (without demand by Landlord) a copy of any statement, report, notice, registration, application, permit or license, given to Tenant or received by Tenant from, any governmental authority or private party, or persons entering or occupying the Demised Premises, concerning the presence, spill, release, discharge of or exposure to, any Hazardous Material or contamination in, on or about the Demised Premises or the Building by Tenant or any one or more of Tenant's Persons.

32.18.02 **Inspection; Compliance.** Landlord and Landlord's employees, agent, contractors and Lenders shall have the right to enter the Demised Premises at any time in the case of an emergency, and otherwise at reasonable times and upon reasonable prior notice for the purpose of inspecting the condition of the Demised Premises and for verifying compliance by Tenant with this Section 32.18. Landlord shall have the right to employ experts and/or consultants in connection with its examination of the Demised Premises and with respect to the installation, operation, use, monitoring, maintenance or removal of any Hazardous Material on or from the Demised Premises. The costs and expenses of any such inspections shall be paid by the party requesting same, unless a contamination, caused or materially contributed to by Tenant, is found to

72

exist or be imminent, or unless the inspection is requested or ordered by governmental authority as the result of any such existing or imminent violation or contamination by Tenant, in which case Tenant shall within ten (10) days after request reimburse Landlord for the cost and expenses of such inspection.

Section 32.19 **Counterparts**. This Lease may be executed in any number of counterparts (or on separate signature pages annexed hereto) each of which shall be deemed an original and all of which shall constitute one and the same agreement.

Section 32.20 **Joint and Several Liability**. If Tenant is comprised of more than one Person, each Person comprising Tenant will be jointly and severally liable with each other Person comprising Tenant for payment and performance under this Lease.

13407398v.3

**IN WITNESS WHEREOF**, Landlord and Tenant have executed this Lease as of the date first above written.

LANDLORD:

PARK AVENUE PROPERTIES ASSOCIATES LLC, a Delaware limited liability company

By:  ,
    Name: Michael J. Close
    Title: President and CEO

TENANT:

KNOX LAWRENCE INTERNATIONAL, LLC, a Delaware limited liability company

By:  ,
    Name: Frank Asante-Kissi
    Title: Chief Operating Officer
    Tax ID Number: 11-3655779

MIDAS MEDICI GROUP HOLDINGS, INC., a Delaware limited liability company

By:  ,
    Name: Nana Baffour
    Title: CEO





STATE OF NEW YORK )
) ss:
COUNTY OF NEW YORK )

On the 24 day of SEPT in the year 2011, before me, the undersigned, a notary public in and for said state, personally appeared FRANK ASANTE-KISSI, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Notary Public

My Commission Expires:

15 MAY 2014

KENNETH A. EDELSTEIN
Notary Public, State of New York
No. 01ED6041732
Qualified in New York County
Commission Expires May 15, 2014

STATE OF NEW YORK )
) ss:
COUNTY OF NEW YORK )

On the 24 day of SEPT in the year 2011, before me, the undersigned, a notary public in and for said state, personally appeared NANA BAFFOUR, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Notary Public

My Commission Expires:

15 MAY 2014

KENNETH A. EDELSTEIN
Notary Public, State of New York
No. 01ED6041732
Qualified in New York County
Commission Expires May 15, 2014

75

13407398v.3

STATE OF NEW YORK )
                          ) ss:
COUNTY OF NEW YORK )

       On the _3rd_ day of _OCTOBER_ in the year 2011, before me, the undersigned, a notary public in and for said state, personally appeared _MICHAEL J. CLOSE_, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

                                      _Nancy Wilson_
                                      Notary Public

My Commission Expires:

_4/26/15_

NANCY WILSON
Notary Public, State of New York
No. 01WI6023635
Qualified in New York County
Commission Expires April 26, ~~200~~ _2015_

76

# EXHIBIT A

## <u>The Demised Premises</u>

A-1




## EXHIBIT B

## Rules and Regulations

1.      The elevators, vestibules, stairways, corridors or halls shall not be obstructed or encumbered by Tenant or used for any purpose other than for ingress or egress from the Demised Premises, and for delivery of merchandise and equipment in a prompt and efficient manner using elevators and passageways designated for such delivery by Landlord.  There shall not be used in any space, or in the public hall of the Building, either by Tenant or by jobbers or others in the delivery or receipt of merchandise, any hand trucks, except those equipped with rubber tires and safeguards.  If said premises are situated on the ground floor of the Building, Tenant thereof shall further, at Tenant's expense, keep the sidewalk and curb in front of said premises clean and free from ice, snow, dirt and rubbish.

2.      The water and wash closets and plumbing fixtures shall not be used for any purposes other than those for which they were designed or constructed, and no sweepings, rubbish, rags, acids or other substances shall be deposited therein, and the expense of any breakage, stoppage, or damage resulting from the violation of this rule shall be borne by the Tenant, whether or not caused by the Tenant, or its clerks, agents, employees or visitors.

3.      No carpet, rug or other article shall be hung or shaken out of any window of the Building and Tenant shall not sweep or throw, or permit to be swept or thrown, from the Demised Premises any dirt or other substances into any of the corridors or halls, elevators, or out of the doors or windows or stairways of the Building, and Tenant shall not use, keep or permit to be used or kept, any foul or noxious gas or substance in the Demised Premises, or permit or suffer the Demised Premises to be occupied or used in a manner reasonably offensive or objectionable to Landlord or other occupants of the Building by reason of noise, odors, and/or vibrations, or interfere in any way with other tenants or those having business therein, nor shall any bicycles, vehicles, animals, fish or birds be kept in or about the Building.  Smoking or carrying lighted cigars, pipes or cigarettes in the elevators and common areas of the Building is prohibited.

4.      No awnings or other projections shall be attached to the outside walls of the building without the prior written consent of Landlord.

5.      No sign, advertisement, notice or other lettering shall be exhibited, inscribed, painted or affixed by Tenant on any part of the outside of the Demised Premises or the Building, or on the inside of the Demised Premises if the same is visible from the outside of the Demised Premises or from the Common Areas, without the prior written consent of Landlord.  In the event of the violation of the foregoing by Tenant, Landlord may remove same without any liability, and may charge the reasonable expense incurred by such removal to Tenant.  All other signs shall be approved by Landlord as provided in the Lease and shall be at Tenant's sole cost and expense.

6.      Subject to Article 7, Tenant shall not mark, paint, drill into, or in any way deface, any part of the Demised Premises or the Building of which they form a part, except that Tenant may install works of art and other furnishings in the Demised Premises.  No boring, cutting or

B-1

stringing of wires shall be permitted, except with the prior written consent of Landlord, such consent not to be unreasonably withheld, and as Landlord may direct. Tenant shall not lay linoleum, or other similar floor covering, so that the same shall come in direct contact with the floor of the Demised Premises, and, if linoleum or other similar floor covering is desired to be used, an interlining of builder's deadening felt shall be first affixed to the floor, by a paste or other material, soluble in water, the use of cement or other similar adhesive material being expressly prohibited.

7.      Tenant must, upon the termination of his tenancy, restore to Landlord all keys of stores, offices and toilet rooms, either furnished to, or otherwise procured by, Tenant, and in the event of the loss of any keys so furnished, Tenant shall pay to Landlord the reasonable cost thereof. Tenant shall provide Landlord with a master key for the public portions of the Demised Premises.

8.      Freight, furniture, business equipment, merchandise and bulky matter of any description shall be delivered to and removed from the Demised Premises only on the freight elevators and through the service entrances and corridors, and only during hours and in a manner reasonably approved by Landlord. Landlord reserves the right to inspect all freight to be brought into the Building and to exclude from the Building all freight which violates any of these Rules and Regulations or the Lease, of which these Rules and Regulations are a part.

9.      Canvassing, soliciting and peddling in the Building is prohibited and Tenant shall cooperate to prevent the same.

10.     Landlord reserves the right to exclude from the Building all persons entering the Building through the lobby who do not present a pass to the Building signed by Landlord. Landlord will furnish passes to persons for whom Tenant requests same in writing. Tenant shall be responsible for all persons for whom Tenant requests such pass, and shall be liable to Landlord for all acts of such persons. Tenant shall not have a claim against Landlord by reason of Landlord prohibiting entry into the Building through the lobby by any person who does not present such pass.

11.     Landlord shall have the right to prohibit any advertising by Tenant which in Landlord's reasonable opinion, tends to impair the reputation of the building or its desirability as first-class office building, and upon written notice from Landlord, Tenant shall refrain from or discontinue such advertising.

12.     Tenant shall not bring or permit to be brought or kept in or on the Demised Premises, any inflammable, combustible, explosive, or hazardous fluid, material, chemical or substance (except for small quantities of ordinary supplies such as copier toners, liquid paper, glue, ink and common household cleaning materials, provided such quantities are stored, used and disposed of by Tenant in accordance with all Applicable Laws), or cause or permit any odors of cooking or other processes, or any unusual or other objectionable odors, to permeate in, or emanate from, the Demised Premises.

B-2

13.     If Tenant requires heating, ventilation or air conditioning after the usual hours, Tenant shall give notice in writing to the Building superintendent prior to 3:00 p.m. (EST) one (1) full business day prior to date such service is required.

14.     Tenant shall not move any safe, heavy machinery, heavy equipment, bulky matter, or fixtures into or out of the Building without Landlord's prior written consent. If such safe, machinery, equipment, bulky matter or fixtures requires special handling, all work in connection therewith shall comply with the Administrative Code of the City of New York and all other laws and regulations applicable thereto, and shall be done during such hours as Landlord may designate.

15.     Refuse and Trash. (1) Compliance by Tenant. Tenant covenants and agrees, at its sole cost and expense, to comply with all present and future laws, orders, and regulations, of all state, federal, municipal, and local governments, departments, commissions and boards regarding the collection, sorting, separation and recycling of waste products, garbage, refuse and trash. Tenant shall sort and separate such waste products, garbage, refuse and trash into such categories as provided by law. Each separately sorted category of waste products, garbage, refuse and trash shall be placed in separate receptacles reasonably approved by Landlord. Such separate receptacles may, at Landlord's option, be removed from the Demised Premises in accordance with a collection schedule prescribed by law. Landlord's cleaning contractor shall remove all normal amounts of trash, and empty relevant receptacles, containing general office waste, including paper, cardboard, recycling and other typical waste groups. Tenant shall remove, or cause to be removed by a contractor reasonably acceptable to Landlord, such items as Landlord may expressly designate. (2) Landlord's Rights in Event of Noncompliance. Tenant shall pay all costs, expenses, fines, penalties, or damages that may be imposed on Landlord or Tenant by reason of Tenant's failure to comply with the provisions of this Building Rule 15, and, at Tenant's sole cost and expense, shall indemnify, defend and hold Landlord harmless (including Professional Fees) from and against any actions, claims and suits arising from such noncompliance, utilizing counsel reasonably satisfactory to Landlord.

16.     In the event of any conflict between the provisions of these Rules and Regulations and the provisions of the Lease, the provisions of the Lease shall control.

13407398v.3

# EXHIBIT C

## Cleaning Specifications

### TENANT SPACE:

### DAILY SERVICES (EXCEPT AS INDICATED)

1. Dust areas within hand reach including window wills, desks, radiators.

2. Damp wipe all glass tops of work desks, tables, etc.

3. Empty and dust wipe all waste paper baskets and other refuse containers (including recycling and other receptacles required under the Building's Rules and Regulations), and wash clean when necessary.

4. Clean all wash basins and water coolers throughout all tenant's premises.

5. Remove all marks from vertical surfaces, especially around light switches.

6. Dust mop all composition flooring with a specially treated mop to preserve sheen.

7. Vacuum carpeted areas and bare floors

8. Damp mop hard surfaces, once per week.

9. Dust all counters, ledges, trim, baseboards, door frames and other areas that collect dust, once per week.

### PUBLIC LAVATORIES:

### DAILY SERVICES

1. Clean bowls, seats, urinals, wash basins, partitions, fixtures, floors and mirrors.

2. Polish and clean flushometer, piping, toilet seat hinges as often as necessary, and report malfunctions to Landlord's Managing Agent immediately.

3. Insert toilet tissue, hand towels and soap in dispensers.

4. Keep all sanitary napkin receptacles filled.

5. All waste paper cans and receptacles are to be emptied, thoroughly cleaned and washed.

6. Damp wipe exterior of dispensing units.

7. Use a high co-efficient disinfectant for proper sanitation.

C-1

## MONTHLY SERVICES

1. Wash all partitions, title walls and enamel surfaces.

2. Dust all lighting fixtures.

3. All exhaust vents to be washed and vacuumed.

## WINDOW CLEANING

Furnish all labor, materials, equipment and supervision, to perform window cleaning services every four (4) months.

D-2

## EXHIBIT D

## Guaranty of Lease

In consideration of, and as an inducement for the granting, execution and delivery of the Lease dated as of the date hereof between PARK AVENUE PROPERTIES ASSOCIATES LLC ("Landlord") and KNOX LAWRENCE INTERNATIONAL, LLC and MIDAS MEDICI GROUP HOLDINGS, INC. (collectively, "Tenant") (hereinafter referred to as the "Lease") covering a portion of the twentieth (20th) floor at 445 Park Avenue, New York, New York (hereinafter the "Premises") and other good and valuable consideration given by Landlord to the undersigned, (all of the undersigned are sometimes referred to herein as the "Guarantors"), the receipt and sufficiency of which are hereby acknowledged by the undersigned, the undersigned hereby unconditionally guarantees to Landlord, its successors and assigns, the full and timely payment of all monies, including, but not limited to, the Base Rent, Additional Rent and any and all other sums and charges payable by Tenant, its successors and assigns under said Lease and hereby further guarantees the full and timely performance and observance of all the covenants, terms, provisions, conditions and agreements therein provided to be performed and observed by Tenant, or its successors and assigns, including, but not limited to, the Rules and Regulations and the complete discharge of every liability, direct or contingent, arising from every covenant, representation, warranty, agreement and undertaking of Tenant as set forth in the Lease and any breach thereof at any time, and the undersigned hereby covenants and agrees to and with Landlord, its successors and assigns, that if default shall at any time be made by Tenant, or its successors and assigns (after the expiration of notice and cure periods, if any, provided in the Lease) in the payment of any such Base Rent, Additional Rent, or any other such sums and charges payable by Tenant under said Lease, or if Tenant, or its successors and assigns, should default in the performance and observance of any of the terms, covenants, agreements, provisions and conditions contained in said Lease, beyond the expiration of any applicable notice and cure periods, the undersigned shall and will forthwith pay such Base Rent, Additional Rent, and other such sums and charges to Landlord, its successors and assigns, and any arrears thereof, and shall and will forthwith faithfully perform and fulfill all of such terms, covenants, agreements, conditions and provisions, and will forthwith pay to Landlord all damages to which Landlord may be entitled pursuant to the provisions of said Lease, including, without limitation, all reasonable attorneys' fees and disbursements incurred by Landlord or caused by any such default and/or by the enforcement of this Guaranty.

This Guaranty is an absolute, present, primary and unconditional guaranty of payment and performance. It shall be enforceable against the undersigned, and their respective executors, administrators, heirs, legal representatives, successors and assigns, without the necessity to pursue any rights or remedies or any suit or proceedings on Landlord's part of any kind or nature whatsoever against Tenant, its successors and assigns, and without the necessity of any notice of non-payment or of any notice of acceptance of this Guaranty or of any other notice or demand to which the undersigned might otherwise be entitled, all of which the undersigned hereby expressly waives, and the undersigned expressly agrees that the validity of this Guaranty and the obligations of the undersigned hereunder shall in no way be terminated, affected, modified, diminished or impaired by reason of the assertion, or the failure to assert, by Landlord against Tenant, or against Tenant's successors and assigns, of any of the rights or remedies reserved to

13407398v.3

Landlord pursuant to the provisions of the Lease, or by any modification, compromise, settlement, adjustment or extension of the obligations and liabilities of Tenant under the Lease or the undersigned hereunder.

This Guaranty shall be a continuing guaranty, and the obligation and liability of the undersigned hereunder shall in no way be terminated, affected, modified, diminished, impaired, abated or deferred by reason of any assignment, renewal, amendment, modification or extension of or addition or supplement to the Lease (all of which shall be binding upon and enforceable against the undersigned) or by reason of any modification or waiver of or change in any of the terms, covenants, agreements, conditions or provisions of the Lease (all of which shall be binding upon and enforceable against the undersigned) or by reason of any extension of time, indulgence or forbearance, that may be granted by Landlord to Tenant, its successors or assigns, or lack of diligence, action or inaction on the part of Landlord in enforcing the obligations of Tenant or the undersigned or otherwise, or by reason of any dealings or transactions or matter or anything occurring between Landlord and Tenant, its successors or assigns, or by reason of any event, condition, occurrence, circumstance, proceeding, action or failure to act whatsoever (whether or not any such action or failure to act is detrimental or adverse with respect to Tenant or the undersigned), or any irregularity, invalidity or unenforceability in whole or in part in or of the Lease or the obligations or liabilities of Tenant thereunder, or by reason of any claim, counterclaim, cause of action, offset, recoupment or other right or remedy which Tenant or the undersigned may at any time have against Landlord, or by reason of any failure of Landlord to mitigate damages arising from a breach, violation or default by Tenant under the Lease, whether or not notice thereof is given to the undersigned.

All of Landlord's rights and remedies under the said Lease or under this Guaranty are intended to be distinct, separate and cumulative and no such right and remedy therein or herein mentioned is intended to be in exclusion of or a waiver of any of the others.

Without in any way limiting the generality of the foregoing, it is understood and agreed that neither the undersigned's obligation to make payment in accordance with the terms of this Guaranty nor any remedy for the enforcement thereof shall be terminated, impaired, modified, changed, released, abated, deferred or limited in any manner whatsoever by any impairment, modification, change, abatement, deferral, release or discharge of the liability of Tenant or its estate in bankruptcy or of any remedy for the enforcement thereof, resulting from the operation of any present or future provision of the national Bankruptcy Code or other statute, or resulting from any insolvency, reorganization, arrangement, readjustment, composition, liquidation, rehabilitation or similar or dissimilar proceeding involving or affecting Tenant whether under Title 11 of the United States Code or otherwise, or from any decision of any court (collectively, "Liquidation Proceedings").

As a further inducement to Landlord to make and enter into the said Lease and in consideration thereof, Landlord and the undersigned covenant and agree that in any action or proceeding brought on, under or by virtue of this Guaranty, Landlord and the undersigned shall and do hereby waive trial by jury, and the undersigned agrees that the applicable courts of the City and State of New York may have jurisdiction over the undersigned upon appropriate service upon the undersigned in any state of the United States in a manner in accordance with the laws of the State of New York (including, in addition to such courts, any United States Federal Court sitting in such state) and irrevocably designates Tenant as its agent for service and acceptance of process.

13407398v.3

The undersigned may be joined in any action, suit or proceeding commenced by Landlord against Tenant based upon or in connection with the Lease. Recovery may be had against the undersigned in such an action, suit or proceeding without any requirement that Landlord first or simultaneously assert, prosecute or exhaust any right, power or remedy against Tenant. The undersigned hereby waives any defense predicated in whole or in part upon impossibility of performance by the undersigned.

The undersigned, at any time, and from time to upon at least fifteen (15) days' prior written notice from Landlord to the undersigned shall provide Landlord and/or its designee(s) with authorization to obtain references from the undersigned's bank(s) and/or with any other documentation reasonably requested by Landlord and/or its designee(s) corroborating the undersigned's financial or economic status.

**Notwithstanding anything to the contrary contained hereinabove, the Guarantors shall have no liability under this Guaranty for any obligations arising under the Lease after Tenant has completely vacated and surrendered the Premises to Landlord in a vacant condition, free of refuse, rubbish and trash and otherwise in accordance with the provisions of the Lease.**

If more than one person or entity has signed this Guaranty, each of the undersigned shall be jointly and severally liable for all of the obligations hereunder.

Terms used, but not defined herein, shall have the meaning ascribed to such terms in the Lease. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include another gender as the context requires.

This Guaranty shall be governed by and construed in accordance with the laws of the State of New York.

Dated: as of June ___, 2011

_____
Nana Baffour
Address:

_____
Johnson Kachidza
Address:

D-3

STATE OF _____)

                           : ss.:

COUNTY OF _____)

On the _____ day of _____ in the year 2011, before me, the undersigned, a notary public in and for said state, personally appeared _____, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

_____
Notary Public

My Commission Expires:

_____


STATE OF _____)

                           : ss.:

COUNTY OF _____)

On the _____ day of _____ in the year 2011, before me, the undersigned, a notary public in and for said state, personally appeared _____, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

_____
Notary Public

My Commission Expires:

_____

D-5